As submitted confidentially the Securities and Exchange Commission on October 24, 2024 as Amendment No. 4 to the draft registration statement submitted on September 20, 2024. This Amendment No. 5 has not been publicly filed with the Securities and Exchange Commission and all information herein remains confidential.

Registration No. 333-[ ]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________

AMENDMENT NO 5 TO

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_____________________

NUSATRIP INCORPORATED
(Exact name of registrant as specified in its charter)

_____________________

Nevada	4700	99-2217461
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

28F AIA Central, Jl. Jend. Sudirman No.Kav. 48A, RT.5/RW.4, Karet, Semanggi, Kota Jakarta Selatan,
Daerah Khusus Ibukota, Jakarta 12930, Indonesia

Telephone: +62 21 5060 8747

(Address, including zip code, and telephone number including area code, of Registrant’s principal executive offices)

Nevada Discount Registered Agent, Inc.

831 Laca St, Dayton, NV 89403

Tel. (775) 782-6587

(Name, address, including zip code, and telephone number including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

_____________________

Lawrence Venick, Esq. Loeb & Loeb LLP 2206-19 Jardine House 1 Connaught Road Central Hong Kong SAR Telephone: +852-3923-1111	Fang Liu, Esq. VCL Law LLP 1945 Old Gallows Road Suite 260 Vienna, VA 22182 Telephone: (703) 919-7285

_____________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”) check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This registration statement contains two prospectuses, as set forth below.

• Public Offering Prospectus. A prospectus to be used for the public offering of shares of Common Stock through the underwriter named on the cover page of this prospectus, which is referred to in this Explanatory Note as the Public Offering Prospectus.

•  The Resale Prospectus. A prospectus, which is referred to in this Explanatory Note as the Resale Prospectus, to be used for the resale by Selling Stockholders of up to 1,066,668 shares of Common Stock, consisting of 1,066,668 shares of Common Stock held by the Selling Stockholders.

The Resale Prospectus is substantively identical to the Public Offering Prospectus, except for the following principal points:

•	they contain different front covers;
•	they contain different “Offering” sections in the Prospectus Summary;
•	they contain different “Use of Proceeds” sections;
•	the “Capitalization” and “Dilution” sections are deleted from the Resale Prospectus;
•	a “Selling Stockholders” section is included in the Resale Prospectus;
•	the “Underwriting” section from the Public Offering Prospectus is deleted from the Resale Prospectus and a “Plan of Distribution” section is inserted in its place; and
•	the “Legal Matters” section in the Resale Prospectus deletes the reference to counsel for the underwriters.

The registrant has included in this registration statement a set of alternate pages after the back cover page of the Public Offering Prospectus, which are referred to as the Alternate Pages, to reflect the foregoing differences in the Resale Prospectus as compared to the Public Offering Prospectus. The Public Offering Prospectus will exclude the Alternate Pages and will be used for the public offering by the Registrant. The Resale Prospectus will be substantively identical to the Public Offering Prospectus except for the addition or substitution of the Alternate Pages and will be used for the resale offering by the Selling Stockholders.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offeror to sell these securities and it is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION, DATED OCTOBER 24, 2024

NUSATRIP INCORPORATED
2,700,000 Shares of Common Stock

This is the initial public offering of up to 2,700,000 shares of the Common Stock, $0.0001 par value per share (“Common Stock”), of NusaTrip Incorporated (“Company”, “us” or “we”), or IPO. Prior to this IPO, there has been no public market for our Common Stock (the “Shares”). It is currently estimated that the initial public offering price per share will be between $ and $. The Selling Stockholders (as defined herein) are offering 1,066,668 shares of Common Stock to be sold in the offering pursuant to the Resale Prospectus. We will not receive any proceeds from the sale of the Common Stock to be sold by the Selling Stockholders. Currently, no public market exists for our Common Stock.

We intend to list our Common Stock on the Nasdaq Capital Market under the symbol “NUTR”, subject to meeting all applicable listing standards. At this time, Nasdaq has not yet approved our application to list our Common Stock. The closing of the IPO is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our stocks will be approved for listing on Nasdaq. There is no assurance that, if our listing is successful, an active trading market for our Common Stock will develop or be sustained. We are a “smaller reporting company” under applicable Securities and Exchange Commission rules and are subject to reduced public company reporting requirements for this prospectus and future filings.

This registration statement also contains a resale prospectus, pursuant to which the Selling Stockholders are offering 1,066,668 shares of Common Stock, or the resale offering, to be sold in one or more transactions that may take place in ordinary brokers’ transactions, privately negotiated transactions or through sales to one or more dealers for resale of such securities as principals after the trading of our Common Stock on Nasdaq begins. We will not receive any proceeds from the sale of the shares of Common Stock to be sold by the Selling Stockholders. No sales of the shares covered by this prospectus shall occur until the shares of Common Stock sold in this offering begin trading on Nasdaq.

We are an “emerging growth company”, as defined in the Jumpstart Our Business Startups Act of 2012, under applicable U.S. federal securities laws, and are eligible for reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company” for more information.

The registration of the shares hereunder does not mean that the Selling Stockholders will actually offer or sell the full number of the shares being registered pursuant to this prospectus. We will not receive any proceeds from the sales of shares of our Common Stock by the Selling Stockholders. The Selling Stockholders may offer the securities registered hereunder directly or through agents or to or through underwriters or dealers. The securities may be offered and sold through public or private transactions at market prices prevailing at the time of sale, at a fixed price or fixed prices, at negotiated prices, at various prices determined at the time of sale or at prices related to prevailing market prices. See “Plan of Distribution” for more information about how the Selling Stockholders may sell the shares of Common Stock being registered pursuant to this prospectus.

We will pay the expenses incurred in registering the shares, including legal and accounting fees. See “Underwriting”.

Investing in our Common Stock involves a high degree of risk. See “Risk Factors” beginning on page 14 and elsewhere in this prospectus for a discussion of information that should be considered in connection with an investment in shares of our Common Stock. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these shares or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Company will be a “controlled company” under the Corporate Governance Rules of Nasdaq and can rely on exemptions from certain corporate governance requirements that could adversely affect the holders of the Company’s Common Stock.

Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of its directors be independent, as defined in the Corporate Governance Rules of Nasdaq and the requirement that the compensation committee and nominating and corporate governance committee of the Company consist entirely of independent directors. The Company currently does not intend to rely on these exemptions. However, if the Company decides to rely on exemptions applicable to controlled company under the Corporate Governance Rules of Nasdaq in the future, you will not have the same protections afforded to stockholders of companies that are subject to all of Nasdaq corporate governance requirements. See “Risk Factors — the Company will be a “controlled company” within the meaning of the NASDAQ corporate governance standards and, as a result, will be entitled to rely on exemptions from certain corporate governance requirements that provide protections to stockholders” and “Controlled Company Exemption.” In addition, upon the consummation of this offering, Society Pass Incorporated will control 78.8% of the voting power of the Company’s outstanding voting securities.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses(2)	$	$

(1) We have agreed to pay Cathay Securities, Inc., as the representative (the “Representative”) of the underwriters named in this prospectus, an underwriting discount equal to seven percent (7%) of the gross proceeds of the offering. We have also agreed to issue to the Representative, on the closing date of this offering, warrants in an amount equal to seven percent (7%) of the aggregate number of shares of Common Stock sold by us in this offering and exercisable at a price per share equal to one hundred and twenty-five percent (125%) of the public offering price (the “Underwriter’s Warrants”). For a description of compensation to be received by the Underwriter, see “Underwriting” for more information.

(2) The amount of offering proceeds to us presented in this table does not give effect to the exercise of the over-allotment option issued to the Underwriter.

We have granted the underwriters an option, exercisable for up to 45 days from the date of this prospectus, to purchase a maximum of 405,000 shares of Common Stock (equal to fifteen percent (15%) of the aggregate number of shares of Common Stock sold in this offering) on the same terms as the other shares of Common Stock being purchased by the underwriters from us.

This offering is being conducted on a firm commitment basis. The underwriters are obligated to take and purchase all of the shares of common stock offered under this prospectus if any such shares are taken.

The underwriters expect to deliver the securities to purchasers in the offering on or about [  ], 2024.

Until and including [*] (twenty-five (25) days after the date of this prospectus), all dealers that buy, sell or trade our Common Stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Sole Bookrunning Manager
Cathay Securities, Inc.

The date of this prospectus is [ ], 2024

We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our Common Stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our Common Stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: We have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our securities and the distribution of this prospectus outside of the United States.

Copies of some of the documents referred to herein have been filed as exhibits to the registration statement of which this prospectus forms a part, and you may obtain copies of those documents as described in this prospectus under the heading “Where You Can Find More Information.”

Unless the context indicates otherwise, as used in this prospectus, “we,” “us,” “our,” “the Company,” “NusaTrip,” means NusaTrip Incorporated, a Nevada corporation.

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Conventions That Apply to This Prospectus

Unless we indicate otherwise, all information in this prospectus assumes no exercise by the underwriters of their option to purchase up to 405,000 shares of Common Stock from us.

Except where the context otherwise requires and for purposes of this prospectus only:

•	“APAC” refers to the Asia-Pacific geographic region;
•	“Board of Directors” or “Board” refers to the Board of Directors of the Company
•	“Common Stock” refers to shares of Common Stock, $0.0001 par value per share, of the Company;
•	“Controlling Stockholder” means Society Pass, who will owns 100% of our Common Stock prior to the consummation of the Offering, giving it a majority of the aggregate voting power of the Company’s voting securities upon the consummation of this offering;
•	“Convertible Notes” refers to the $1,600,002 principal amount of convertible notes purchased by certain Selling Stockholders on October 18, 2024;
•	“IPO” means the initial public offering of our Common Stock;
•	“OTA” refers to on-line travel agency;
•	“SEA” refers to the Southeast Asia geographic region especially Indonesia, Singapore, Malaysia and Vietnam;
•	“SEC” refers to the Securities and Exchange Commission;
•	“Selling Stockholders” means the selling stockholders who are listed in the Resale Prospectus;
•	“SEO” refers to search engine optimization;
•	“Society Pass” or “SP” refers to Society Pass Incorporated, a Nevada corporation that owns 100% of our Common Stock.
•	“Super Voting Preferred Stock” refers to the 75,000 shares of Super Voting preferred stock, par value $0.0001 per share, outstanding, with each share having 1,000 votes; the Super Voting Preferred Stock is not convertible into Common Stock and has no sunset provision;
•	“US$” or “U.S. dollars” refers to the legal currency of the United States;
•	“US GAAP” refers to U.S. generally accepted accounting principles, consistently applied; and
•	“We,” “us,” “our company,” “the Company,” “NusaTrip,” or “our” refers to NusaTrip Incorporated, a Nevada corporation, and its subsidiaries.

Our reporting currency is U.S. dollars and most of our revenue is denominated in U.S. dollars. This prospectus contains translations of Vietnamese Dong, Indonesian Rupiah, Singapore Dollars and Malaysia Ringgit into U.S. dollars solely for the convenience of the reader. The conversion of Vietnamese Dong, Indonesian Rupiah, Singapore Dollars and Malaysia Ringgit into U.S. dollars is based on the exchange rates set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Vietnamese Dong, Indonesian Rupiah, Singapore Dollars or Malaysia Ringgit to U.S. dollars and from U.S. dollars to Vietnamese Dong, Indonesian Rupiah, Singapore Dollars and Malaysia Ringgit in this prospectus were made at the rates of [*], respectively, to US$1.00, the noon buying rate in effect as of [*], 2024.

This prospectus may contain additional trademarks, service marks and trade names of others. Such trademarks, service marks and trade names are the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other person.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Such forward-looking statements include, among others, those statements including the words “believes”, “anticipates”, “expects”, “intends”, “estimates”, “plans” and words of similar import. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Forward-looking statements are based on our current expectations and assumptions regarding our business, potential target businesses, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. We caution you therefore that you should not rely on any of these forward-looking statements as statements of historical fact or as guarantees or assurances of future performance. You should understand that many important factors, in addition to those discussed in this prospectus, could cause our results to differ materially from those expressed in the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include changes in local, regional, national, or global political, economic, business, competitive, market (supply and demand) and regulatory conditions identified under Risk Factors:

Other sections of this prospectus describe additional risk factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time, and it is not possible for our management to predict all risk factors and uncertainties, nor are we able to assess the impact of all of these risk factors on our business or the extent to which any risk factor, or combination of risk factors, may cause actual results to differ materially from those contained in any forward-looking statements. These risks and others described under the section “Risk Factors” above are not exhaustive.

Given these uncertainties, readers of this registration statement on Form S-1 are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

MARKET DATA

The Company uses market data throughout this prospectus. The Company has obtained certain market data from publicly available information and industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on industry surveys and the preparers’ experience in the industry, and there is no assurance that any of the projections or forecasts will be achieved. The Company believes that the surveys and market research others have performed are reliable, but the Company has not independently verified this information.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and may not contain all of the information that you should consider before investing in the shares. You are urged to read this prospectus in its entirety, including the information under “Risk Factors” and our financial statements and related notes included elsewhere in this Prospectus.

Unless the context indicates otherwise, as used in this prospectus, “we,” “us,” “our,” “the Company,” “NusaTrip,” or “NT,” means, Inc., a Nevada corporation.

Our Mission Statement

NusaTrip’s mission is to become the Premier Travel Hub in Southeast Asia.

Overview

Established in 2015 and headquartered in Jakarta, Indonesia, NusaTrip is a travel ecosystem with geographical specialization in Southeast Asia (SEA) and Asia-Pacific (APAC). NusaTrip is an acquisitions-focused company. Mergers and acquisitions (M&A) of offline travel agencies play a pivotal role in our growth strategy. We have demonstrated an ability to execute accretive and synergistic acquisitions as well as integrate and fundamentally improve our acquired businesses. We have completed acquisitions of VLeisure and VIT, both travel companies in Vietnam. We will continue to focus on the acquisition of other synergistic companies, and We are currently looking to acquire travel agencies operating in PRC, Hong Kong, Philippines, Thailand, Singapore, Malaysia, India, and UAE. As of the date of this prospectus, we have no current mergers or acquisitions pending or contemplated. We aim to bring travelers from the rest of the world to SEA and APAC (inbound travel) and bring travelers from SEA and APAC to the rest world (outbound travel).

In August 2022, NusaTrip officially joined the Society Pass Inc. (Nasdaq: SOPA) ecosystem when SOPA acquired 75% of the outstanding capital stock of Nusatrip International Pte Ltd. and also purchased all of the outstanding capital stock of PT Tunas Sukses Mandiri, a company existing under the law of the Republic of Indonesia. Both of the acquired companies engage in online ticketing and reservation services. In May 2023, SOPA incorporated Nusa Trip Incorporated and SOPA transferred its ownership of the acquired companies to NusaTrip Incorporated.

We are the first Indonesian-based online travel agent (OTA) in Indonesia to receive International Air Transport Association (IATA) accreditation. IATA gives OTA’s access to all airline fares and inventories. For being the first IATA-accredited OTA, we have first-hand fares from both full-service and low-cost carriers. This also gives us access to global distribution channels from the Meta Searches (Kayak and SkyScanner) where newly established OTA will have only regional access for distribution. In addition, as a member of ASITA — Association of the Indonesia Tours and Travel Agencies, our mission is to become the Premier Travel Hub in SEA. We believe travel brings different and disparate cultures and people together. In short, travel brings humanity closer together. NusaTrip contributes to the revitalization of the regional and global travel and tourism industry by enabling and promoting social network-based entrepreneurship and cross collaboration. And we promote SEA and APAC to travelers both regionally and globally through our NusaTrip and VLeisure websites, NusaTrip mobile application and NusaTrip social media channels, including Instagram, Facebook, TikTok, LinkedIn, Twitter and YouTube. Today, we employ more than 100 staff members, all of which are based in our offices in Jakarta, Vietnam and Singapore.

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Since we began operations more than a decade ago as one of the first OTAs in SEA, NusaTrip has revolutionized travel in SEA and APAC by allowing our corporate and retail customers to manage their own travel plans. NusaTrip offers world-class quality products, services and experiences for customers, clients, affiliates and business partners. Our marketing and technology platform empowers the 680 million people of SEA to more efficiently research, plan, book and experience travel for themselves and serves an extensive portfolio of airline, hotel and other travel brands. NusaTrip has onboarded over 1.3 million registered users, over 500 airlines and over 650,000 hotels around the world as well as connected with over 80 million unique visitors. In addition, our NusaTrip mobile application has been downloaded more than 1 million times. Previously, airlines and hotels in SEA had to engage with multiple players and potential partners in each market. However, now they can rely on NusaTrip as their single partner, offering a comprehensive solution for market entry across SEA’s diverse markets. We seamlessly integrate both offline and online sales channels such as through website, customer support, and corporate operations, to ensure consistent distribution and maintain complete control over the customer experience. For end consumers, our online travel agency platform significantly enhances the customer experience for a user-friendly platform with competitive prices. We prioritize consumer protection, ensuring bookings are made securely, and seamlessly served until the activity and post-activity date. Our airline and hotel partners suppliers distribute and market products via our desktop and mobile offerings, as well as through alternative distribution channels, our business partnerships and our call centers in order to reach our extensive regional audience.

The Opportunity

The travel market in SEA offers a great opportunity for investors and entrepreneurs who want to tap into the growing demand for travel and lifestyle services in the region. We expect that continued strong economic expansion, robust population growth, rising levels of consumerism and urbanization and the increasing rate of adoption of mobile and Internet technology provide abundant market opportunities for our Company in SEA:

•	Strong historical and expected economic growth over the next two decades. According to the Australian Department of Foreign Affairs and Trade, SEA is projected to become the world’s fourth-largest economy by 2040, after the United States (“US”), China and India, with an expected compound annual growth rate of 4 per cent between 2023 and 2040;[1]
•	Favorable demographics. SEA possesses a large and growing population of more than 685 million people; Indonesia represents more than 40% of SEA’s population, while SEA comprises more than 8% of the global population;
•	A rising middle class and young generation willing to consume to explore new destinations and experiences;
•	Rise of the Internet economy with 100M additional internet users have come online in the last three years growing from 360 million users in 2019 to 460 million users in 2022.

Despite the lingering effects to the global economy due to Covid-19, SEA’s economic growth compares favorably to that of the developed world, reaching 4.6% growth rate in 2023 as opposed to 0.9% and 1.0% for both the European Union (“EU”) and the US, respectively. As of 2020, SEA’s combined gross domestic product (“GDP”) reached US$3.1 trillion. In comparison, the respective GDP for both the European Union (“EU”) and the US totaled US$15 trillion and US$20.8 trillion in 2020. SEA has experienced rapid economic growth rates in recent years, far exceeding growth in major world economies such as Japan, the EU and the US. According to the HKTDC Research, from 2013 to 2022, SEA has averaged 4.2% GDP growth.1 And since the advent of Covid-19, the total SEA GDP reached US$3.6 trillion in 2022, positioning it as the fifth largest economy in the world trailing behind the US ($25.5 trillion), China (US$ 17.9 trillion), Japan (US$ 4.2 trillion), and Germany (US$ 4.1 trillion). Looking ahead, projections indicate SEA's GDP is poised to reach an estimated $4.5 trillion by the year 2030.2

A large and growing population will lead to greater spending on lifestyle, education and housing, while demand will increase for health and aged care services. SEA continues to enjoy robust population growth. The United Nations Population Division estimates that the population of the SEA countries in 2000 was approximately 525 million people growing to 668 million in 2020. This population growth is driving rising levels of urbanization. Mirroring the demographic trends in China more than three decades ago, SEA is undergoing rapid urbanization with urban population percentage increasing from 32% in 1990 to 48% in 2015 according to NASA/ADS . And it is projected to grow to 60% of the total population by 2040.3

[1]	See Hong Kong Trade Development Council (2024). ASEAN: Market Profile.
[2]	See ASEAN Statistical Brief (2024). The Structure of ASEAN Economy.
[3]	See 19th EGU General Assembly (2017). Urban growth patterns in major Southeast Asian cities: Toward exposure mapping and vulnerability assessment.
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OTA Business Model in SEA

The current OTA business model in SEA typically involves acting as intermediaries between travelers and various travel service providers such as airlines and hotels. OTAs offer a one-stop platform where travelers can search, compare, and book flights, hotels, car rentals, and other travel-related services. These platforms earn revenue through commissions, service fees, and advertising partnerships. OTAs negotiate agreements with airlines, hotels, and other travel suppliers to access their inventory and offer competitive prices to customers. Additionally, some OTAs in SEA have expanded their services to include holiday packages, tours, and activities to provide a comprehensive travel experience. OTAs leverage technology, digital marketing, and customer data to attract users, enhance user experience, and drive bookings. They often invest in and partners with third party mobile apps and user-friendly interfaces, especially payment apps, to cater to the growing mobile-savvy population in the region. Furthermore, OTAs in SEA may also partner with banks, restaurants, malls, stores, car rental companies, airlines, hotels and other companies to offer exclusive promotions, loyalty programs, and additional value-added services to customers.

OTAs face several challenges in the current landscape. One of the key issues is intense competition within the OTA industry, with numerous players vying for market share. For example, three major OTAs operate in Indonesia: Traveloka, Tiket.com, and NusaTrip. This competition creates downward pressure on profit margins and requires continuous innovation and differentiation to stand out. Another challenge is the growing influence of direct bookings by suppliers, such as airlines and hotels, who aim to reduce dependency on OTAs and establish direct customer relationships. This shift poses a threat to OTA revenue streams and requires OTAs to offer unique value propositions to remain relevant. Generally, it means that OTA must navigate complex and ever-changing regulations and legal frameworks across different countries, which can affect their operations and expansion plans. The OTA industry is also susceptible to external factors like economic downturns, political instability, and natural disasters that can disrupt travel demand and impact revenues. Meanwhile, customer expectations are constantly evolving, and OTAs must continuously enhance their technology, user experience, and personalized offerings to meet these demands. Finally, issues related to data privacy and security are of utmost importance, as OTAs handle sensitive customer information, and any breaches can erode customer trust. This means that OTAs must adapt to these challenges by leveraging technology, fostering strategic partnerships, delivering exceptional customer experiences, and staying ahead of market trends to thrive in the dynamic travel industry.

Our Business Model

To overcome the problems of a typical OTA in SEA, NusaTrip works closely with global distribution system (“GDS”) partners, conducts market research, seeks strategic alignment with local travel agencies that have market presence and expertise, adapts to local culture, integrates compatible technologies, leverages branding and marketing expertise, prioritizes customer-centric approaches, fosters collaboration and synergy, and ensures compliance with

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regulations. By working with our GDS suppliers, we source inventory from multiple countries, consolidators and airlines to find the cheapest fares for our corporate and retail customers. In addition, we continuously upgrade our technology platform to meet the challenges of data privacy head on. Because we have been financially supported by our Nasdaq-listed parent company, SOPA, NusaTrip historically has had the financial backing to continuously re-invest in our marketing and technology platforms. After the IPO, we expect to obtain any funds needed in excess of the amounts generated by our operating activities, and/or through the capital markets or bank financing, and not from Society Pass.

The NusaTrip revenue model is four-fold: the agency model, the merchant model, the advertising model and hotel technology software services.

•	Agency Model. Under the agency model, leveraging our NusaTrip.com website, NusaTrip mobile application, and VLeisure.com website, NusaTrip facilitates travel bookings and act as the agent in the transaction, passing reservations booked by the traveler to the relevant travel provider. We receive commissions or ticketing fees from the travel supplier and/or traveler. We record revenue on air transactions when the traveler books the transaction, as we do not typically provide significant post booking services to the traveler and payments due to and from air carriers are typically due at the time of ticketing. Additionally, we generally record agency revenue from the hotel when the stayed night occurs as we provide post booking services to the traveler and, thus consider the stay as when our performance obligation is satisfied;
•	Merchant Model. Under the merchant model, we facilitate the booking of hotel rooms, alternative accommodations, airline seats, car rentals and destination services from our airline, hotel and travel suppliers. As such, NusaTrip acts as the merchant of record for such bookings. For example, we provide travelers access to book hotel room reservations through our contracts with lodging partners, which provide us with rates and availability information for rooms but for which we have no control over the rooms and do not bear inventory risk. Our travelers pay us for merchant hotel transactions prior to departing on their trip, generally when they book the reservation. The majority of our merchant transactions relate to lodging bookings; and
•	Advertising Model. Under the advertising model, we offer travel and non-travel advertisers access to a potential source of incremental traffic and transactions through our various media and advertising offerings across several of our transaction-based websites and apps.
•	Hotel technology platform software services. Under the hotel technology platform software services model, we sell software to our hotel clients, principally focusing on property management system, point of sales, booking engines & travel agencies portals, customer data platform, hotel room management, and revenue management.

Marketing and Brand Positioning

The NusaTrip overall marketing strategy focuses on our continued ability to increase the number of airline and hotel bookings flowing through our NusaTrip and VLeisure marketing platforms:

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•	driving recurring transactions from retail and corporate customers to generate ever increasing Business-to-Consumer (“B2C”) and Business-to-Business (“B2B”) revenues (See Business- Marketing and Brand Positioning for a description of our B2B and B2C offerings);
•	increasing downloads from our NusaTrip application on both Apple Store and Google Play. Since our establishment more than a decade ago, our NusaTrip mobile application has been downloaded more than 1 million times;
•	building and increasing the value of our various two brands, NusaTrip and VLeisure, by driving traffic to the NusaTrip.com and VLeisure.com websites through brand, performance and viral marketing, such as word of mouth, peer-to-peer, micro-networking and crowd sourcing. Furthermore, we engage in affiliate performance marketing programs, traditional public relations and communications activities, such as trade show attendance, to strengthen market recognition for our two brands and enable us to be less reliant on performance marketing, which reducing our customer acquisition costs;
•	increasing our brand awareness on social media channels such as Instagram, Facebook, LinkedIn, Twitter and TikTok. We employ our sister company, Thoughtful Media Group Inc (TMG) within the SOPA ecosystem, to share promotions and news about NusaTrip. As one of the leading advertising platforms in SEA, TMG executes our consumer, product, corporate, and policy communications plan and brand strategy by working with its over 10,000 social media influencers to conduct media and advertising campaigns on our behalf. Our social media marketing increases awareness among potential customers, helping them to understand the benefits of using our technology solutions to book their travel experiences, including flights, hotels, cars, cruises and tours. Below are our widely used social media communication channels;
•	creating a loyal customer base and capturing lifetime customers through our arrangement with Society Pass and the Society Pass loyalty program, which we plan to continue, as it incentivizes customers through the earning and redeeming of loyalty points as well as promotional offers from our airline and hotel partners. Customers enrolled in the program earn Society Points and may redeem them for discounted tickets and hotel rooms with our travel partners. We believe that our loyal customer base that will not only generate additional revenues but also provide positive word-of-mouth marketing and expand our business further with GDS partners, airlines and hotels;
•	building and maintaining long-term, strategic relationships with our traveler partners, in particular, GDS suppliers, flight aggregators, airlines, travel agencies, hotels, property owners, and destination service providers. With NusaTrip, our travel partners are able offload their flight and hotel inventory with a trusted OTA. NusaTrip delivers value to our travel supply partners by increasing their revenues, while simultaneously reducing their overall marketing transaction and customer service costs. Below is a representative sample of our full-service and low-cost regional and international airline partners; and
•	optimizing ongoing traveler acquisition costs. By removing the middle man in the transaction, we offer our customers cost effective travel products and experiences.

Financial Highlights

For the year ended December 31, 2023, we had revenues of $2,307,661 and a net income of $79,912. See “Summary Consolidated Financial Data” and “Index to Consolidated Financial Statements.”

We have a limited operating history. As shown in our financial statements, the Company has suffered from working capital deficit of $5,639,886 shareholders’ and accumulated deficit of $5,281,280 as of December 31, 2023, that, in the view of our auditors, raise substantial doubt about our ability to continue as a going concern. See “Index to Consolidated Financial Statements.” Management’s plans regarding these matters are also described in Note 2 to our consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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Voting and Other Rights of Common Stock and Super Voting Preferred Stock

Common Stock

As of the date of this prospectus, there are 14,000,000 shares of our Common Stock outstanding.

The holders of our Common Stock are entitled to the following rights:

Voting Rights. Each share of our Common Stock entitles its holder to one vote per share on all matters to be voted or consented upon by the stockholders. Holders of our Common Stock are not entitled to cumulative voting rights with respect to the election of directors.

Other Rights. The holders of our Common Stock have no subscription, redemption or conversion privileges. Our Common Stock does not entitle its holders to pre-emptive rights. All of the outstanding shares of our Common Stock are fully paid and non-assessable. The rights, preferences and privileges of the holders of our Common Stock are subject to the rights of the holders of shares of any series of preferred stock which we may issue in the future.

Super Voting Preferred Stock

On May 22, 2023, we designated 50,000 shares of our preferred stock as Super Voting Preferred Stock. On June 21, 2024, we designated an additional 25,000 shares of our preferred stock as Super Voting Preferred Stock.

On September 3, 2024, we have issued 75,000 shares of the Company’s Super Voting Preferred Stock to Heather Maynard. On October 14, 2024, we have cancelled the Company’s Super Voting Preferred Stock to Heather Maynard and the 75,000 Super Voting Preferred Stocks are held in the treasury.

The following is a summary of the material terms of our Super Voting Preferred Stock.

Voting Rights. Each share of our Super Voting Preferred Stock entitles its holder to 1,000 votes per share and votes with our Common Stock as a single class on all matters to be voted or consented upon by the stockholders.

Other Rights. The holders of our Super Voting Preferred Stock are not entitled to any dividend rights. The holders of the Super Voting Preferred Stock are not entitled to any liquidation preference or subject to any redemption rights. The shares of our Super Voting Preferred Stock are not convertible into shares of our Common Stock, and are not subject to any sunset or other termination provisions.

Convertible Notes

On October 18, 2024, the Company completed a private placement of $1,600,002 principal amount of Convertible Notes. The Convertible Notes mature six months after issuance, on which date the full principal amount and interest thereon will be due and payable in full. The Convertible Notes automatically convert into an aggregate of 1,066,668 shares of Common Stock upon the effectiveness of the registration statement, at a conversion price of $1.50 per share.

Relationship With and Separation From Society Pass

On June 3, 2024, the Company authorized the issuance of up to an additional 7,999,000 shares of Common Stock, comprised of (i) 2,700,000 shares to be issued to the Underwriters upon the consummation of this offering (ii) up to an additional 405,000 shares to be issued to the Underwriters upon their over-allotment option, if and to the extent such option is exercised. On September 2, 2024, the Company issued 6,000,000 to Society Pass for an aggregate price of $600. As of the date of this prospectus, Society Pass will retain its current ownership of 14,000,000 shares of Common Stock.

As of the date of this prospectus, Society Pass was the 100% owner of the Company. As of the consummation of this offering, after the conversion of the Convertible Notes into shares of Common Stock and assuming no exercise of the over-allotment option, Society Pass will continue to own 14,000,000 shares of Common Stock.

Prior to the consummation of this offering, the Company has been operating as a separate company from Society Pass with its own management and operations staff. The Company has, prior to the consummation of the IPO, relying on loans from Society Pass to fund its expansion and operation. The Company has not and will not pay any dividends to Society Pass or transfer any assets in connection with the separation of the two companies. After the consummation of the IPO, the Company shall repay outstanding loans made by Society Pass in the aggregate amount of $927,266, based on record as of December 31, 2023.

Our corporate structure after giving effect to this offering shall be as follows:

* “Other Stockholders” are comprised of the holders of Common Stock to be issued upon the conversion of the Convertible Notes, and the holders of Common Stock offered in this Offering.

The foregoing chart assumes no exercise by the underwriters of their over-allotment option. Of the “Other Stockholders,” the holders of Common Stock to be issued upon the conversion of the Convertible Notes would own an aggregate of 6.0%, and the holders of Common Stock offered in this Offering would own an aggregate of 15.2%, of the outstanding Common Stock.

The subsidiaries shown in the foregoing chart are currently owned by the Company, and the ownership of each such subsidiary shall not change upon or as a result of the consummation of this offering.

As of the consummation of this offering, directors of the Company, Vincent Puccio and Michael Freed will also will be director of Society Pass. These overlapping relationships could present potential conflicts of interest. For more details, refer to “Risk Factors - We may have conflicts of interest with our Controlling Stockholder and, because of our Controlling Stockholder’s controlling ownership interest in our Company, we may not be able to resolve such conflicts on terms favorable to us.”

As of the date of this prospectus, the Company and Society Pass are not parties to any support agreement, tax sharing arrangement, registration rights agreement or other written agreement. As of the consummation of this offering, the Company and Society Pass will not be parties to any support agreement, tax sharing arrangement, registration rights agreement or other written agreement.

Impact of the COVID-19 Pandemic and other Global Events

The full impact of the COVID-19 pandemic on our business, financial condition and results of operations remains unpredictable due to the evolving nature of the COVID-19 pandemic and the extent of its impact across industries and geographies and numerous other uncertainties. For example, we cannot predict the duration and spread of the outbreak of new variants of the virus, additional actions that may be taken by governmental entities, or the impact the

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pandemic may have on the ability of us, our customers, our suppliers, our manufacturers, and our other business partners to conduct business. To date, COVID-19 has led to the implementation of various responses, including government-imposed quarantines, business closures, travel restrictions, and other public health safety measures. The extent to which the COVID-19 pandemic impacts our business will depend on future developments, which are highly uncertain and cannot be predicted at this time,

The spread of COVID-19 caused us to modify our business practices, including employee travel, employee work locations in certain cases, and cancellation of physical participation in certain meetings, events and conferences and further actions may be taken as required or recommended by government authorities or as we determine are in the best interests of our employees, customers, and other business partners. Our business operations were back to normal in year   after the waning of the COVID-19 threat. We are monitoring the global outbreak of the pandemic, in SEA, especially Vietnam and are taking steps in an effort to identify and mitigate the adverse impacts on, and risks to, our business posed by its spread and the governmental and community reactions thereto. COVID-19 has not had any impact on our results of operations or our financial condition.

The Russian-Ukraine war and the supply chain disruption have not affected any specific segment of our business.

Corporate Information

NusaTrip’s principal office in the U.S. is located at 701 S. Carson Street, Suite 200, Carson City, NV 89701.

The Company’s headquarters are located at 28F AIA Central, Jl. Jend. Sudirman No.Kav. 48A, RT.5/RW.4, Karet, Semanggi, Kota Jakarta Selatan, Daerah Khusus Ibukota Jakarta 12930, Indonesia.

The website for our travel tech and online travel agency website platform is www.nusatrip.com.

The information included on our websites are not part of this prospectus.

The following is our corporate structure prior to giving effect to this offering:

Upon the consummation of this offering, Society Pass Incorporated will control 78.8% of the voting power of the Company’s outstanding voting securities. The following is our corporate structure after giving effect to this offering:

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NUSATRIP INC
Nevada
Date of Incorp: 22 May 2023
99%
NUSATRIP INTERNATIONAL PTE LTD
Singapore
Date of Incorp: 09 Jan 2015
Acquired on 15 Aug 2022
99%
100%
NUSATRIP SINGAPORE PTE LTD
Singapore
Date of Incorp: 06 Dec 2016
100%
NUSATRIP MALAYSIA SDN BHD
Malaysia
Date of Incorp: 01 Mar 2017
99%
PT TUNAS SUKSES MANDIRI
Indonesia
Date of Incorp: 08 Feb 2010
Acquired on 15 Aug 2022
99%
MEKONG LEISURE TRAVEL JSC
Vietnam
Acquired on 11 Apr 2023
99%
VIETNAM INTERNATIONAL
TRAVEL AND SERVICE JSC
Vietnam
Acquired on 17 JULY 2023

Summary of Risk Factors

In addition to the other information contained in this prospectus, including the matters addressed under the heading “Cautionary Note Regarding Forward-Looking Statements,” you should carefully consider all of the risks and uncertainties described in the section of this prospectus captioned “Risk Factors.” These risks include, but are not limited to, the following:

Risks Related to Our Financial Condition

•	We have a limited operating history on which you can evaluate our business and prospects.
•	We have not generated substantial revenues under our new businesses, which makes it difficult for us to evaluate our future business prospects and make decisions based on those estimates of our future performance.
•	We have incurred operating losses in the past, and we may not be able to generate sufficient revenue to be profitable, or to generate positive cash flow on a sustained basis. In addition, our revenue growth rate may decline.
•	There is substantial doubt about our ability to achieve profitability if we are unable to generate significant revenue or secure additional financing, we may be unable to implement our business plan and grow our business.
•	We may require additional capital to support our business and objectives, and this capital might not be available on acceptable terms, if at all.
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Risks Related to Doing Business in the Southeast Asia Region

•	Our revenue and net income may be materially and adversely affected by any economic slowdown within SEA. Changes in the economic, political or social conditions or government policies in SEA could have a material adverse effect on our business and operations.
•	Fluctuations in foreign currency exchange rates will affect our financial results, which we report in U.S. dollars.
•	The imposition of barriers to trade or escalation of trade disputes could materially and adversely affect demand for our services.

Risks Related to Our Business

•	Privacy risk — The five highest priority privacy risk domains identified by participants were data breaches, non-compliant third-party data processing, ineffective privacy by design implementation, inappropriate personal data management, and insufficient privacy training for employees
•	Performance risk — Performance is defined as the throughput of business transactions compared to user needs, expectations, or requirements. IT performance risk is the risk that a company’s IT infrastructure will be unable to perform at required levels due to inferior internal operating practices, technology, and/or external relationships that threaten the demand for the organization’s products or services.

Financial risk — Various uncertain elements lead to a possibility of loss in the process of financial transactions. Online travel agencies mainly face the following financial risks. Foreign Currency risk — when various currencies are exchanged or converted a possibility of losses or gains may arise due to fluctuation in exchange rates. Funding and Financing risk- it takes place due to liabilities in terms of loans etc. Rate of interest risk that is policy interest rate influences funding and loaning of agency. Low-price competition makes you face a credit crunch.

Social risk — Any future and uncertain event, independent of the person’s will, which prevents them from earning an income or that causes a significant decrease in their quality of life or standard of living. That will impact buying travel products or travel in total.

Technical risk — Associated with the evolution of the design and the production of the system of interest affecting the level of performance necessary to meet the stakeholder expectations and technical requirements. The design, test, and production processes (process risk) influence the technical risk and the nature of the product.

Risks Related to Our Intellectual Property

•	Assertions by third parties of infringement or other violations by us of their intellectual property rights could harm our business, operating results, and financial condition.
•	Failure to protect our intellectual property rights could substantially harm our business, operating results, and financial condition.

Risks Related to Our Ownership Structure

•	Our historical financial information may not be representative of the results we would have achieved as a stand-alone public company and may not be a reliable indicator of our future results.
•	As an independent, publicly traded company, we may not enjoy the same benefits that we did as part of Society Pass, and thus, we may have difficulty operating as an independent, publicly traded company.
•	Our ability to meet our capital needs may be harmed by the loss of financial support from Society Pass.
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•	The Company will be a “controlled company” under the Corporate Governance Rules of Nasdaq and can rely on exemptions from certain corporate governance requirements that could adversely affect holders of Common Stock.
•	The Company has adopted a dual-class share structure with different voting rights, which may adversely affect the value and liquidity of the Common Stock.
•	The Company’s dual class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of the Company’s Super Voting Preferred Stock may view as beneficial.
•	Certain of our directors and executive officers are directors and/or executive officers of Society Pass and own shares of Society Pass Common Stock, which could cause conflicts of interest.
•	We may have conflicts of interest with our Controlling Stockholder and, because of our Controlling Stockholder’s controlling ownership interest in our Company, we may not be able to resolve such conflicts on terms favorable to us.

Risks Related to Owning Our Common Stock and This Offering

•	There is a limited public market for our securities.
•	We may not be able to satisfy listing requirements of Nasdaq or maintain a listing of our common stock on Nasdaq.
•	The trading price of our Common Stock will likely be volatile.
•	Investors in our Common Stock will face immediate and substantial dilution in the net tangible book value per Share and may experience future dilution.
•	We are a “smaller reporting company,” and we cannot be certain if the reduced disclosure requirements applicable to smaller reporting companies will make our Common Stock less attractive to investors.
•	The offering price of our shares of Common Stock offered in the Resale Prospectus Resale is fixed.
•	If securities or industry analysts publish inaccurate or unfavorable research about our business or cease publishing research about our business, our share price and trading volume could decline.
•	The requirements of being a public company with its Common Stock listed on Nasdaq may strain our resources and divert management’s attention.
•	You may experience future dilution as a result of future equity offerings.
•	We do not expect to declare any dividends in the foreseeable future.
•	Conversion of the Convertible Notes and issuance of incentive stock grants shall have a dilutive effect on our stock, and negatively impact the price of our Common Stock.
•	Certain recent initial public offerings of companies with relatively small public floats have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. Our Common Stock may potentially experience rapid and substantial price volatility, which may make it difficult for prospective investors to assess the value of our Common Stock.
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THE OFFERING

Common Stock offered by us:	2,700,000 shares of Common Stock.
Offer Price:	We currently estimate that the initial public offering price will be between US $[] and US $[] per share.

Common Stock outstanding prior to this offering:	14,000,000 shares

Common Stock outstanding immediately after this offering:	17,105,000 shares of Common Stock, assuming the sale of all the shares offered in this prospectus, shares if the underwriters exercise the over-allotment in full.

Over-allotment option:	We have granted the Underwriter a 15% over-allotment option, exercisable within 45 days from the closing of this offering, to purchase up to an aggregate of 405,000 additional shares of Common Stock.

Underwriter Warrants:	We have agreed to issue to the Representative or its designees warrants (the “Underwriter Warrants”) to purchase up to a total of 7.0% of the shares of Common Stock sold in this offering (including any shares sold through the exercise of the over-allotment option). The warrants are exercisable at $ per share (125% of the public offering price) commencing on a date which is 180 days from the commencement of sales in the offering and expiring on a date which is no more than five (5) years from the commencement of sales in the offering in compliance with FINRA Rule 5110. The warrants have been deemed compensation by FINRA and are therefore subject to a 180 day lock-up pursuant to Rule 5110 of FINRA. The underwriters (or their permitted assignees under the Rule) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will it engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from effectiveness.

Use of proceeds:

We plan to use the net proceeds of the IPO in the following order of priority:

• 20% of the net proceeds for merger and acquisition.

• 50% of the net proceeds for expansion of market.

• [ ]% of the net proceeds for [ ]

• 30% of the net proceeds for working capital and other general corporate purposes.

For more information on the use of proceeds, see “Use of Proceeds” on page 33.

Lock-up:	We and each of, our officers, directors, and 5% or more stockholders, have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or otherwise dispose of any shares of Common Stock or similar securities for a period of 180 days after the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Risk factors:	The purchase of our securities involves a high degree of risk. See “Risk Factors” beginning on page 14 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our securities.

Nasdaq symbol:	“NUTR”

The number of shares of our Common Stock outstanding prior to this offering, as set forth in the table above, is based on the shares outstanding as of 14,000,000.

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CONTROLLED COMPANY EXEMPTION

Upon the consummation of this offering, Society Pass Incorporated will control 78.8% of the voting power of the Company’s outstanding voting securities, assuming that the underwriters of this offering do not exercise their option to purchase additional Common Stock. As a result, the Company will be a “controlled company” within the meaning of NASDAQ rules, and the Company may qualify for and rely on exemptions from certain corporate governance requirements. Under NASDAQ corporate governance standards, a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements to:

 have a board that includes a majority of “independent directors,” as defined under NASDAQ rules;

 have a compensation committee of the board that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

 have independent director oversight of director nominations.

The Company does not intend to rely on these exemptions as of the consummation of this offering. The Company may elect to rely on one or more of these exemptions and it will be entitled to do so for as long as the Company is considered a “controlled company,” and to the extent it relies on one or more of these exemptions, holders of our Common Stock will not have the same protections afforded to stockholders of companies that are subject to all of the NASDAQ corporate governance requirements.

In addition, upon the consummation of this offering, Society Pass Incorporated will control 78.8% of the voting power of the Company’s outstanding voting securities.

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IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012, and may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

• being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our filings with the SEC;

• not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

• reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and

• exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our Common Stock pursuant to this offering. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.235 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act.

RISK FACTORS

An investment in our Common Stock involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision with regard to our Common Stock. The statements contained herein that are not historical facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. If any of the following risks actually occurs, our business, financial condition, or results of operations could be harmed. In that case, you may lose all or part of your investment. In addition to the other information provided in this prospectus, you should carefully consider the following risk factors in evaluating our business before purchasing our Common Stock. Although it is not possible to identify or predict all of the risks and uncertainties we face, we believe the discussion below includes all of the risks that are material to our business.

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Risks Related to Our Financial Condition

We have a limited operating history on which you can evaluate our business and prospects.

We have a limited operating history on which you can evaluate our business and our prospects. Although our company has existed since 2015, we have only operated as a subsidiary of Society Pass since August, 2022. The likelihood of success of our business plan must be considered in light of the risks, difficulties, complications and delays frequently encountered in connection with developing and expanding businesses and the competitive environment in which we operate.

Potential investors should carefully consider the risks and uncertainties that a company with a limited operating history will face. In particular, potential investors should consider that we cannot assure you that we will be able to, among other things:

•	successfully implement or execute our current business plan, and we cannot assure you that our business plan is sound;
•	attract and retain experienced management and advisors;
•	secure acceptance of our products and services within the industry;
•	raise sufficient funds in the capital markets or otherwise to effectuate our business plan; and
•	utilize the funds that we do have and/or raise in this offering or in the future to efficiently execute our business strategy.

If we cannot successfully execute any one of the foregoing, our business may not succeed and your investment will be adversely affected.

We have not generated substantial revenues under our businesses, which makes it difficult for us to evaluate our future business prospects and make decisions based on those estimates of our future performance.

For the year ended December 31, 2023, the majority of our revenues were derived from the historical airfare business. We have made acquisitions in Vietnam to expand our business geographically and by adding additional hotel booking commission revenues. Because of the related uncertainties, we may be hindered in our ability to anticipate and timely adapt to increases or decreases in sales, revenues, or expenses. If we make poor budgetary decisions as a result of unreliable data, if our business model does not continue to be accepted by the market or if we are not able to expand our business, we may never become profitable and may continue to incur losses, which may result in a decline in our stock price.

We have incurred operating losses in the past, and we may not be able to generate sufficient revenue to be profitable, or to generate positive cash flow on a sustained basis. In addition, our revenue growth rate may decline.

We have incurred operating losses in the past. Although we recorded a net income of $79,912 in 2023, we have incurred operating losses in prior years. We cannot guarantee that we will generate sufficient revenue to offset our operating costs. If we cannot successfully earn revenue at a rate that exceeds the operational costs associated with our service, we will not be able to achieve or sustain profitability or generate positive cash flow on a sustained basis.

Additionally, we also expect our costs to increase in future periods, which could negatively affect our future operating results and ability to achieve profitability. We expect to continue to expend substantial financial and other resources on:

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•	our technology infrastructure, including website architecture, development tools, scalability, availability, performance, security, and disaster recovery measures;
•	research and development, including investments in our research and development team;
•	sales and marketing, including a significant expansion of our field sales organization;
•	international expansion to increase our sales;
•	capital expenditures, including costs related to our technology development; and
•	general administration, including legal and accounting expenses.

These investments may not result in increased revenue or growth in our business. If we fail to continue to grow our revenue and overall business, our business, operating results, and financial condition would be harmed.

If we are unable to generate significant revenue or secure additional financing, we may be unable to implement our business plan and grow our business.

We have incurred operating losses in 2022 but operating income in 2023. We believe the proceeds from our private offering, together with our existing cash, will enable us to fund our operations for at least 12 months from the date of this prospectus. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we expect.

There is uncertainty regarding our ability to grow our business without additional financing. We have no agreements, commitments, or understandings to secure additional financing at this time. Our long-term future growth and success are dependent upon our ability to continue selling our services, generate cash from operating activities and obtain additional financing. We may be unable to continue selling our products and services, generate sufficient cash from operations, sell additional shares of Common Stock or borrow additional funds. Our inability to obtain additional cash could have a material adverse effect on our ability to grow our business to a greater extent than we can with our existing financial resources.

We may require additional capital to support our business and objectives, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business and will require additional funds to respond to business challenges, including the need to develop new features or enhance our existing services, expand into additional markets or acquire complementary businesses and technologies. Accordingly, we may in the future engage in equity and debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our stockholders, including investors in this offering, could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our Common Stock. Any debt financing we secure in the future could also contain restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business, acquire or retain users, and to respond to business challenges could be significantly impaired, and our business may be harmed.

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Risks Related to Doing Business in the Southeast Asia Region

Our revenue and net income may be materially and adversely affected by any economic slowdown in any regions of SEA as well as globally. Changes in the economic, political or social conditions or government policies in SEA could have a material adverse effect on our business and operations.

The success of our business ultimately depends on general economic conditions. Substantially all of our assets and operations are located in SEA. We will derive substantially all of our revenue from SEA and therefore we will be exposed to general economic conditions that affect consumer confidence, consumer spending, consumer discretionary income or changes in consumer purchasing habits. As a result, our business, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in SEA and globally, as well as economic conditions specific to financial services.

While the SEA economy, as a whole, has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in SEA, or in the policies of the governments or of the laws and regulations in each respective market, could have a material adverse effect on the overall economic growth of SEA. Such developments could adversely affect our business and operating results, lead to reduction in demand for our content and services and adversely affect our competitive position. Economic growth in SEA has experienced a mild moderation in recent years, partially due to the slowdown of the Chinese economy since 2012, as well as the global commercial volatility of energy prices, the impact of COVID-19, U.S. monetary policies and other markets. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in SEA or any other market in which we may operate could have a material adverse effect on our business, financial condition and results of operations. We are exposed to the risk of rental, employee related and other cost increases due to potential inflation in the markets in which we operate. In the past, some of the governments in SEA have implemented certain measures, including interest rate adjustments, currency trading band adjustments and exchange rate controls, to control the pace of economic growth. These measures may cause decreased economic activity in SEA, which may adversely affect our business, financial condition and results of operations.

In addition, some SEA markets have experienced, and may in the future experience, political instability, including strikes, demonstrations, protests, marches, coups d’état, guerilla activity or other types of civil disorder. These instabilities and any adverse changes in the political environment could increase our costs, increase our exposure to legal and business risks, disrupt our office operations or affect our ability to expand our user base.

Uncertainties with respect to the legal system in certain markets in SEA could adversely affect us and it might be difficult to acquire jurisdiction and enforce liabilities against our assets based in some SEA jurisdictions.

The legal systems in SEA vary significantly from jurisdiction to jurisdiction. Some jurisdictions have a civil law system based on written statutes and others are based on common law. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

Many of the markets in SEA have not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in such markets. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since local administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy in many of the localities that we operate in. Moreover, local courts may have broad discretion to reject enforcement of foreign awards. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Currently, substantially all of our assets are located in SEA, our clients are almost exclusively located in SEA and certain of our executive officers and present directors reside outside of the United States. As a result, although the Company is a Nevada corporation, it may not be possible for United States investors to enforce their legal rights, to

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effect service of process upon our directors or executive officers or to enforce judgments of United States courts predicated upon civil liabilities and criminal penalties of our directors and executive officers under Federal securities laws. Our management has been advised that many jurisdictions within SEA where we operate do not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States. Further, it is unclear if extradition treaties now in effect between the United States and some SEA markets, such as Indonesia and the Philippines, would permit effective enforcement of criminal penalties of the federal securities laws.

Each jurisdiction in SEA has enacted, and may enact or amend from time to time, laws and regulations governing the distribution of games, services, messages, applications, electronic documents and other content through the internet. The relevant government authorities may prohibit the distribution of information through the internet that they deem to be objectionable on various grounds, such as public interest or public security, or to otherwise be in violation of applicable laws and regulations. If any of the information on our website or that we otherwise produce or disseminate is deemed by any relevant government authorities to violate content restrictions, we would not be able to continue to display such content and could be subject to penalties, including confiscation of the property used in the non-compliant acts, removal of the infringing content, temporary or permanent blocks, administrative fines, suspension of business, and revocation of required licenses, if any, which could materially and adversely affect our business, financial condition and results of operations.

Furthermore, many of the legal systems in SEA are based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. There are other circumstances where key regulatory definitions are unclear, imprecise or missing, or where interpretations that are adopted by regulators are inconsistent with interpretations adopted by a court in analogous cases. As a result, we may not be aware of our violation of certain policies and rules until sometime after the violation. In addition, any administrative and court proceedings in SEA may be protracted, resulting in substantial costs and diversion of resources and management attention.

It is possible that a number of laws and regulations may be adopted or construed to apply to us in SEA and elsewhere that could restrict our industries and business. Scrutiny and regulation of the industries in which we operate may further increase, and we may be required to devote additional legal and other resources to addressing this regulation. For example, existing laws or new laws regarding the regulation of currency, money laundering, banking institutions, intellectual property, investment banking institutions, and consumer and data protection may be interpreted to cover information disseminated through our internet communication platforms and our investee companies. Changes in current laws or regulations or the imposition of new laws and regulations in SEA or elsewhere regarding our industries may slow the growth of our industries and adversely affect our financial position and results of operations.

Fluctuations in foreign currency exchange rates will affect our financial results, which we report in U.S. Dollars.

We operate in multiple jurisdictions, which exposes us to the effects of fluctuations in currency exchange rates. We earn revenue denominated in Vietnamese Dong, Indonesian Rupiah, Singapore Dollars, Malaysia Ringgit and U.S. Dollars, among other currencies. We generally incur expenses for employee compensation and other operating expenses in the local currencies in the jurisdictions in which we operate. Fluctuations in the exchange rates between the various currencies that we use could result in expenses being higher and revenue being lower than would be the case if exchange rates were stable. We cannot assure you that movements in foreign currency exchange rates will not have a material adverse effect on our results of operations in future periods. We do not generally enter into hedging contracts to limit our exposure to fluctuations in the value of the currencies that our businesses use. Furthermore, the substantial majority of our revenue is denominated in emerging markets currencies. Because fluctuations in the value of emerging markets currencies are not necessarily correlated, there can be no assurance that our results of operations will not be adversely affected by such volatility.

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Restrictions on currency exchange in certain SEA markets may limit our ability to receive and use our revenue effectively.

The Company’s subsidiaries maintain its books and record in US$. A large majority of our revenue and expenses are denominated in Indonesian Rupiah... In addition, the Company’s subsidiaries are operating in the Republic of Vietnam, Malaysia and Indonesia and maintains its books and record in its local currency, Vietnam Dong (“VND”), Malaysian Ringgit (“MYR”) and Indonesian Rupiah (“IDR”), respectively, which are the functional currencies in which the subsidiary’s operations are conducted. If revenue denominated in any of these non-U.S. currencies and U.S. Dollars increase or expenses denominated in such currencies decrease in the future, we may need to convert a portion of our revenue into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our Common Stock. Although there are currently no foreign exchange control regulations in Singapore, which restrict the ability of our subsidiary in Singapore to distribute dividends to us, the relevant regulations may be changed and the ability of our subsidiary to distribute dividends to us may be restricted in the future. We cannot guarantee that we will be able to convert such local currencies into U.S. Dollars or other foreign currencies to pay dividends or for other purposes on a timely basis or at all.

The imposition of barriers to trade or escalation of trade disputes could materially and adversely affect demand for our services or the operation of our investee companies.

There has been a global escalation of barriers to trade in recent years. Any imposition of new tariffs or other trade barriers, or the escalation of any trade dispute, may adversely affect the global economy and businesses of our clients, which, in turn, would also adversely affect demand for our services. A downturn in the global economy or the economies of countries in which we or our clients operate as a result of any trade dispute could adversely affect our business, financial condition and results of operations. Although we do not directly engage in international trade business, our clients or our investee companies may be affected by the imposition of barriers to trade or escalation of trade disputes.

In addition, current government actions undertaken by various governments to stimulate their respective economies and future government action, including interest rate decreases, changes in monetary policy or intervention in the exchange markets and other government action to adjust the value of the local currency, may trigger inflation. The occurrence of such fluctuations, devaluations or other currency risks could have a material adverse effect on our and our investee companies’ business, financial condition and results of operations.

Developments in the social, political, regulatory and economic environment, including but not limited to natural events, wars, terrorist attacks and other acts of violence, in the countries where we operate, may have a material and adverse impact on us.

Our business, prospects, financial condition and results of operations may be adversely affected by social, political, regulatory and economic developments in countries in which we operate. Such political and economic uncertainties include, but are not limited to, the risks of war, terrorism, nationalism, nullification of contract, changes in interest rates, imposition of capital controls and methods of taxation. Any adverse socio-political environment may adversely affect our business, financial condition, results of operations and prospects. Although the overall economic environment in Singapore and other countries where we operate appears to be positive, there can be no assurance that this will continue to prevail in the future.

Furthermore, natural disaster events (such as typhoons, floods and earthquakes), terrorist attacks and other acts of violence or war may also adversely disrupt our operations, leading to economic weakness in the countries in which they occur and affect worldwide financial markets, and could potentially lead to economic recession, which could have an adverse effect on our business, financial condition and results of operations. These events could adversely affect our clients’ levels of business activity and precipitate sudden significant changes in regional and global economic conditions and cycles. These events also pose significant risks to our people and to our business operations around the world.

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Russia’s invasion of Ukraine may present risks to our operations and investments.

Russia’s recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect the value of our operations and investments, even though we do not have any direct exposure to Russia or the adjoining geographic regions. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on our operations, results of operations, financial condition, liquidity and business outlook.

Risks Related to Our Business

We operate in an intensely competitive environment and we may be unable to compete successfully with our current or future competitors.

The market for the services we offer is intensely competitive. We compete with both established and emerging online and traditional providers of travel-related services, including online travel agencies; alternative accommodation providers; wholesalers and tour operators; travel product suppliers (including hotels, airlines and car rental companies); search engines and large online portal websites; travel metasearch services; corporate travel management service providers; mobile platform travel applications; social media websites; eCommerce and group buying websites; and other participants in the travel industry.

In recent years, search engines have increased their focus on acquiring or launching travel products that provide increasingly comprehensive travel planning content and direct booking capabilities, comparable to OTAs. For example, Google has continued to add features and functionality to its Google Travel, Google Flights”, and Hotel Ads travel metasearch products. In addition, Google may be able to leverage the data they collect on users to the detriment of us and other OTAs. Search engines may also continue to expand their voice and artificial intelligence capabilities. To the extent these actions have a negative effect on our search traffic or the cost of acquiring such traffic, our business and financial performance could be adversely affected.

In general, increased competition has resulted in, and may continue to result in, reduced margins, as well as loss of travelers, transactions and brand recognition and we cannot assure you that we will be able to compete successfully against any current, emerging and future competitors or on platforms that may emerge, or offer differentiated products and services to our travelers. Increasing competition from current and emerging competitors, the introduction of new technologies and the continued expansion of existing technologies, such as search engine technologies, may force us to make changes to our business models, which could affect our financial performance and liquidity. Some of our competitors may also have other significant advantages, such as greater financial resources or name recognition, more favorable corporate structures, or a broader global presence, among others.

We Have One Customer Accounting for a Substantial Portion of our Revenues.

We currently derive a significant portion of our revenues from one customer. For the year ended December 31, 2023, the Company had a single customer that constituted 16.40% of its revenue, with accounts receivable of $0 at the year-end. For the year ended December 31, 2022, the Company had a single customer that constituted 30.30% of its revenues, with accounts receivable of $0 at the year-end. There are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of customers. It is not possible for us to predict the future level of demand for our services that will be generated by large customers or the future demand for the products and services of these customers in the end-user marketplace. In addition, revenues from this large customer may fluctuate from time to time based on market conditions or other facts, some of which may be outside of our control. If this customer experiences declining or delayed sales due to market, economic or competitive conditions, it could have an adverse effect on our margins and financial position, and could negatively affect our revenues and results of operations and/or trading price of our common stock.

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Our business depends on our relationships with travel suppliers and other B2B partners.

An important component of our business success depends on our ability to maintain and expand relationships with travel suppliers, and B2B partners. No assurance can be given that our travel suppliers and B2B partners will elect to participate in our platform or that our compensation will not be reduced. Any of these actions, or other similar actions, could reduce our revenue and margins thereby adversely affecting our business and financial performance.

If our efforts to attract prospective customers and suppliers and to retain existing customers and suppliers of our services are not successful, our growth prospects and revenue will be adversely affected.

Our ability to grow our business and to generate revenue depends on retaining and expanding our customer base as well as new travel industry suppliers. Our ability to attract new customers and retain existing customers is in large part on our ability to continue to offer competitive prices and a superior user experience. If we fail to grow our customer and supplier base, we may not be able to increase revenue.

Declines or disruptions in the travel industry could adversely affect our business and financial performance.

Our business and financial performance are affected by the overall health of the worldwide travel industry. Factors that could negatively affect the travel industry in general and our business in particular, potentially materially, include: macroeconomic concerns, including recessions, political instability and geopolitical conflicts, trade disputes, significant fluctuations in currency values, sovereign debt issues, bans on travel to and from certain countries, significant changes in oil prices, continued air carrier and hotel chain consolidation, reduced access to discount fares, travel strikes or labor unrest, labor shortages, bankruptcies or liquidations, increased incidents of actual or threatened terrorism, natural disasters, travel-related accidents or grounding of aircraft due to safety concerns, and changes to visa and immigration requirements or border control policies.

Our business is also sensitive to fluctuations in hotel supply, occupancy and Average Daily Rates (“ADRs”), changes in airline capacity and airline ticket prices and the imposition of taxes or surcharges by regulatory authorities, all of which we have experienced historically.

Because these events or concerns, and the full impact of their effects, are largely unpredictable, they can dramatically and suddenly affect travel behavior by consumers and decrease demand. Decrease in demand, depending on its scope and duration, together with any future issues affecting travel safety, could significantly and adversely affect our business, working capital and financial performance over the short and long-term. In addition, the disruption of the existing travel plans of a significant number of travelers upon the occurrence of certain events, such as severe weather conditions, actual or threatened terrorist activity, war or travel-related health events, could result in significant additional costs and decrease our revenues.

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We have acquired and invested in, and may continue to acquire or invest in, other companies or technologies, which could divert management’s attention and otherwise disrupt our operations and harm our operating results.

We may fail to acquire or invest in companies whose market power or technology could be important to the future success of our business.

We acquired two Vietnamese subsidiaries and, in the future, we may seek to acquire or invest in other companies or technologies that we believe could complement or expand our services or enhance our capabilities or content offerings, or otherwise offer growth opportunities. Pursuit of future potential acquisitions or investments may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable opportunities, whether or not they are consummated. In addition, we have limited experience acquiring and integrating other businesses. We may be unsuccessful in integrating our acquired businesses or any additional business we may acquire in the future, and we may fail to acquire companies whose market power or technology could be important to the future success of our business.

We also may not achieve the anticipated benefits from any acquisition or investment due to a number of factors, including but not limited to:

•	unanticipated costs or liabilities associated with the acquisition or investment, including costs or liabilities arising from the acquired companies’ failure to comply with intellectual property laws and licensing obligations they are subject to;
•	incurrence of acquisition- or investment-related costs; inability to effectively integrate the assets, operations or personnel related to such acquisitions;
•	diversion of management’s attention from other business concerns;
•	regulatory uncertainties;
•	harm to our existing business relationships with business partners as a result of the acquisition or investment;
•	harm to our brand and reputation;
•	the potential loss of key employees;
•	use of resources that are needed in other parts of our business; and
•	use of substantial portions of our available cash to consummate the acquisition or investment.

If we acquire or invest in other companies, these acquisitions or investments may reduce our operating margins for the foreseeable future. In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill, which must be assessed for impairment at least annually. In the future, if our acquisitions or investments do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process. Acquisitions or investments could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. In addition, if a business we acquire or invest in fails to meet our expectations, our business, operating results, and financial condition may suffer.

The COVID-19 pandemic or the widespread outbreak of any other communicable disease could materially and adversely affect our business, financial condition and results of operations.

The spread of COVID-19 around the world affected the global economies and has affected our operations and those of third parties on which we rely, including by causing disruptions in travel. As COVID-19 continues to evolve, the extent to which COVID-19 impacts operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of any additional outbreak, and the actions

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that may be required to try and contain COVID-19 or treat its impact. We continue to monitor the pandemic and, the extent to which the continued spread of the virus adversely affects our customer base and therefore revenue. As the COVID-19 pandemic is complex and rapidly evolving, our plans as described above may change. At this point, we cannot reasonably estimate the duration and severity of this pandemic, which could have a material adverse impact on our business, results of operations, financial position and cash flows.

We face many risks associated with our international expansion.

We are considering the expansion of our operations into additional international markets. However, offering our services in a new geographical area involves numerous risks and challenges. As a result of these obstacles, we may find it impossible or prohibitively expensive to enter additional markets, or entry into foreign markets could be delayed, which could hinder our ability to grow our business.

If we fail to effectively manage our expected growth, our business, operating results, and financial condition may suffer.

Our growth, through our acquisitions and expansion of our core business in both our current and future markets, in 2022 and 2023 placed, and will continue to place, significant demands on our management and our operational and financial infrastructure. In order to attain and then maintain profitability, we will need to recruit, integrate, and retain skilled and experienced personnel who can demonstrate our value proposition to customers, and business partners and who can increase the monetization of the content. Continued growth could also strain our ability to maintain reliable service levels for our users, effectively monetize the video content streamed, develop and improve our operational and financial controls, and recruit, train, and retain highly skilled personnel. As we seek to grow our operations in size, scope, and complexity, we will need to improve and upgrade our systems and infrastructure, which will require significant expenditures and allocation of valuable technical and management resources. If we fail to maintain efficiency and allocate limited resources effectively in our organization as it grows, our business, operating results, and financial condition may suffer.

Our business emphasizes innovation and prioritizes long-term customer and user engagement. That strategy may yield results that sometimes do not align with the market’s expectations. If that happens, our stock price may be negatively affected.

Our business is expected to grow and become more complex, and our success depends on our ability to quickly develop and launch new and innovative products and services. Our approach to the development of our business could result in unintended outcomes or decisions that are poorly received by our customers, suppliers, or partners. We have made, and expect to continue to make, significant investments to develop and launch new products, services, and initiatives, which may involve significant risks and uncertainties, including the fact that such offerings may not be commercially viable for an indefinite period or at all, or may not result in an adequate return of capital on our investments. No assurance can be given that such new offerings will be successful and will not adversely affect our reputation, operating results, and financial condition. In certain instances, we prioritize our long-term customer and user engagement. We may make decisions that reduce our short-term revenue or profitability if we believe that the decisions benefit the aggregate customer and user experience and will thereby improve our financial performance over the long term. These decisions may not produce the long-term benefits that we expect, in which case our user growth and engagement, our relationships with customers and suppliers, as well as our business, operating results, and financial condition could be seriously harmed.

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Expansion of our operations subjects us to increased business, legal, financial, reputational, and competitive risks.

Expansion of our operations involves numerous risks and challenges, including increased capital requirements, new competitors, and the need to develop new strategic relationships. Growth in these areas may require additional changes to our existing business model and cost structure, modifications to our infrastructure, and exposure to new regulatory, legal, and reputational risks, including infringement liability, any of which may require additional expertise that we currently do not have. We may not be able to generate sufficient revenue from additional travel services in new markets. Failure to expand our travel services offerings or existing services to new markets, or to effectively manage the numerous risks and challenges associated with such expansion could adversely affect our business, operating results, and financial condition.

Interruptions, delays, or discontinuations in service arising from our own systems or from third parties could impair the delivery of our services and harm our business.

We rely on systems housed in our own facilities and upon third parties, including bandwidth providers and third-party “cloud” data storage services, to enable our users to receive our content in a dependable, timely, and efficient manner. We have experienced, and may in the future experience, periodic service interruptions and delays involving our own systems and those of third parties that we work with. Both our own facilities and those of third parties are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures, and similar events. They are also subject to break-ins, sabotage, intentional acts of vandalism, the failure of physical, administrative, technical, and cyber security measures, terrorist acts, natural disasters, human error, the financial insolvency of third parties that we work with, and other unanticipated problems or events. The occurrence of any of these events could result in interruptions in our services and unauthorized access to, or alteration of, the content and data contained on our systems that these third parties store and deliver on our behalf.

Any disruption in the services provided by these third parties could materially adversely impact our business reputation, customer relations, and operating results. Upon expiration or termination of any of our agreements with third parties, we may not be able to replace the services provided to us in a timely manner or on terms and conditions, including service levels and cost, that are favorable to us, and a transition from one third party to another could subject us to operational delays and inefficiencies until the transition is complete.

Various regulations as well as self-regulation related to privacy and data security concerns pose the threat of lawsuits, regulatory fines and other liability, require us to expend significant resources, and may harm our business, operating results, and financial condition.

As we collect and utilize personal data about our customers and users as they interact with our services, we are subject to new and existing laws and regulations that govern our use of user data. We are likely to be required to expend significant capital to ensure ongoing compliance with these laws and regulations. Claims or allegations that we have violated laws and regulations relating to privacy and data security could result in negative publicity and a loss of confidence in us by our users and our partners. We may be required to make significant expenditures to resolve these matters and we could be subject to civil liability and/or fines or other penalties, including by government and data protection authorities.

We may find it necessary or desirable to join self-regulatory bodies or other privacy-related organizations that require compliance with their rules pertaining to privacy and data security. We also may be bound by contractual obligations that limit our ability to collect, use, disclose, share, and leverage user data and to derive economic value from it. New laws, amendments to, or reinterpretations of existing laws, rules of self-regulatory bodies, industry standards, and contractual obligations, as well as changes in our users’ expectations and demands regarding privacy and data security, may limit our ability to collect, use, and disclose, and to leverage and derive economic value from user data. Restrictions on our ability to collect, access and harness user data, or to use or disclose user data, may require us to expend significant resources to adapt to these changes, and would in turn limit our ability to stream personalized content to our users and offer promotions to users on the services.

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We have incurred, and will continue to incur, expenses to comply with privacy and security standards and protocols imposed by law, regulation, self-regulatory bodies, industry standards, and contractual obligations. Any failure to comply with privacy laws could result in litigation, regulatory or governmental investigations, enforcement action requiring us to change the way we use personal data, restrictions on how we use personal data, or significant regulatory fines. In addition to statutory enforcement, a data breach could lead to compensation claims by affected individuals (including consumer advocacy groups), negative publicity, and a potential loss of business as a result of customers losing trust in us. Such failures could have a material adverse effect on our financial condition and operations.

We rely on travel service revenue, and any failure to convince customers and suppliers in the future could harm our business, operating results, and financial condition.

Our ability to attract and retain customers and suppliers, and ultimately to generate revenue, depends on our ability to, for instance:

•	keep pace with changes in technology and our competitors;
•	add additional airline companies and hotels to increase our supply;
•	compete effectively for travel spending with other online and mobile marketing and media companies;
•	maintain and grow our relationships with customers that buy travel services from us;
•	implement and maintain an effective infrastructure for order management; and
•	continue to develop and diversify our travel platform and offerings, which currently include airfare, other travel services and hotels.

We may not succeed in capturing a greater share of our customers’ travel spending, particularly if we are unable to achieve the scale, reach, products, and market penetration necessary to demonstrate the effectiveness of our travel solutions, or if our business model proves ineffective or not competitive when compared to other alternatives and platforms.

The market for travel services in the digital market is evolving. If this market develops slower or differently than we expect, our business, operating results and financial condition could be adversely affected.

We derive the vast majority of revenue from travel services. If the market for our services deteriorates or develops more slowly or differently than we expect, it could reduce demand for our platform and our business, growth prospects and financial condition could be adversely affected.

We depend on highly skilled key personnel to operate our business, and if we are unable to attract, retain, and motivate qualified personnel, our ability to develop and successfully grow our business could be harmed.

We believe that our future success is highly dependent on the talents and contributions of our senior management, members of our executive team, and other key employees, such as the key technology, product, content, engineering, finance, research and development, marketing, and sales personnel. Many of our employees have unique skills required for and/or historical knowledge of our business. Our future success depends on our continuing ability to attract, develop, motivate, and retain highly qualified and skilled employees. All of our employees, including our senior management, are free to terminate their employment relationship with us at any time, and their knowledge of our business and industry may be difficult to replace. Qualified individuals are in high demand, particularly in the digital media industry, and we may incur significant costs to attract and retain them. We may in the future use equity awards to attract talented employees. If the value or liquidity of our Common Stock declines significantly

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and remains depressed, that may prevent us from recruiting and retaining qualified employees. If we are unable to attract and retain our senior management and key employees, we may not be able to achieve our strategic objectives, and our business could be harmed. In addition, we believe that our key executives have developed highly successful and effective working relationships. We cannot assure you that we will be able to retain the services of any members of our senior management or other key employees. If one or more of these individuals leave, we may not be able to fully integrate new executives or replicate the current dynamic and working relationships that have developed among our senior management and other key personnel, and our operations could suffer.

If our acquired intangible assets become impaired in the future, we may incur significant impairment charges.

At least annually, or whenever events or circumstances arise indicating impairment may exist, we review goodwill for impairment as required by generally accepted accounting principles in the United States (GAAP). In the future, we may need to further reduce the carrying amount of goodwill and incur additional non-cash charges to our results of operations. Such charges could have the effect of reducing goodwill with a corresponding impairment expense and may have a material effect upon our reported results. The additional expense may reduce our reported profitability or increase our reported losses in future periods and could negatively affect the value of our securities, our ability to obtain other sources of capital, and may generally have a negative effect on our future operations.

Our operating results may fluctuate, which makes our results difficult to predict.

Our revenue and operating results could vary significantly from quarter to quarter and year to year because of a variety of factors, many of which are outside our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Factors that may contribute to the variability of our quarterly and annual results include but not limited to:

•	our ability to grow our business beyond historic levels;
•	changes in the license payments we are required to make;
•	our ability to maintain licenses required for our business at a commercial price to us;
•	changes in the mix of travel services sold between airlines and hotels
•	our ability to effectively manage our anticipated growth;
•	our ability to attract user and/or customer adoption of and generate significant revenue from new products, services, and initiatives;
•	the effects of increased competition in our business;
•	our ability to keep pace with changes in technology and our competitors;
•	lack of accurate and timely reports and invoices from our rights holders and partners;
•	interruptions in service, whether or not we are responsible for such interruptions, and any related impact on our reputation;
•	our ability to pursue and appropriately time our entry into new geographic or content markets and, if pursued, our management of this expansion;
•	costs associated with defending any litigation, including intellectual property infringement litigation;
•	the impact of general economic conditions on our revenue and expenses; and
•	changes in regulations affecting our business.

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If we fail to implement and maintain effective internal control over financial reporting, our ability to accurately and timely report our financial results could be adversely affected.

We are required to maintain internal control over financial reporting and to report any material weaknesses in those controls. If we continue to have material weaknesses in our internal control over financial reporting, we may be unable to accurately report our financial results or report them within the timeframes required by law or stock exchange regulations, and we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our Common Stock to decline. Under Section 404 of the Sarbanes-Oxley Act, we are required to evaluate and determine the effectiveness of our internal control over financial reporting and provide a management report as to internal control over financial reporting. Failure to maintain effective internal control over financial reporting also could potentially subject us to sanctions or investigations by the SEC, or other regulatory authorities, or stockholder lawsuits, which could require additional financial and management resources. We may be unable to fully remediate previously identified material weaknesses, or we may identify additional material weaknesses in the future, which could materially adversely affect our business, operating results, and financial condition.

Risks Related to Our Intellectual Property

Assertions by third parties of infringement or other violations by us of their intellectual property rights could harm our business, operating results, and financial condition.

Third parties may assert that we have infringed, misappropriated, or otherwise violated their copyrights, patents, trademarks, and other intellectual property rights with respect to the systems we use to offer our travel services. Existing laws and regulations are evolving and subject to different interpretations, and various legislative or regulatory bodies may expand current or enact new laws or regulations. Although we seek to comply with applicable statutory, regulatory, and judicial frameworks by, for example, entering into license agreements, we may unknowingly be infringing or violating any third-party intellectual property rights, or may do so in the future. Moreover, while we may often be able to seek indemnities from our licensors with respect to infringement claims that may relate to the content, they provide to us, such indemnities may not be sufficient to cover the associated liability if the licensor at issue does not have adequate financial resources.

Furthermore, an adverse outcome of a dispute may require us to pay significant damages, which may be even greater if we are found to have willfully infringed upon a party’s intellectual property; cease exploiting copyrighted content that we have previously had the ability to exploit; cease using solutions that are alleged to infringe or misappropriate the intellectual property of others; expend additional development resources to redesign our solutions; enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies, content, or materials; indemnify our partners and other third parties; and/or take other actions that may have material effects on our business, operating results, and financial condition.

Failure to protect our intellectual property rights could substantially harm our business, operating results, and financial condition.

The success of our business depends on our ability to protect and enforce any trade secrets, trademarks, copyrights, and all of our other intellectual property rights, including our intellectual property rights underlying our services. We attempt to protect our intellectual property under trade secret, trademark, and copyright law through a combination of intellectual property registration, employee, third-party assignment and nondisclosure agreements,

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other contractual restrictions, technological measures, and other methods. These afford only limited protection, and we are still continuing to develop our processes for securing our intellectual property rights. Despite our efforts to protect our intellectual property rights, unauthorized parties may attempt to copy aspects of our product and brand features or obtain and use our trade secrets and other confidential information. Moreover, policing our intellectual property rights is difficult and time-consuming. We cannot assure you that we would have adequate resources to protect.

We currently own the www.nusatrip.com internet domain name and various other related domain names. Internet regulatory bodies generally regulate domain names. If we lose the ability to use a domain name in a particular country, we may be forced either to incur significant additional expenses to market our services within that country or, in extreme cases, to elect not to offer our services in that country. Either result could harm our business, operating results, and financial condition. The regulation of domain names in the United States and in foreign countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars, or modify the requirements for holding domain names. As a result, we may not be able to acquire or maintain the domain names that utilize our brand names in the United States or other countries in which we may conduct business in the future.

Litigation or proceedings before governmental authorities and administrative bodies may be necessary in the future to enforce our intellectual property rights, to protect our trademarks, trade secrets, and domain names and to determine the validity and scope of the proprietary rights of others. Our efforts to enforce or protect our proprietary rights may be ineffective and could result in substantial costs and diversion of resources and management time, each of which could substantially harm our operating results. Additionally, changes in law may be implemented, or changes in the interpretation of such laws may occur, that may affect our ability to protect and enforce our intellectual property rights.

Risks Related to Our Ownership Structure

Our historical financial information may not be representative of the results we would have achieved as a stand-alone public company and may not be a reliable indicator of our future results.

The historical financial information that we have included in this prospectus may not necessarily reflect what our financial position, results of operations or cash flows would have been had we been an independent entity during the periods presented or those that we will achieve in the future. Our historical financial information does not reflect changes that will occur in our cost structure, financing and operations as a result of our transition to becoming a stand-alone public company, including potential increased costs associated with reduced economies of scale and increased costs associated with SEC reporting and Nasdaq.

We have made allocations based upon available information and assumptions that we believe are reasonable to reflect these factors, among others, in our historical combined financial data. However, our assumptions may prove not to be accurate, and accordingly, the historical combined financial data presented in this prospectus forms a part should not be assumed to be indicative of what our financial condition or results of operations actually would have been as an independent publicly traded company nor to be a reliable indicator of what our financial condition or results of operations actually may be in the future.

We may have difficulty operating as an independent, publicly traded company.

As an independent, publicly traded company, we believe that our business will benefit from, among other things, allowing us to better focus our financial and operational resources on our specific business, allowing our management to design and implement corporate strategies and policies that are based primarily on the business characteristics and strategic decisions of our business, allowing us to more effectively respond to our industry dynamics. However, we may not be able to achieve some or all of the benefits that we believe we can achieve as an independent company in the time we expect, if at all. Because our business has previously operated as part of the wider Society Pass organization, we may not be able to successfully implement the changes necessary to operate independently and may incur additional costs that could adversely affect our business.

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We may encounter operational, administrative, and strategic difficulties as we adjust to operating as a standalone public company. This may cause us to react more slowly than our competitors to industry changes and may divert our management’s attention from running our business or otherwise harm our operations.

In addition, since we are becoming a public company, our management team will need to develop the expertise necessary to comply with the numerous regulatory and other requirements applicable to public companies, including requirements relating to corporate governance, listing standards and securities and investor relationships issues. As a standalone public company, our management will have to evaluate our internal controls system with new thresholds of materiality, and to implement necessary changes to our internal controls system. We cannot guarantee that we will be able to do so in a timely and effective manner.

As an independent, publicly traded company, we may not enjoy the same benefits that we did as part of Society Pass.

There is a risk that, by separating from Society Pass, we may become more susceptible to market fluctuations and other adverse events than we would have been if we were still a part of the current Society Pass organizational structure. As part of Society Pass, we historically have been able to enjoy certain benefits from Society Pass’s operating diversity, available capital for investments and opportunities to pursue integrated strategies with Society Pass’ other businesses. As an independent, publicly traded company, we will not have similar diversity, available capital or integration opportunities and may not have similar access to capital markets.

Our ability to meet our capital needs may be harmed by the loss of financial support from Society Pass.

The loss of financial support from Society Pass could harm our ability to meet our capital needs. After the IPO, we expect to obtain any funds needed in excess of the amounts generated by our operating activities through the capital markets or bank financing, and not from Society Pass. However, given the smaller relative size of our company as compared to Society Pass after the IPO, we may incur higher debt servicing and other costs than we would have otherwise incurred as a part of Society Pass. Further, we cannot guarantee you that we will be able to obtain capital market financing or credit on favorable terms, or at all, in the future. We cannot assure you that our ability to meet our capital needs will not be harmed by the loss of financial support from Society Pass.

As a new publicly traded company, we may not have the surplus or net profits required by law to pay dividends.

We have not declared any dividends on our common shares and we may not make dividend payments in the future as we may not earn sufficient revenues or we may incur expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends. As of the date of this prospectus, we did not have any outstanding debt or loan agreements, however, any future loan agreement for any purpose may limit the amount of dividends we can pay under some circumstances.

The Company will be a “controlled company” under the Corporate Governance Rules of Nasdaq and can rely on exemptions from certain corporate governance requirements that could adversely affect holders of the Company’s Common Stock.

Upon the consummation of this offering, Society Pass Incorporated will control 78.8% of the voting power of the Company’s outstanding voting securities. Therefore, the Company will qualify as a “controlled company” under the Corporate Governance Rules of Nasdaq. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of its directors be independent, as defined in the Corporate Governance Rules of Nasdaq and the requirement that the compensation committee and nominating and corporate governance committee of the Company consist entirely of independent directors. The Company currently does not intend to rely on these exemptions. However, if the Company decides to rely on exemptions applicable to controlled company under the Corporate Governance Rules of Nasdaq in the future, holders of Common Stock will not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

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In addition, upon the consummation of this offering, Society Pass Incorporated will control 78.8% of the voting power of the Company’s outstanding voting securities.

The Company has adopted a dual-class share structure with different voting rights, which may adversely affect the value and liquidity of the Common Stock.

The Company has adopted a dual-class structure with different voting rights, and such dual-class share structure may result in a lower or more volatile market price of the Company’s Common Stock. The Company’s dual class share structure comprised of Common Stock and Super Voting Preferred Stock. In respect of matters requiring the votes of stockholders, each share of Common Stock is entitled to one vote and each share of Super Voting Preferred Stock is entitled to 1,000 votes. Only the shares of Common Stock are tradable on the market upon the consummation of this offering. Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain stock market indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than five percent of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the Company’s dual-class share structure may prevent the inclusion of the Company’s Common Stock in such indices and may cause shareholder advisory firms to publish negative commentary about the Company’s corporate governance practices or otherwise seek to cause the Company to change its capital structure. Any such exclusion from indices could result in a less active trading market for the Company’s securities. Any actions or publications by shareholder advisory firms critical of the Company’s corporate governance practices or capital structure could also adversely affect the value of the Company’s Common Stock.

The Company’s dual class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of the Company’s Super Voting Preferred Stock may view as beneficial.

The Company has adopted a dual class share structure comprised of Common Stock and Super Voting Preferred Stock. In respect of matters requiring the votes of stockholders, each share of Common Stock is entitled to one vote and each share of Super Voting Preferred Stock is entitled to 1,000 votes. Only the shares of Common Stock are tradable on the market upon the consummation of this offering.

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As a result of such dual class share structure and the concentration of ownership, holders of Super Voting Preferred Stock will have substantial influence over the Company’s business, including decisions regarding mergers, consolidations and the sale of all or substantially all of the Company’s assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of the Company or its other stockholders. Such dual class arrangement may discourage, delay or prevent a change in control of the Company, which could deprive the Company’s stockholders of an opportunity to receive a premium for their shares as part of a sale of the Company and may reduce the price of the Common Stock. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of the Company’s Common Stock may view as beneficial.

Our shares of Super Voting Common Stock are not convertible into Common Stock, and are not subject to any sunset or other termination provisions.

Certain of our directors and executive officers are directors and/or executive officers of Society Pass and own shares of Society Pass Common Stock, which could cause conflicts of interest.

The interests of our directors and officers that serve a role in both our Company and in Society Pass could create, or appear to create, conflicts of interest with respect to matters involving both us and Society Pass that could have different implications for Society Pass than they do for us. As a result, we may be precluded from pursuing certain opportunities on which we would otherwise act, including growth opportunities. We do not intend to adopt specific policies or procedures to address conflicts of interests that may arise as a result of certain of our directors and officers owning Society Pass Common Stock or our directors being an executive officer and/or director of Society Pass.

We may have conflicts of interest with our Controlling Stockholder and, because of our Controlling Stockholder’s controlling ownership interest in our Company, we may not be able to resolve such conflicts on terms favorable to us.

Immediately upon the completion of this offering, our Controlling Stockholder will beneficially own 78.8% of our Common Stock, which represents 78.8% of the total voting power, assuming that the underwriters of this offering do not exercise their option to purchase additional Common Stock, or 77% of the total voting power, assuming that the option is exercised in full. Accordingly, our Controlling Stockholder will continue to be our Controlling Stockholder immediately upon the completion of this offering and may have significant influence in determining the outcome of any corporate actions or other matters that require stockholder approval, such as mergers, consolidations, change of our name, and amendments of our articles of incorporation.

The concentration of ownership and voting power may cause transactions to occur in a way that may not be beneficial to you as a holder of our Common Stock in this offering and may prevent us from doing transactions that would be beneficial to you. Conflicts of interest may arise between our Controlling Stockholder or any of its controlling stockholders and us in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest that we have identified include the following:

•	Our Board members or executive officers may have conflicts of interest. The interests of our directors and officers that serve a role in both our Company and in Society Pass could create, or appear to create, conflicts of interest with respect to matters involving both us and Society Pass that could have different implications for Society Pass than they do for us. For instance, both Tjin Patrick Soetanto, our Chief Executive Officer, and Yee Siong Tan, our Chief Financial Officer, are also employees of Society Pass. As a result, these overlapping relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for Society Pass and us.
•	Sale of Common Stock or Super Voting Preferred Stock of our Company. Upon expiration of the lock-up period and subject to certain restrictions under relevant securities laws and stock exchange rules, as well as other relevant restrictions, Society Pass may decide to sell all or a portion of the Common Stock that it holds to a third party, including to one of our competitors, thereby giving that third party substantial influence over our business and our affairs. Such a sale of our Common Stock could be contrary to the interests of our employees or our other stockholders. In addition, our Controlling Stockholder may also discourage, delay, or prevent a change in control of our company, which could deprive our stockholders of an opportunity to receive a premium for their Common Stock as part of a sale of our company and might reduce the price of our Common Stock.
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•	Allocation of business opportunities. Business opportunities may arise that both we and our Controlling Stockholder find attractive, and which would complement our respective businesses. Our Controlling Stockholder may discourage, delay, or prevent a profitable investment opportunity before our Board of Directors or stockholders and subsequently decide to pursue investment opportunities or take business opportunities for itself, which would prevent us from taking advantage of those opportunities. These actions may be taken even if they are opposed by our other shareholders, including those who purchase Common Stock in this offering.

Risks Related to Owning Our Common Stock and this Offering

There is a limited public market for our securities.

We cannot predict the extent to which investor interest in us following this offering and our listing on Nasdaq will lead to the development of an active trading market or how liquid that trading market might become. The lack of an active trading market may reduce the value of shares of our Common Stock and impair the ability of our stockholders to sell their shares at the time or price at which they wish to sell them. An inactive trading market may also impair our ability to raise capital by selling our Common Stock and may impair our ability to acquire or invest in other companies, products, or technologies by using our Common Stock as consideration.

We may not be able to satisfy listing requirements of Nasdaq or maintain a listing of our common stock on Nasdaq.

If our common stock is listed on Nasdaq, we must meet certain financial and liquidity criteria to maintain such listing. If we violate Nasdaq’s listing requirements, or if we fail to meet any of Nasdaq’s listing standards, our common stock may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our common stock from Nasdaq may materially impair our stockholders’ ability to buy and sell our common stock and could have an adverse effect on the market price of, and the efficiency of the trading market for, our common stock. The delisting of our common stock could significantly impair our ability to raise capital and the value of your investment.

The requirements of being a public company with its Common Stock listed on Nasdaq may strain our resources and divert management’s attention.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act, and other applicable securities rules and regulations. Compliance with these rules and regulations incurs substantial legal and financial compliance costs, makes some activities more difficult, time-consuming, or costly, and places increased demand on our systems and resources. The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. To maintain disclosure controls and procedures and internal control over financial reporting that meet this standard, significant resources and management oversight are required. As a result, management’s attention may be diverted from other business concerns, which could harm our business and operating results.

In addition, in connection with this offering, our Common Stock will be listed on Nasdaq, and thus we will be subject to various continued listing standards, which will require our ongoing compliance and attention, as well as various corporate governance and other rules, which will impact the way we raise capital, govern ourselves and otherwise run our business. Failing to comply with any Nasdaq rules could result in the delisting of our Common Stock from Nasdaq, which could have a material impact on the price of our Common Stock.

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The trading price of our Common Stock will likely be volatile.

The trading price of our Common Stock will likely be volatile. The market price of our Common Stock may fluctuate or decline significantly in response to numerous factors, many of which are beyond our control, including:

•	the number of shares of our Common Stock publicly owned and available for trading;
•	quarterly variations in our results of operations or those of our competitors;
•	the accuracy of any financial guidance or projections;
•	our actual or anticipated operating performance and the operating performance of similar companies in the travel and travel agency industry;
•	our announcements or our competitors’ announcements regarding new services, enhancements, significant contracts, acquisitions, or strategic investments;
•	general economic conditions;
•	the overall performance of the equity markets;
•	threatened or actual litigation;
•	changes in laws or regulations relating to our services; and
•	sales or expected sales of our Common Stock by us, and our officers, directors, and stockholders.

In addition, the stock market in general, and the market for smaller reporting companies, have experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of those companies. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, operating results, and financial condition.

Sales of substantial amounts of our Common Stock in the public markets by certain stockholders, or the perception that such sales might occur, could reduce the price that our Common Stock might otherwise attain.

Sales of substantial amounts of our Common Stock in the public market by our affiliates, or non-affiliates, or the perception that such sales could occur, could adversely affect the trading price of our Common Stock, and may make it more difficult for you to sell your Common Stock at a time and price that you deem appropriate. We are unable to predict the effect that such sales may have on the prevailing price of our Common Stock.

We, our directors and our executive officers, and stockholders who own more than 5% of our Common Stock, have entered into or will enter into lock-up agreements with the underwriter of this offering pursuant to which they and we have agreed, or will agree, that, subject to certain exceptions, we will not issue, and they will not sell or transfer or hedge any shares or any securities convertible into or exchangeable for shares of our Common Stock for a period of 90 days after the date of this prospectus. See the section titled “Underwriting” for more information. Sales of a substantial number of such shares upon expiration of, or the perception that such sales may occur, or early release of the securities subject to, the lock-up agreements, could cause our stock price to fall or make it more difficult for you to sell your Common Stock at a time and price that you deem appropriate. A decline in the price of our Common Stock might impede our ability to raise capital through the issuance of additional Common Stock or other equity securities.

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If securities or industry analysts publish inaccurate or unfavorable research about our business or cease publishing research about our business, our share price and trading volume could decline.

The trading market for our Common Stock will be influenced by the research and reports that securities or industry analysts publish about our Company, if any do so in the future. If one or more of the analysts who may cover us in the future downgrade our Common Stock or publish inaccurate or unfavorable research about our Company, our Common Stock price would likely decline. If no securities or industry analysts commence coverage of our Company, the trading price of our shares would likely be negatively impacted. Further, if one or more of these analysts, once they cover us, cease coverage of our Company or fail to publish reports on us regularly, demand for our Common Stock could decrease, which might cause our Common Stock price and trading volume to decline.

You may experience future dilution as a result of future equity offerings.

In order to raise additional capital, we may in the future offer additional shares of our Common Stock or other securities convertible into or exchangeable for our Common Stock at prices that may not be the same as the price per share in this offering. We may sell shares or other securities in any other offering at a price per share that is less than the price per share paid by the investors in this offering, and investors purchasing shares or other securities in the future could have rights superior to existing stockholders. The price per share at which we sell additional shares of our Common Stock, or securities convertible or exchangeable into Common Stock, in future transactions may be higher or lower than the price per share paid by investors in this offering. If any of the above should occur, our stockholders, including investors who purchase shares of Common Stock in this offering, will experience additional dilution, and any such issuances may result in downward pressure on the price of our Common Stock.

We do not expect to declare any dividends in the foreseeable future.

We have never declared or paid any cash dividends on our share capital. The continued operation of our business will require substantial cash, and we currently intend to retain any future earnings for working capital and general corporate purposes. Accordingly, we do not anticipate paying any cash dividends to holders of our Common Stock at any time in the foreseeable future. Any determination to pay future dividends will be at the discretion of our Board of Directors and will depend upon our results of operations, financial condition, contractual restrictions, indebtedness, restrictions imposed by applicable law and other factors our Board of Directors deems relevant. There is no guarantee that your shares of Common Stock will appreciate in value or even maintain the price at which you purchased your shares of Common Stock, and you may lose the entire amount of your investment.

We are a “smaller reporting company,” and we cannot be certain if the reduced disclosure requirements applicable to smaller reporting companies will make our Common Stock less attractive to investors.

We are currently a “smaller reporting company”, meaning that we are not an investment company, an asset- backed issuer, or a majority-owned subsidiary of a parent company that is not a smaller reporting company and annual revenues of less than $50.0 million during the most recently completed fiscal year. In the event that we are still considered a “smaller reporting company,” at such time as we cease being an “emerging growth company,” we will be required to provide additional disclosure in our SEC filings. However, similar to an “emerging growth companies”, “smaller reporting companies” are able to provide simplified executive compensation disclosures in their filings; are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that independent registered public accounting firms provide an attestation report on the effectiveness of internal control over financial reporting; and have certain other decreased disclosure obligations in their SEC filings, including, among other things, only being required to provide two years of audited financial statements in annual reports. Decreased disclosures in our SEC filings due to our status as a “smaller reporting company” may make it harder for investors to analyze our results of operations and financial prospects.

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The offering price of our shares of Common Stock offered in the Resale Prospectus Resale is fixed.

The Selling Stockholders set forth in the Resale Prospectus will offer and sell their shares of Common Stock being offered under the Resale Prospectus at $[ ] per share for the duration of the offering or until the shares are listed on a national securities exchange at which time the shares offered under the Resale Prospectus may be sold at prevailing market prices or privately negotiated prices or in transactions that are not in the public market.

Conversion of the Convertible Notes and issuance of incentive stock grants shall have a dilutive effect on our stock, and negatively impact the price of our Common Stock.

To the extent that the Convertible Notes are converted (See “Description of Capital Stock-Convertible Notes”) and options described in this prospectus (See “Description of Capital Stock-Equity Incentive Plan”) are exercised, dilution to the interests of our stockholders will occur.

Pursuant to the amendments to the securities purchase agreement for Convertible Notes dated October 18, 2024, entered by the Company and the investors, the Convertible Notes shall automatically convert into shares of our common stock upon the effectiveness of the registration statement at the conversion price of $1.50 per share.

For the life of warrants and options, the holders will have the opportunity to profit from a rise in the price of the Common Stock with a resulting dilution in the interest of the other holders of Common Stock. The existence of such warrants and options may adversely affect the market price of our Common Stock and the terms on which we can obtain additional financing, and the holders of such warrants and options can be expected to exercise them at a time when we would, in all likelihood, be able to obtain additional capital by an offering of our unissued capital stock on terms more favorable to us than those provided by such warrants and options.

Investors in our Common Stock will face immediate and substantial dilution in the net tangible book value per Share and may experience future dilution.

If you purchase shares of our Common Stock in the IPO, you will pay more for your shares than the net tangible book value of your shares. As a result, you will incur immediate dilution of $[ ] per share, representing the difference between the assumed public offering price of $[ ] per share and our estimated as adjusted net tangible book value as of December 31, 2023 of $[ ] per share. Accordingly, should we be liquidated at our book value, you would not receive the full amount of your investment. Please refer to the section titled “Dilution” of this prospectus for more information.

Certain recent initial public offerings of companies with relatively small public floats have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. Our Common Stock may potentially experience rapid and substantial price volatility, which may make it difficult for prospective investors to assess the value of our Common Stock.

In addition to the risks addressed above under “The trading price of our Common Stock will likely be volatile,” our Common Stock may be subject to rapid and substantial price volatility. We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Common Stock. Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Common Stock may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Common Stock.

In addition, if the trading volumes of our Common Stock are low, persons buying or selling in relatively small quantities may easily influence prices of our Common Stock. This low volume of trades could also cause the price of our Common Stock to fluctuate greatly, with large percentage changes in price occurring in any trading day session.

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Holders of our Common Stock may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Common Stock. As a result of this volatility, investors may experience losses on their investment in our Common Stock. A decline in the market price of our Common Stock also could adversely affect our ability to issue additional Common Stock or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Common Stock will develop or be sustained. If an active market does not develop, holders of our Common Stock may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

USE OF PROCEEDS

We estimate that we will receive net proceeds from the IPO of approximately $[ ] million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We plan to use the net proceeds of the IPO in the following order of priority:

•	20% of the net proceeds for merger and acquisition.
•	50% of the net proceeds for expansion of market.
•	% of the net proceeds for [ ].
•	30% of the net proceeds for working capital and other general corporate purposes.

To the extent that our actual net proceeds is not sufficient to fund all of the proposed purposes, we will decrease our allocation of the net proceeds for the purposes set out above on a pro rata basis. We would anticipate raising additional capital through equity or debt financing sufficient to fund our proposed uses above.

The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, and the rate of growth, if any, of our business, and our plans and business conditions. The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of the IPO. Our management will have significant flexibility in applying and discretion to apply the net proceeds of the IPO. If an unforeseen event occurs or business conditions change, we may use the proceeds of the IPO differently than as described in this prospectus.

Pending deployment of the net proceeds for the uses described above, the funds may be placed in short-term deposits with financial institutions or used to invest in short-term money market instruments.

We will not receive any proceeds from the sales of shares of our Common Stock by the Selling Stockholders.

DIVIDEND POLICY

We have no formal dividend policy. We have never declared or paid cash dividends on our Common Stock. We intend to retain all available funds and any future earnings, if any, to fund our business and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our Board of Directors and will depend upon our results of operations, financial condition, contractual

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restrictions, indebtedness, restrictions imposed by applicable law and other factors our Board of Directors deems relevant.

CAPITALIZATION

The following tables set forth our capitalization as of December 31, 2023:

• on an actual basis; and

• on a pro forma as adjusted basis to reflect (i) issuance of additional 6,000,000 shares of common stock on September 2, 2024, (ii) the issuance and sale of 2,700,000 shares of Common Stock at an assumed initial public offering price of $[ ] per share after deducting the underwriting discounts and commissions and estimated offering expenses payable by us; and (iii) conversion of convertible note of 1,066,668 shares of common stock at assumed price of $1.50 per share after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the tables together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

As of December 31, 2023
	Actual (Audited)	As Adjusted
(in US$)
Cash:
Notes payable
Equity:
Common Stock, [ ] shares of Common Stock outstanding on an actual basis; and [ ] shares of Common Stock outstanding on an as adjusted basis(1)(2)
Additional paid-in capital
Accumulated comprehensive income
Accumulated deficit
Total equity
Non-controlling interest
Total stockholders’ equity
Total capitalization
(1)	Pro forma additional paid in capital reflects the net proceeds we expect to receive, after deducting underwriting fee, underwriter expense allowance and other expenses. We expect to receive net proceeds of approximately $[ ] (offering proceeds of $[ ], less underwriting discounts of $[ ], non-accountable expense of $[ ] and offering expenses of $[ ]). The shares of Common Stock reflects the net proceeds we expect to receive, after deducting underwriting discounts, Underwriter expense allowance and other expenses.
(2)	Pro forma as adjusted additional paid in capital reflects the net proceeds we expect to receive, after deducting underwriting fee, underwriter expense allowance and other expenses. We expect to receive net proceeds of approximately $[ ] (offering proceeds of $[ ], less underwriting discounts of $[ ], non-accountable expense of $[ ] and offering expenses of $[ ]). The shares of Common Stock reflects the (i) issuance and sale of 2,700,000 shares of Common Stock at an assumed initial public offering price of $[] per share and (ii) issuance and sales of 1,066,668 shares of Common Stock at an assumed price of $1.50, after deducting underwriting discounts, Underwriter expense allowance and other expenses.
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DILUTION

If you invest in our Shares, your interest will be diluted to the extent of the difference between the IPO offering price per share and our net tangible book value per share after the IPO. Dilution results from the fact that the IPO offering price per share is substantially in excess of the book value per share of Common Stock attributable to the existing stockholders for our presently outstanding shares.

Net tangible book value represents the amount of our total assets, excluding goodwill and other intangible assets, less our total liabilities. Our net tangible book value as of December 31, 2023 was US$[ ], or US$[ ] per share of Common Stock.

After giving effect to the issuance and sale of 2,700,000 Shares in the IPO at an assumed initial public offering price of US$[] per share (the midpoint of the estimated price range set forth on the cover of this prospectus), and after deducting underwriting discounts and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2023 would have been US$[ ] per outstanding share of Common Stock. This represents an immediate increase in net tangible book value of US$[ ] per share to existing stockholders and an immediate dilution in net tangible book value of US$[ ] per share of Common Stock to investors purchasing Common Stock in the IPO. The following table illustrates such dilution:

Public Offering Price	$
Historical net tangible book value (deficit) as of December 31, 2023
Increase in pro forma net tangible book value attributable to pro forma adjustments described above	$
Pro forma net tangible book value as of December 31, 2023	$
Increase in pro forma as adjusted net tangible book value attributable to investors participating in this offering	$
Pro forma as adjusted net tangible book value immediately after this offering	$
Dilution per share to new investors in this offering	$

The pro forma as adjusted dilution information discussed above is illustrative only and will depend on the actual public offering price and other terms of this offering determined at pricing.

After giving further effect to our issuance and sale of 1,800,000 shares of common stock as if such conversion of convertible note take place this offering at the public offering price of $1.50 per share, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2023 would have been approximately $[ ], or $[ ] per share, to existing stockholders and an immediate dilution in tangible book value of $[ ] per share, to purchasers of common stock in this offering.

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2023, the total number of shares [ ] of Common Stock purchased from us, the total cash consideration paid to us, and the average price per share paid by existing stockholders and by investors in the IPO. The table below reflects an assumed initial public offering price of US$[ ] per share (the midpoint of the estimated price range set forth on the cover of this prospectus), for Shares purchased in the IPO and excludes underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price per Share
	Number	%	US$	%	US$
Existing Stockholders	14,000,000	78.8	1,400		0.0001
Private placement - convertible notes holders	1,066,668	6.0	1,600,002		1.5
Investors in this Offering	2,700,000	15.2
Total	17,766,668	100		100

The foregoing tables and calculations (other than the historical net tangible book value calculation), is based on 6,000,000 shares of our common stock outstanding as of December 31, 2024, 2,000,000 shares sold in our initial public offering; the conversion of all of our Convertible notes into an aggregate of 1,066,668 shares of common stock as if such conversion take places in connection with the completion of the initial public offering.

CORPORATE HISTORY AND STRUCTURE

Founded in 2013, NusaTrip became the first online travel agency with International Air Transport Association (IATA) license that focused on serving global customers.
•	2013 – 2019: NusaTrip consolidates direct connections with low cost and full service airlines including GDS contents from multiple sales channels and utilizes its native distribution technology with 24/7 customer support as solution for partners and customers.
•	2019 – 2021: Although faced with the challenges of the pandemic, NusaTrip persevered as a leading online travel solution platform and it witnessed a remarkable surge of 300% solidifying its reputation as a reliable Online Travel Agency
•	2022: NusaTrip officially joined Society Pass Inc (Nasdaq: SOPA) ecosystem in Southeast Asia.
•	2023: NusaTrip acquired VLeisure. VLeisure is a B2B global network platform that empowers agencies to manage and distribute travel products and services to their online partners and is headquartered in Vietnam.
•	2023: NusaTrip established regional offices across South East Asia. Including locations in Singapore, Thailand, Philippines, and Vietnam. NusaTrip plans to open its regional office in Malaysia.
•	2023: NusaTrip intends to acquire more entities to strengthen its business and expand its network, aspiring to be the leading Online Travel Agency (OTA) that consistently provides optimal services for customers and partners.
•	2024: On August 7, 2024, the Board of Directors of Society Pass approved an initial public offering of the Company, so as to make it a standalone public company with no further financial dependence on or support agreements or other material agreements with Society Pass; and also approved (i) the authorization of the Convertible Notes and of 1,066,668 shares of our Common Stock to be issuable upon conversion of the Convertible Notes as well as (ii) the authorization for public issuance of up to 2,700,000 shares of our Common Stock in connection with this offering.
•	2024: On October 18, 2024, we completed a private placement of $1,600,002 aggregate amount of Convertible Notes.

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Our corporate structure after giving effect to this offering shall be as follows:

* “Other Stockholders” are comprised of the holders of Common Stock to be issued upon the conversion of the Convertible Notes, and the holders of Common Stock offered in this Offering.

The foregoing chart assumes no exercise by the underwriters of their over-allotment option. Of the “Other Stockholders,” the holders of Common Stock to be issued upon the conversion of the Convertible Notes would own an aggregate of 6.0%, and the holders of Common Stock offered in this Offering would own an aggregate of 15.2%, of the outstanding Common Stock.

The subsidiaries shown in the foregoing chart are currently owned by the Company, and the ownership of each such subsidiary shall not change upon or as a result of the consummation of this offering.

NusaTrip’s principal office in the U.S. is located at 701 S. Carson Street, Suite 200, Carson City, NV 89701.

The Company’s headquarters are located at 28F AIA Central, Jl. Jend. Sudirman No.Kav. 48A, RT.5/RW.4, Karet, Semanggi, Kota Jakarta Selatan, Daerah Khusus Ibukota Jakarta 12930, Indonesia.

The website for our travel tech and online travel agency website platform is www.nusatrip.com.

The information included on our websites are not part of this prospectus.

The following is our corporate structure prior to giving effect to this offering:

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Upon the consummation of this offering, Society Pass Incorporated will control 78.8% of the voting power of the Company’s outstanding voting securities, assuming that the underwriters of this offering do not exercise their option to purchase additional Common Stock. The following is our corporate structure after giving effect to this offering:

As a current subsidiary of the Society Pass’ ecosystem, a dynamic fintech and e-commerce platform, we are presented with exciting possibilities to explore innovative advertising approaches. Drawing on the potential of digital media, we possess the means to efficiently reach and captivate diverse audiences, enabling us to offer comprehensive solutions that cater to our clients’ unique marketing objectives. Through this synergy, we continue to pave the way for cutting-edge advertising strategies that drive exceptional results and maximize the impact of our clients’ campaigns.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Consolidated Results of Operations

For the year ended December 31, 2023, compared to the year ended December 31, 2022

The following table shows key components of our results of operations during the year ended December 31, 2023 and 2022.

	December 31, 2023	December 31, 2022	Year ended Variance +/(-)
	US$	US$	US$	%
Revenue, net	$2,307,661	$1,404,222	$903,439	64.34
Cost of revenue	(42,526)	(1,341)	(41,185)	3,071.22
Gross profit	2,265,135	1,402,881	862,254	61.46

Operating cost:
Sales and marketing expense	(301,597)	(291,892)	(9,705)	3.32
General and administrative expenses	(2,028,971)	(3,041,318)	1,012,347	(33.29)
Total operating cost	(2,330,568)	(3,333,210)	1,002,642	(30.08)

Loss from operations	(65,433)	(1,930,329)	1,864,896	(96.61)

Other income (loss):
Interest income	3,436	2,418	1,018	42.10
Other income	77,514	20,099	57,415	285.66
Loss on disposal of fixed assets	—	(4,264)	4,264	(100.00)
Waiver of debts	140,629	1,097,870	(957,241)	(87.19)
Bad debt written off	(22,527)	(731)	(21,796)	2981.67
Interest expense	(841)	—	841	—
Other expenses	(36,681)	(23,859)	(12,822)	53.74
Total other income (loss), net	161,530	1,091,533	(930,003)	(85.20)
Income (loss) before income taxes	96,097	(838,796)	934,893	(111.46)
Income tax expense	(16,185)	(179,123)	162,938	(90.96)
NET INCOME (LOSS)	$79,912	$(1,017,919)	$1,097,831	(107.85)

Revenue

For the year ended December 31, 2023, our revenue increased by approximately $903,439 or 64.34% to $2,307,661, as compared with $1,404,222 for the year ended December 31, 2022.

Our revenues were mainly generated by the sales of travel product and services which can be broadly classified into two major items of sales of air ticket and hotel reservation. The following table sets forth the breakdown of our revenue by service lines.

	Year Ended December 31, 2023		Year Ended December 31, 2022		Year ended Variance +/(-)
Ticketing	$1,337,080	57.94%	$1,141,627	81.30%	$195,453
Online advertisement	639,947	27.73%	—	—	639,947

Hotel Reservation	180,220	7.81%	67,426	4.80%	112,794
Hotel Technology Platform Software Service	10,493	0.45%	135,699	9.66%	(125,206)
Ancillary	139,921	6.06%	59,470	4.24%	80,451
	$2,307,661	100.00%	$1,404,222	100.00%	$903,439

Our revenues were mainly generated from the sales of air ticket for the year ended December 31, 2023, as it contributed to 57.94% of our total revenue, as compared to 81.30% for the year ended December 31, 2022, with an increase of 17.12% or $195,453 due to the recovering of global travel activity as countries and state border reopen after COVID19. Second, new revenue on advertisement contributed 27.73% or $639,947 for the year ended December 31, 2023 arise from promoting brand in our platform. On the other hand, revenue generated from the hotel reservation accounted for 7.81% and 4.80% of our total revenue for the year ended December 31, 2023 and 2022, respectively, an increase of 167.29% or $112,794 due to recovering of global travel activity as countries border reopen after COVID19. Revenue from ancillary is mainly from travel related service such as travel insurance, refund margin, car rental and train ticketing, increase $80,451 or 135.28% to $139,921 for the year ended December 31, 2023 from $59,470 for the year ended December 31, 2022 are in line with the increase of air ticket and hotel reservation. The overall increase was partially offset by the decrease of hotel technology platform software service of $125,206 or 97.27%, to $10,493 for the year ended December 31, 2022 from $135,699 for the year ended December 31, 2022 due to the dropping of Vietnam hotel technology platform software service subscription, which earned from local hotel for local cross-border traveler during the COVID19 countries border restriction in year 2022.

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Cost of Revenue

For the year ended December 31, 2023, our cost of revenue for hotel technology platform software service subscription, increased by $41,185 or 3,071.22% to $42,526, as compared to $1,341 for the year ended December 31, 2022. The increase in cost of software subscription was due to the expansion of direct Vietnam IT team and software costs in year 2023. However, the expansion and software cost invested did not bring in expected revenue due to demand drop for local hotel stay after reopening of country border, local traveler reduced. No cost of revenue of online advertising revenue was recorded as online advertisement is shown on our ready/ongoing website and mobile Apps that is not subject to significant direct cost but general IT maintenance cost which recorded in General and Administrative Expenses.

Gross Profit

For the year ended December 31, 2023, our gross profit increased by $862,254 or 61.46% to $2,265,135, as compared to $1,402,881 for the year ended December 31, 2022. Gross profit margin of 98.16% for the year ended December 31, 2023 was decreased by 0.02%, as compared to gross profit margin of 99.90% in December 31, 2022. Significant high gross profit margin is the nature of our business which major of the revenue are recognized at net basis, according to agency theory, which the cost of purchase is net off in the revenue against the Gross Merchandise Value (GMV) and the revenue is supported by operating costs. The decrease is mainly attributable to the increase in cost of revenue for the year ended December 31, 2023, due to expansion of IT team and software cost.

Sales and Marketing Expenses (“S&M”)

For the year ended December 31, 2023, our sales and marketing expenses increased by $9,705 or 3.32% to $301,597, as compared with $291,892 for the year ended December 31, 2022. The increase in S&M is primarily attributable to the related marketing and promotion expenses needed for boosting the travel business.

General and Administrative Expenses (“G&A”)

For the year ended December 31, 2023, our general and administrative expenses decreased by $1,012,347 or 33.29% to $2,028,971, as compared with $3,041,318 for the year ended December 31, 2022. The decrease was mainly due to the reversal of sales tax and withholding tax provision which amounting to $191,634 for

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December 31, 2023, from the sales tax and withholding tax provision of $1,730,321 for December 31, 2022. This sales tax provision was computed based on all air ticketing and hotel reservation revenue in Indonesia whereas withholding tax was computed based on all taxable payments subject to Indonesia local tax requirement. Both this sales tax and withholding tax covered the transactions between 2016 to 2022 omitted by the Company’s previous owner; we appointed a local tax agent for this provision calculation after the business acquisition. The reversal happened in 2023 and was reflected by the finalization of these computation by local tax authority. All above was partially offset by increased in staff costs of $601,140, professional fee of $236,278, and other operating costs.

Other income (expenses)

For the year ended December 31, 2023, net other income decreased by $930,003 or 85.20% to $161,530, as compared to net other income of $1,091,533 for the year ended December 31, 2022. The reduction is mainly due to the waiver of debt from amount due to previous shareholder decrease of $957,241 or 87.19% from $1,097,870 for the year ended December 31, 2022 to $140,629 for the year ended December 31, 2023.

Income (Loss) before income taxes

For the year ended December 31, 2023, our operations performance increased by $934,893 or 111.46% to income from operations of $96,097, as compared to loss from operations of $838,796 for the year ended December 31, 2022. The decrease is mainly caused by the increase in gross profit and decrease in general and administrative expenses as explained earlier.

Income Tax Expense

We incurred income tax and deferred tax expense of $16,185 and $179,123 for the year ended December 31, 2023 and 2022, respectively. The Company has provided for a full valuation allowance against the deferred tax assets on the expected future tax benefits from the net operating loss carryforwards as the management believes it is more likely than not that these assets will not be realized in the future.

Net income (loss)

For the year ended December 31, 2023, our net loss decreased by approximately $1,097,831 or 107.85% to net income of $79,912, as compared to net loss of $1,017,919 for the year ended December 31, 2022. The decrease in net loss is primarily attributable to the increase in gross profit, decrease in general and administrative expenses.

Liquidity and Capital Resources

As of December 31, 2023, we had cash and cash equivalents of $575,447 and working capital deficit of $5,639,886. For the year ended December 31, 2023, the Company incurred net income of $79,912 and net cash used in operating activities of $919,564.

While the Company believes that it will be able to continue to grow the Company’s revenue base and control expenditures, there is no assurance it will be able to do so. The Company continually monitors its cash, capital structure and operating plans and evaluates various potential funding alternatives that may be needed in order to finance the Company’s business development activities, general and administrative expenses and growth strategy. We expect to continue to rely on cash generated through financing from public offerings or private offerings of our or one or more of our subsidiaries’ securities, to finance our operations and future acquisitions. The Company believes that it has sufficient liquidity to continue its current business plans and operations for more than one year.

Cash Flows

The following table sets forth a summary of our cash flows for the years ended December 31, 2023 and 2022:

	Year Ended December 31, 2023	Year Ended December 31, 2022
Net cash provided by (used in) operating activities	$(919,564)	$885,717
Net cash used in investing activities	(29,550)	(226,740)
Net cash provided by financing activities	—	—
Effect on exchange rate change	(199,066)	91,562
Net change in cash and cash equivalent	(1,148,180)	750,539
Cash and cash equivalent including restricted cash at beginning of year	1,818,727	1,068,188
Cash and cash equivalent including restricted cash at end of year	$670,547	$1,818,727

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Net Cash Provided by (Used in) Operating Activities.

For the year ended December 31, 2023, net cash used in operating activities was $919,564, which consisted primarily of a net income of $79,912, adjusted by add back of depreciation of plant and equipment of $88,706, amortization of intangible assets of $25,812, depreciation of ROU of $105,730, bad debt written off $22,527 and deduct deferred tax assets of $149,858 and waiver of debts of $140,628, working capital used in account receivables of $537,955, inventory of $308,554, prepayment and other receivables of $978, accrued liabilities and other payables of $951,009, and contract liabilities of $152,025, partially offset by working capital provided from trade payables of $998,756.

For the year ended December 31, 2022, net cash provided from operating activities was $885,717, which consisted primarily of a net loss of $1,017,919, adjusted by add back of depreciation of plant and equipment of $40,374, amortization of intangible assets of $43,831, bad debt written off of $731, deferred tax assets of $170,326, and deduct waiver of debts of $1,097,870, working capital used in account receivables of $444,685, prepayment and other receivables of $178,659, contract liabilities of $239,163, and partially offset by working capital provided from trade payables of $1,451,516, accrued liabilities and other payables of $2,126,718 and inventory of $16,239.

Changes in operating activities decreased by $1,805,281 or 203.82% from net cash provided of $885,717 for December 31, 2022 to net cash used of $919,564 for December 31, 2023 mainly due to increase repayment of accrued liabilities and other payables of $3,077,727, increase in deferred tax assets of $320,184, increase in settlement of inventory of $324,793 and increase in repayment of trade payables of $452,760, partially offset by net income increase of $1,097,831 and waiver of debt decrease of $957,242.

Until we generate cash flows from operations, we expect to continue to rely on cash generated through financing from public offerings or private offerings by the Company or one or more of our subsidiaries’ securities, however, to finance our operations and future acquisitions.

Net Cash Used In Investing Activity.

For the year ended December 31, 2023 and 2022, there was a net cash outflow of $29,550 and $226,740 primarily as a result of the purchase of plant and equipment. The decrease was due to the reduction of continue investing in plant and equipment.

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Material Cash Requirements

Our cash requirements consist primarily of day-to-day operating expenses, capital expenditures and contractual obligations with respect to banking facilities and other operating leases. We lease all our office facilities. We expect to make future payments on existing leases from cash generated from operations. We have limited credit available from our major vendors and are obligated to settle the purchase invoices and repay the contractual bank loans in a punctual manner, which further constrains our cash liquidity.

We believe that we have sufficient working capital for our requirements for at least the next 12 months from the date of this prospectus, absent unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand, cash flows from our operations and the estimated net proceeds from this offering.

Off-balance Sheet Financing Arrangements

We have no obligations, assets or liabilities which would be considered off-balance sheet arrangements as of December 31, 2023 and 2022. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Concentration of credit risk

Financial instruments that potentially expose us to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. We place our cash and cash equivalents with financial institutions with high credit ratings and quality.

We conduct credit evaluations of customers, and generally do not require collateral or other security from our customers. We establish an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

Concentration risk in major customers

For the years ended December 31, 2023 and 2022, the Company had a single customer that constituted 16.40% and 30.30% of its revenues, with accounts receivable of $0 and $0 at the year-end.

Concentration risk in major vendors

For the years ended December 31, 2023 and 2022, none of the vendor accounted for 10% or more of the Company’s cost of revenue.

Exchange rate risk

Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the Vietnam Dong, Malaysian Ringgit, Indonesian Rupiah and the United States dollar. As of December 31, 2023 and 2022, we did not hold or issue any derivative for trading purposes or to hedge against fluctuations in foreign exchange rates. We mitigated this risk by conducting sales and purchases transactions in the same currency. Doing so helped to reduce, but has not eliminated, the impact of foreign currency exchange rate movements. As of December 31, 2023 and 2022, we had no outstanding forward exchange or foreign currency option contracts.

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We currently do not have a foreign currency hedging policy. However, our management monitor foreign exchange exposure and will consider hedging significant foreign exchange exposure should the need arise.

Economic and political risk

Our major operations are conducted in Republic of Vietnam, Singapore, Malaysia, Indonesia and United States. Accordingly, the political, economic, and legal environments in Republic of Vietnam, Singapore, Malaysia, Indonesia and United States, as well as these countries’ economy may influence our business, financial condition, and results of operations.

Significant accounting policies

• Basis of Presentation

These accompanying carve-out combined and consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

• Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s consolidated financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

• Use of Estimates and Assumptions

In preparing these carve-out combined and consolidated financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities in the balance sheet and revenues and expenses during the years reported. Actual results may differ from these estimates. If actual results significantly differ from the Company’s estimates, the Company’s financial condition and results of operations could be materially impacted. Significant estimates in the period include the allowance for doubtful accounts on accounts receivable, the incremental borrowing rate used to calculate right of use assets and lease liabilities, useful lives of intangible assets, impairment of long-lived assets, revenue recognition, and deferred tax assets and the related valuation allowance.

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• Basis of Consolidation

The carve-out and combined consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

• Noncontrolling Interest

The Company accounts for noncontrolling interests in accordance with ASC Topic 810, which requires the Company to present noncontrolling interests as a separate component of total shareholders’ equity on the consolidated balance sheets and the consolidated net loss attributable to its noncontrolling interest be clearly identified and presented on the face of the consolidated statements of operations and comprehensive loss.

• Segment Reporting

ASC Topic 280, Segment Reporting (“Topic 280”) establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organization structure as well as information about geographical areas, business segments and major customers in consolidated financial statements. The Company currently operates in five reportable operating segments: (i) Ticketing, (ii) Online advertisement, (iii) Hotel reservation, (iv) Hotel technology platform software, and (v) Ancillary. All operating segments are aggregated into single reporting segment in profit or loss and total assets, as reviewed and determined by Chief Operating Decision Maker, or CODM that having similar economic characteristics by quantitative and qualitative aggregation criteria. All the operating segments by products are generated by same operating resources which are not separated in each consolidated company or in group.

• Cash and Cash Equivalent

Cash and cash equivalents are carried at cost and represent cash on hand, demand deposits placed with banks or other financial institutions and all highly liquid investments with an original maturity of three months or less as of the purchase date of such investments.

• Restricted cash

Restricted cash refers to cash that is held by the Company for specific reasons and is, therefore, not available for immediate ordinary business use. The restricted cash represented fixed deposit maintained in bank accounts that are pledged. As of December 31, 2023 and 2022, the restricted cash amounted to $95,100 and $54,200, respectively.

• Accounts Receivable

Accounts receivables are recorded at the amounts that are invoiced to customers, do not bear interest, and are due within contractual payment terms, generally 30 to 90-days from completion of service or the delivery of a product. Credit is extended based on an evaluation of a customer’s financial condition, the customer’s creditworthiness and their payment history. Accounts receivable outstanding longer than the contractual payment terms are considered past due.

Past due balances over 90 days and over a specified amount are reviewed individually for collectability. Quarterly, the Company specifically evaluates individual customer’s financial condition, credit history, and the current economic conditions to monitor the progress of the collection of accounts receivables. The Company records bad debt expense and records an allowance for doubtful accounts for any estimated losses resulting from the inability of its customers to make required payments. For receivables that are past due or not being paid according to payment terms, appropriate actions are taken to pursue all means of collection, including seeking legal resolution in a court of law. Account balances are charged off against the allowance for doubtful accounts after all means of collection have been exhausted and the potential for recovery is considered remote. Currently, the Company performs ongoing credit evaluation of its customers and generally does not require collateral. The Company makes estimates of expected credit losses for the allowance for doubtful accounts based upon its assessment of various factors, including (i) historical experience, (ii) the age of the accounts receivable balances, (iii) credit quality of its customers, (iv) current economic conditions, (v) reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. Expected credit losses are estimated on a pool basis when similar risk characteristics exist using an age-based reserve model. Receivables that do not share risk characteristics are evaluated on an individual basis. Estimates of expected credit losses on trade receivables are recorded at inception and adjusted over the contractual life.

The Company did not recognize any allowance for doubtful accounts and credit losses at December 31, 2023 and 2022.

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The Company recognizes revenue from its contracts with customers in accordance with ASC Topic 606 — Revenue from Contracts with Customers (“ASC 606”). The Company recognizes revenues when satisfying the performance obligation of the associated contract that reflects the consideration expected to be received based on the terms of the contract.

Revenue from contracts with customers is recognized using the following five steps:

• Inventories

Inventories are stated at the lower of cost or net realizable value, cost being determined on a first-in-first-out method. Costs is air ticket which is purchased from the Company’s suppliers as trading goods. The inventories are generally held for 0 to 180 days. The Company provides inventory allowances based on excess and obsolete inventories determined principally by expiry date. During the year ended December 31, 2023 and 2022, the Company recorded an allowance for obsolete inventories of $0 and $0, respectively. The inventories were amounted to $309,379 and $825 at December 31, 2023 and 2022, respectively.

• Prepaid Expenses

Prepaid expenses represent payments made in advance for products or services to be received in the future and are amortized to expense on a ratable basis over the future period to be benefitted by that expense. When the Company has prepaid expenses categorized as both current and non-current assets, the benefits associated with the products or services are considered current assets if they are expected to be used during the next twelve months and are considered non-current assets if they are expected to be used over a period greater than one year.

• Plant and Equipment

Plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational:

Expected useful lives
Computer equipment	3 years
Office equipment	5 years
Renovation	5 years

Expenditures for repairs and maintenance are expensed as incurred. When assets have been retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

• Impairment of Long-lived Assets

In accordance with the provisions of ASC Topic 360, “Impairment or Disposal of Long-Lived Assets”, all long-lived assets such as plant and equipment held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. There has been no impairment charge for the year/periods presented.

• Revenue Recognition

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The Company recognizes revenue from its contracts with customers in accordance with ASC Topic 606 — Revenue from Contracts with Customers (“ASC 606”). The Company recognizes revenues when satisfying the performance obligation of the associated contract that reflects the consideration expected to be received based on the terms of the contract.

Revenue from contracts with customers is recognized using the following five steps:

1. Identify the contract(s) with a customer;

2. Identify the performance obligations in the contract;

3. Determine the transaction price;

4. Allocate the transaction price to the performance obligations in the contract; and

5. Recognize revenue when (or as) the entity satisfies a performance obligation.

The Company is a leading Jakarta-based Online Travel Agency (“OTA”) in Indonesia and across SEA. The NusaTrip acquisition extended the Company’s business reach into SEA regional travel industry and marked the Company’s first foray into Indonesia. Established in 2013 as the first Indonesian OTA accredited by the International Air Transport Association, NusaTrip pioneered offering a comprehensive range of airlines and hotels to Indonesian corporate and retail customers. With its first mover advantage, NusaTrip has onboarded over 1.2 million registered users, over 500 airlines and over 200,000 hotels around the world as well as connected with over 80 million unique visitors.

The Company’s revenues are substantially reported on a net basis as the travel supplier is primarily responsible for providing the underlying travel services and the Company does not control the service provided by the travel supplier to the traveler. Revenue from air ticketing services, air ticket commission, hotel reservation, train ticket, car rental, ancillary revenue including insurance commissions and refund margin are substantially recognized at a point of time when the performance obligations that are satisfied. These revenues cover B2B and B2C sales channel segments.

The Company has a software subscription revenue generated from hotel in Vietnam, and online advertising revenue, reported in gross basis, providing a hotel booking management platform for hotel management purposes, and brand advertisement purpose. these revenues are recognized ratably over the time or upon relevant performance obligations being fulfilled.

Ticketing services

The Company receives spread margin from B2B and B2C customers and commissions from travel suppliers for ticketing reservations through the Company’s transaction and service platform under various services agreements. Spread margin and commissions from ticketing reservations rendered are recognized when tickets are issued as this is when the Company’s performance obligation is satisfied. The Company is not entitled to a spread margin and commission fee for the tickets canceled by the end users. Losses incurred from cancelations are immaterial due to a historical low cancelation rate and minimal administrative costs incurred in processing cancelations. The Company occasionally purchases tickets in advance from travel suppliers to reserve inventory for peak travel periods. These advance-purchased tickets are recorded in inventory until sold. However, the Company does not control these tickets in a manner that would suggest principal status. Instead, the Company acts as an intermediary or agent, facilitating the sale between the travel suppliers and end customers. Revenue from these transactions is presented on a net basis in the income statement, as the Company does not have primary responsibility for fulfilling the ticketing service, does not have discretion in establishing the prices charged to end customers, and does not bear significant inventory risk.

Hotel reservation services

The Company receives spread margin from B2B and B2C customers and commissions from travel suppliers for hotel room reservations through the Company’s transaction and service platform. Commissions from hotel reservation services rendered are recognized when the reservation becomes non-cancelable (when the cancelation period provided by the reservation expires) which is the point at which the Company has fulfilled its performance obligation (successfully booking a reservation, which includes certain post-booking services during the cancelation period). Contracts with certain travel suppliers contain incentive commissions typically subject to achieving specific

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performance targets. The incentive commissions are considered as variable consideration and are estimated and recognized to the extent that the Company is entitled to such incentive commissions. The Company generally receives incentive commissions from monthly arrangements with hotels based on the number of hotel room reservations where end users have completed their stay. The Company presents revenues from such transactions on a net basis in the statements of income and comprehensive income as the Company, generally, does not control the service provided by the travel supplier to the traveler and does not assume inventory risk for canceled hotel reservations.

Hotel technology platform software services

The Company receives subscription fee from travel suppliers for hotel room reservation and marketing system through the Company’s reservation and marketing platform.

Subscription fee from hotel technology platform software services rendered are recognized ratably over the fixed term of the agreement as services are provided throughout the contract period, where the performance obligations being fulfilled through the usage of our hotel technology platform software services.

The Company presents revenues from such transactions on a gross basis in the statements of income and comprehensive income as the Company, generally, control the service provided by the travel supplier to the traveler.

Online advertising services

The Company receives advertising revenues, which principally represent the sale of banners or sponsorship to customers on the website and mobile. These services are provided continuously over a fixed term as per the customer agreements. Revenue from online advertising services is recognized over time, throughout the duration of the agreement. This method of revenue recognition accurately reflects the ongoing provision of services and the continuous benefit received by the customer as the advertisements are displayed over the agreed period.

Ancillary services

Ancillary revenues comprise primarily of the insurance commission and refund margin.

Insurance commission revenue received from B2B and B2C customers for selling of travel insurance through the Company’s transaction and service platform. Commission from travel insurance is recognized when the order is confirmed and paid which is the point at which the Company fulfilled its performance obligation. Refund margin revenue received from B2B and B2C customers for the spread arise from reservations cancellation fee between customers and travel suppliers. This is recognized upon the confirmation of refund amount by both customers and travel suppliers which is the point at which the Company fulfilled its performance obligation.

Principal vs Agent Considerations

In accordance with ASC Topic 606, Revenue Recognition: Principal Agent Considerations, the Company evaluates the terms in the agreements with its customers and vendors to determine whether or not the Company acts as the principal or as an agent in the arrangement with each party respectively. The determination of whether to record the revenue on a gross or net basis depends upon whether the Company has control over the goods prior to transferring it. This evaluation determined that the Company is not in control of establishing the transaction price, not managing all aspects of the terms, even though taking the risk of campaign results and default payment. Based on the Company’s evaluation of the control model, it determined that all the Company’s major businesses act as the agent rather than the principal within their revenue arrangements and such revenues are reported on a net basis.

• Cost of Revenue

Cost of revenues consists primarily of payroll compensation of platform information technology personnel, platform hosting and platform software payments to suppliers, and related expenses incurred by the Company which are directly attributable to the Company’s hotel technology platform software services. No cost of revenue of online advertising revenue was recorded as online advertisement is shown on our ready/ongoing website and mobile Apps that is not subject to significant direct cost but general IT maintenance cost which record in General and Administrative Expenses.

•  Contract Liabilities

In accordance with ASC Topic 606, a contract liability represents the Company’s obligation to transfer goods or services to a customer when the customer prepays for a good or service or when the customer’s consideration is due for goods and services that the Company will yet provide whichever happens earlier.

Contract liabilities represent amounts collected from, or invoiced to, customers in excess of revenues recognized, primarily from the billing of annual subscription agreements. The value of contract liabilities will increase or decrease based on the timing of invoices and recognition of revenue. The Company’s contract liability balance was $1,220,549 and $1,635,749, as of December 31, 2023 and 2022, respectively.

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• Sales and Marketing

Sales and marketing expenses include payroll, employee benefits and other headcount-related expenses associated with sales and marketing personnel, and the costs of advertising, promotions, seminars, and other programs. Advertising costs are expensed as incurred. Advertising expenses were $301,597 and $291,892 for the year ended December 31, 2023 and 2022, respectively.

• Income Tax

The Company adopted the ASC Topic 740 “Income Tax” provisions of paragraph 740-10-25-13, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the unaudited condensed consolidated financial statements. Under paragraph 740-10-25-13, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the unaudited condensed consolidated financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent (50%) likelihood of being realized upon ultimate settlement. Paragraph 740-10-25-13 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. The Company had no material adjustments to its liabilities for unrecognized income tax benefits according to the provisions of paragraph 740-10-25-13.

The estimated future tax effects of temporary differences between the tax basis of assets and liabilities are reported in the accompanying balance sheets, as well as tax credit carry-backs and carry-forwards. The Company periodically reviews the recoverability of deferred tax assets recorded on its balance sheets and provides valuation allowances as management deems necessary.

In addition to U.S. income taxes, the Company and its wholly-owned foreign subsidiaries, is subject to income taxes in the jurisdictions in which it operates. Significant judgment is required in determining the provision for income tax, there may be transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on the Company’s current understanding of the tax law. Where the final tax outcome of these matters is different from the carrying amounts, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

• Foreign Currencies Translation and Transactions

The reporting currency of the Company is the United States Dollar (“US$”) and the accompanying consolidated unaudited condensed financial statements have been expressed in US$. The Company’s subsidiaries operating in Singapore maintain its books and record in US$. In addition, the Company’s subsidiaries are operating in the Republic of Vietnam, Malaysia and Indonesia and maintains its books and record in its local currency, Vietnam Dong (“VND”), Malaysian Ringgit (“MYR”) and Indonesian Rupiah (“IDR”), respectively, which are the functional currencies in which the subsidiary’s operations are conducted. In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not US$ are translated into US$s, in accordance with ASC Topic 830, “Translation of Financial Statement” (“ASC 830”) using the applicable exchange rates on the balance sheet date.

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Shareholders’ equity is translated using historical rates. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from the translation of financial statements of foreign subsidiaries are recorded as a separate component of accumulated other comprehensive income (loss) within the unaudited condensed statements of changes in shareholder’s equity.

Translation of amounts from VND into US$ has been made at the following exchange rates for the years ended December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
Year-end VND:US$ exchange rate	$0.000041	$0.000042
Annual average VND:US$ exchange rate	$0.000042	$0.000043

Translation of amounts from IDR into US$ has been made at the following exchange rates for the year ended December 30, 2023 and 2022:

	December 31, 2023	December 31, 2022
Year-end IDR:US$ exchange rate	$0.000065	$0.000064
Annual average IDR:US$ exchange rate	$0.000066	$0.000067

Translation of amounts from MYR into US$ has been made at the following exchange rates for the years ended December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
Year-end MYR:US$ exchange rate	$0.217510	$0.226472
Annual average MYR:US$ exchange rate	$0.219348	$0.227477

Translation gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are translated, as the case may be, at the rate on the date of the transaction and included in the results of operations as incurred.

• Comprehensive Income

ASC Topic 220, “Comprehensive Income”, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated other comprehensive income, as presented in the accompanying consolidated statements of changes in shareholders’ equity, consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

• Earnings Per Share

Basic per share amounts are calculated using the weighted average shares outstanding during the year, excluding unvested restricted stock units. The Company uses the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method, only “in the money” dilutive instruments impact the diluted calculations in computing diluted earnings per share. Diluted calculations reflect the

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weighted average incremental common shares that would be issued upon exercise of dilutive options assuming the proceeds would be used to repurchase shares at average market prices for the years.

For the years ended December 31, 2023 and 2022, diluted weighted-average common shares outstanding is equal to basic weighted-average common shares, due to the Company’s net loss position. Hence, no common stock equivalents were included in the computation of diluted net loss per share since such inclusion would have been antidilutive.

• Leases

The Company adopted ASC Topic 842, “Leases” (“ASC 842”) to determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the consolidated balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in the consolidated balance sheets.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company generally use the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

The Company adopted ASC Topic 842, “Leases” (“ASC 842”) to determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the consolidated balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in the consolidated balance sheets.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company generally use the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

In accordance with the guidance in ASC 842, components of a lease should be split into three categories: lease components (e.g. land, building, etc.), non-lease components (e.g. common area maintenance, consumables, etc.), and non-components (e.g. property taxes, insurance, etc.). Subsequently, the fixed and in-substance fixed contract consideration (including any related to non-components) must be allocated based on the respective relative fair values to the lease components and non-lease components.

When a lease is terminated before the expiration of the lease term, irrespective of whether the lease is classified as a finance lease or an operating lease, the lessee would derecognize the ROU asset and corresponding lease liability. Any difference would be recognized as a gain or loss related to the termination of the lease. Similarly, if a lessee is required to make any payments or receives any consideration when terminating the lease, it would include such amounts in the determination of the gain or loss upon termination.

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As of December 31, 2023 and 2022, the Company recognized the right of use assets of $243,733 and $302,096, respectively.

• Retirement Plan Costs

Contributions to retirement plans (which are defined contribution plans) are charged to general and administrative expenses in the accompanying consolidated statements of operation as the related employee service is provided.

• Related Parties

The Company follows the ASC Topic 850-10, “Related Party” for the identification of related parties and disclosure of related party transactions.

Pursuant to section 850-10-20 the related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of section 825-10-15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and Income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The carve-out combined and consolidated financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated or combined financial statements is not required in those statements. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amount due from or to related parties as of the date of each unaudited condensed balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

• Commitments And Contingencies

The Company follows the ASC Topic 450-20, Commitments to report accounting for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s unaudited condensed financial statements. If the assessment indicates that a potentially material loss contingency is not

53

probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time, that these matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

• Fair Value Measurement

The Company follows the guidance of the ASC Topic 820-10, Fair Value Measurements and Disclosures (“ASC Topic 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC Topic 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

• Level 1: Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

• Level 2: Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs; and

• Level 3: Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The carrying amounts of the Company’s financial assets and liabilities, such as cash and cash equivalents, accounts receivable, contact assets, deposits, prepayments and other receivables, accounts payable, accrued liabilities and other payables, contract liabilities, amounts due to related parties and lease liabilities, approximate their fair values because of the short maturity of these instruments.

• Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standard Board (“FASB”) or other standard setting bodies and adopted by the Company as of the specified effective date.

In June 2022, the FASB issued Accounting Standards Update No. 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions (“ASU 2022-03). This ASU was issued to resolve differences in practice regarding how to record the issuance of common stock with sale restrictions that pertain to the receiving party. The FASB concluded in ASU 2022-03 that these types of restrictions were not attributes of the stock issued but related to the parties to whom the stock was issued. As a result, the ASU 2022-03 requires companies to record the issuance of this type of restricted stock at its face value (i.e., not discount the stock because the receiving party can’t immediately sell the stock). From time-to-time, the Company may acquire another company in a transaction in which Company restricted stock is issued. The Company has reviewed ASU 2022-03 and does not expect that it will affect the Company.

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In November 2023, the FASB issued ASU No 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 expands disclosures about a public entity’s reportable segments and requires more enhanced information about a reportable segment’s expenses, interim segment profit or loss, and how a public entity’s chief operating decision maker uses reported segment profit or loss information in assessing segment performance and allocating resources. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted.

In December 2023, the FASB issued ASU No 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”). ASU 2023-09 expands disclosures in the rate reconciliation and requires disclosure of income taxes paid by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted.

Except as mentioned above, there are no new recently issued accounting standards that will have a material impact on the Company’s carve-out combined and consolidated financial statements. The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s carve-out combined and consolidated financial statements.

BUSINESS

Our Mission Statement

NusaTrip’s mission is to become the Premier Travel Hub in Southeast Asia.

Overview

Established in 2013 and headquartered in Jakarta, Indonesia, NusaTrip is a travel ecosystem with geographical specialization in Southeast Asia (SEA) and Asia-Pacific (APAC). NusaTrip is an acquisitions-focused company. Although we have not currently contemplated or pending mergers or acquisitions, we are currently looking to acquire travel agencies operating in PRC, Hong Kong, Philippines, Thailand, Singapore, Malaysia, Korea, Japan, India, and UAE. We aim to bring travelers from the rest of the world to SEA and APAC (inbound travel) and bring travelers from SEA and APAC to the rest world (outbound travel).

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We are the first Indonesian-based online travel agent (OTA) in Indonesia to receive International Air Transport Association (IATA) accreditation. In addition, as a member of ASITA — Association of the Indonesia Tours and Travel Agencies, our mission is to become the Premier Travel Hub in SEA. We believe travel brings different and disparate cultures and people together. In short, travel brings humanity closer together. NusaTrip contributes to the revitalization of the regional and global travel and tourism industry by enabling and promoting social network-based entrepreneurship and cross collaboration. And we promote SEA and APAC to travelers both regionally and globally through our NusaTrip and VLeisure websites, our NusaTrip mobile application and our NusaTrip social media channels, including Instagram, Facebook, TikTok, LinkedIn, Twitter and YouTube.

In August 2022, NusaTrip officially joined the Society Pass Inc (Nasdaq: SOPA) ecosystem. Today, we employ more than 100 staff members, all of which are based in our offices in Indonesia, Vietnam and Singapore.

Since we began operations more than a decade ago as one of the first OTAs in SEA, NusaTrip has revolutionized travel in SEA and APAC by allowing our corporate and retail customers to manage their own travel plans. NusaTrip offers world-class quality products, services and experiences for customers, clients, affiliates and business partners. Our marketing and technology platform empowers the 680 million people of SEA to more efficiently research, plan, book and experience travel for themselves and serves an extensive portfolio of airline, hotel and other travel brands. NusaTrip has onboarded over 1.3 million registered users, over 500 airlines and over 650,000 hotels around the world, and also has connected with over 80 million unique visitors. In addition, our NusaTrip mobile application has been downloaded more than 1 million times. Airlines and hotels in SEA can rely on NusaTrip as their single partner, offering a comprehensive solution for market entry across SEA’s diverse markets. We seamlessly integrate both offline and online sales channels such as through our website, customer support, and corporate operations, to ensure consistent distribution and maintain complete control over the customer experience. For end consumers, our online travel agency platform significantly enhances the customer experience for a user-friendly platform with competitive prices. We prioritize consumer protection, ensuring bookings are made securely, and seamlessly serve customers before and after their travel. Our airline and hotel partners suppliers distribute and market products via our desktop and mobile offerings, as well as through alternative distribution channels, our business partnerships and our call centers in order to reach our extensive regional audience.

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The Opportunity

The travel market in SEA offers a great opportunity for investors and entrepreneurs who want to tap into the growing demand for travel and lifestyle services in the region. We expect that continued strong economic expansion, robust population growth, rising levels of consumerism and urbanization and the increasing rate of adoption of mobile and Internet technology provide abundant market opportunities for our Company in SEA:

•	Strong historical and expected economic growth over the next two decades. According to the Australian Department of Foreign Affairs and Trade, SEA is projected to become the world’s fourth-largest economy by 2040, after the United States (“US”), China and India, with an expected compound annual growth rate of 4 per cent between 2023 and 2040;[5]
•	Favorable demographics. SEA possesses a large and growing population of more than 685 million people; Indonesia represents more than 40% of SEA’s population, while SEA comprises more than 8% of the global population;
•	A rising middle class and young generation willing to consume to explore new destinations and experiences;
•	Rise of the Internet economy with 100M additional internet users have come online in the last three years growing from 360 million users in 2019 to 460 million users in 2022.

Inflation rate (YoY %)
2021
2022
2023
5.1
6.7
6.0
0.9
2.0
0.5
2.0
4.7
3.6
2.7
8.9
6.1
4.7
8.0
4.1
India
China
SEA
EU
USA

Source: Google, Temasek and Bain & Company (2023). e-Conomy SEA 2023.

Despite the lingering effects to the global economy due to Covid-19, SEA’s economic growth compares favorably to that of the developed world, reaching 4.6% growth rate in 2023 as opposed to 0.9% and 1.0% for both the European Union (“EU”) and the US, respectively. As of 2020, SEA’s combined gross domestic product (“GDP”) reached US$3.1 trillion. In comparison, the respective GDP for both the European Union (“EU”) and the US totaled US$15 trillion and US$20.8 trillion in 2020. SEA has experienced rapid economic growth rates in recent years, far exceeding growth in major world economies such as Japan, the EU and the US. According to the HKTDC Research, from 2013 to 2022, SEA has averaged 4.2% GDP growth.6 And since the advent of Covid-19, the total SEA GDP reached US$3.6 trillion in 2022, positioning it as the fifth largest economy in the world trailing behind the US ($25.5 trillion), China (US$ 17.9 trillion), Japan (US$ 4.2 trillion), and Germany (US$ 4.1 trillion). Looking ahead, projections indicate SEA's GDP is poised to reach an estimated $4.5 trillion by the year 2030.7

[5]	See ASEAN Briefing (2024). Australia Commits New Investments to Strengthen Ties with Southeast Asia.

[6]	See Hong Kong Trade Development Council (2024). ASEAN: Market Profile.
[7]	See ASEAN Statistical Brief (2024). The Structure of ASEAN Economy.
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A large and growing population is expected to lead to greater spending on lifestyle, education and housing, while demand will increase for health and aged care services. SEA continues to enjoy robust population growth. The United Nations Population Division estimates that the population of the SEA countries in 2000 was approximately 525 million people growing to 668 million in 2020. This population growth is driving rising levels of urbanization. Mirroring the demographic trends in China more than three decades ago, SEA is undergoing rapid urbanization with urban population percentage increasing from 32% in 1990 to 48% in 2015 according to NASA/ADS. And it is projected to grow to 60% of the total population by 2040.8

Source: Google, Temasek and Bain & Company (2023). e-Conomy SEA 2023.

This urbanization trend is highly correlated with the growth of the consumer class. Simply put, urbanization drives middle class consumption demand. According to Statista , SEA’s middle income class accounted for 29 percent in 2010. This number is forecast to reach 65 percent by 2030 due to increased urbanization and consequently, rising consumption levels.9 The middle income segment refers to a daily expenditure of between twelve to one hundred and twenty U.S. dollars. According to Brookings , Asia’s lower-middle class (representing spending of US$12-40/day) is now around 1.7 billion people, or roughly two-thirds of the global population in this segment. By contrast, Asia represents 40 percent of the more affluent segments of the middle class ($40-120/day).10

The mobile and Internet economy continues to boom in SEA. According to Google Temasek e-Conomy SEA 2022 Report,  SEA Internet usage increased with 40 million new users added in 2022 for a total of 460 million compared to 360 million in 2019.11 Seventy percent of SEA’s 685 million people is now online, compared to approximately just twenty percent in 2009. In addition, SEA mobile Internet penetration now reaches more than 67%. E-commerce, online media and food delivery adoption and usage surged with the total value of goods and services sold via the Internet, or gross merchandise value (“GMV”). SEA GMV is expected to reach more US$200 billion in 2022, growing 20% year on year and reaching this threshold a full three years earlier than Google had originally forecasted. In fact, the SEA Internet sector GMV is forecast to grow to over US$300 billion by 2025. SEA’s digital adoption is nearing full adoption among digital users in urban SEA and reaching 94% penetration rate for e-commerce in the region.

[8]	See Statista (2022). Share of middle-income class in overall population in the ASEAN region in 2010, with a forecast for 2030.
[9]	See The Brookings Institution (2022). Asia’s tipping point in the consumer class.
[10]	See Google, Temasek and Bain & Company (2022). e-Conomy SEA 2022.
[11]	See 19th EGU General Assembly (2017). Urban growth patterns in major Southeast Asian cities: Toward exposure mapping and vulnerability assessment.
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After suffering a 72% decline in 2020 and another 42% decline in 2021, post-COVID ‘revenge travel’ is back in full force with the travel sector bouncing back by 207% in 2022 according to the World Tourism Organization12. In 2022, the easing of travel restrictions and quarantine requirements spurred a surge in travel demand. Travel GMV for the region grew at a 115% clip from 2021 to 2022. Travel GMV is forecast to grow at CAGR of 37% from 2023 to 2025. Domestic travel has seen a quicker revival with passenger traffic at roughly 60% and 70% of 2019 levels in Malaysia and Indonesia, respectively. However, international travel is taking longer to rebound as airlines struggle to cope with demand after years of downsizing. In addition, skyrocketing prices in the international segment are also deterring travelers. Hotel occupancy rates in SEA are back to approximately 80% of pre-COVID GMV. The inflow of tourists from mainland China remains limited, and popular destinations for SEA travelers, such as Japan and Korea, were off-limits for much of 2022. NusaTrip expects significant increases in inbound travel from China, Japan and Korea to drive travel GMV going forward. As evidence of these trends, travel-related search interest reaches or exceeds pre-pandemic levels, indicating impending demand.

Source: Google, Temasek and Bain & Company (2023). e-Conomy SEA 2023.

Online travel agencies are gaining market share over traditional channels, and mobile bookings are growing rapidly as technology innovations regarding travel and lifestyle services increasingly cater to the local needs and preferences of the customers.

[12]	See UN Tourism (2022). Impact assessment of the COVID-19 outbreak on international tourism

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The Company anticipates benefiting from five key favorable market dynamics in travel:

(1) The travel market in SEA is emerging as a fascinating player in the broader APAC region, with a focus on the key markets of Indonesia, Vietnam, Malaysia and Singapore;

(2) Prior to the pandemic, the travel sector was rapidly growing in SEA, serving as a key part of the economy. According to the OECD, after plummeting by nearly 72% in 2020 and another 42% in 2021, the regional travel market in 2022 saw a 207% recovery;13

(3) The distribution dynamics of the travel market in SEA are shifting, with online travel agencies gaining share over traditional channels and mobile bookings increasing rapidly.

(4) The major travel segments in SEA are air, hotels and lodging, car rental and ground transportation, online travel agencies and rail. Air is the largest segment, accounting for more than half of the total market, followed by hotels and lodging; and

Source: Phocuswright by Northstar Travel Media LLC (2022). Southeast Asia Travel Market Report 2021-2025.

OTA Business Model in SEA

The current OTA business model in SEA typically involves acting as intermediaries between travelers and various travel service providers such as airlines and hotels. OTAs offer a one-stop platform where travelers can search, compare, and book flights, hotels, car rentals, and other travel-related services. These platforms earn revenue through commissions, service fees, and advertising partnerships. OTAs negotiate agreements with airlines, hotels, and other travel suppliers to access their inventory and offer competitive prices to customers. Additionally, some OTAs in SEA have expanded their services to include holiday packages, tours, and activities to provide a comprehensive travel experience. OTAs leverage technology, digital marketing, and customer data to attract users, enhance user experience, and drive bookings. They often invest in and partner with third party mobile apps and user-friendly interfaces, especially payment apps, to cater to the growing mobile-savvy population in the region. Furthermore, OTAs in SEA may also partner with banks, restaurants, malls, stores, car rental companies, airlines, hotels and other companies to offer exclusive promotions, loyalty programs, and additional value-added services to customers.

[13]	See Phocuswright by Northstar Travel Media LLC (2022). Southeast Asia Travel Market Report 2021-2025.
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OTAs face several challenges in the current landscape. One of the key issues is intense competition within the OTA industry, with numerous players vying for market share. For example, three major OTAs operate in Indonesia: Traveloka, Tiket.com, and NusaTrip. This competition creates downward pressure on profit margins and requires continuous innovation and differentiation to stand out. Another challenge is the growing influence of direct bookings by suppliers, such as airlines and hotels, who aim to reduce dependency on OTAs and establish direct customer relationships. This shift poses a threat to OTA revenue streams and requires OTAs to offer unique value propositions to remain relevant. Generally, it means that an OTA must navigate complex and ever-changing regulations and legal frameworks across different countries, which can affect its operations and expansion plans. The OTA industry is also susceptible to external factors such as economic downturns, political instability, and natural disasters that can disrupt travel demand and impact revenues. Meanwhile, customer expectations are constantly evolving, and OTAs must continuously enhance their technology, user experience, and personalized offerings to meet these demands. Finally, issues related to data privacy and security are of utmost importance, as OTAs handle sensitive customer information, and any breaches can erode customer trust. This means that OTAs must adapt to these challenges by leveraging technology, fostering strategic partnerships, delivering exceptional customer experiences, and staying ahead of market trends to thrive in the dynamic travel industry.

Our Business Model

To overcome the problems of a typical OTA in SEA, NusaTrip works closely with global distribution system (“GDS”) partners, conducts market research, seeks strategic alignment with local travel agencies that have market presence and expertise, adapts to local culture, integrates compatible technologies, continuously upgrades technology platform to meet the challenges of data privacy leverages branding and marketing expertise, prioritizes customer-centric approaches, fosters collaboration and synergy, and ensures compliance with regulations. By working with our GDS suppliers, we source inventory from multiple countries, consolidators and airlines to find the cheapest fares for our corporate and retail customers. Travelers in SEA are very price sensitive due to the large network of low-cost airlines and choices of hotels. Having the most competitive rates is the biggest challenge faced by all OTA’s and therefore with our business model, NusaTrip can source the best rates from every part of the world to stay competitive.

The NusaTrip revenue model is four-fold: the agency model, the merchant model, the advertising model and hotel technology software services.

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•	Agency Model. Under the agency model, leveraging our NusaTrip.com website, NusaTrip mobile application, and VLeisure.com website, NusaTrip facilitates travel bookings and acts as the agent in the transaction, passing reservations booked by the traveler to the relevant travel provider. We receive commissions or ticketing fees from the travel supplier and/or traveler. We record revenue on air transactions when the traveler books the transaction, as we do not typically provide significant post booking services to the traveler and payments due to and from air carriers are typically due at the time of ticketing. Additionally, we generally record agency revenue from the hotel when the stayed night occurs as we provide post booking services to the traveler and, thus consider the stay as when our performance obligation is satisfied.
•	Merchant Model. Under the merchant model, we facilitate the booking of hotel rooms, alternative accommodations, airline seats, car rentals and destination services from our airline, hotel and travel suppliers. As such, NusaTrip acts as the merchant of record for such bookings. For example, we provide travelers access to book hotel room reservations through our contracts with lodging partners, which provide us with rates and availability information for rooms but for which we have no control over the rooms and do not bear inventory risk. Our travelers pay us for merchant hotel transactions prior to departing on their trip, generally when they book the reservation. The majority of our merchant transactions relate to lodging bookings.
•	Advertising Model. Under the advertising model, we offer travel and non-travel advertisers access to a potential source of incremental traffic and transactions through our various media and advertising offerings across several of our transaction-based websites and apps.
•	Hotel technology platform software services. Under the hotel technology platform software services model, we sell software to our hotel clients, principally focusing on property management system, point of sales, booking engines & travel agencies portals, customer data platform, hotel room management, and revenue management.

NusaTrip focuses on the following verticals:

(1) Partnerships through GDS partners and other flight aggregators

NusaTrip works closely and connects with regional and international GDS partners and other flight aggregators so as to provide us with several benefits, such as accessing a vast network of airlines and their inventory and allowing us to offer a comprehensive selection of flights to our customers. As GDS partners cover a large number of airlines, our partnerships with GDS partners save us the effort of establishing individual partnerships with multiple airlines. In addition, via their Application Programming Interface (“API”) connection, flight aggregators also provide real-time data on flight availability, prices, and schedules, enabling us to offer up-to-date information and any promotions to customers. This enhances NusaTrip’s credibility and improves the customer booking experience. From the technological perspective, we can also benefit from technology solutions from our GDS partners that streamline the flight search and booking process, making it more efficient and user-friendly for our NusaTrip customers. By leveraging the capabilities of flight aggregators, we can enhance our flight offerings, provide accurate and timely information, and deliver a seamless booking experience to our customers.

(2) Direct partnerships with airlines

We can benefit greatly from working directly with both regional and international airlines, as it enables us to access a wider inventory of flights, including exclusive deals and discounts offered by the airlines. We connect to airlines via API, a software interface which defines how two platforms can communicate with each other using requests and responses. Our direct API connection with airlines enhances our competitiveness and provides customers with a broader range of options. It also allows us to offer seamless booking experiences by integrating real-time flight data and schedules.

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This improves the accuracy and efficiency of the NusaTrip booking process, enhancing customer satisfaction. Additionally, it can lead to better commission rates and incentives for us, by also increasing the profitability. Below is an indicative list of our airline partners:

AIRLINE	COUNTRY OF ORIGIN	CATEGORY
Garuda Indonesia		Full Service
Emirates		Full Service
SINGAPORE AIRLINES		Full Service
CATHAY PACIFIC		Full Service
Lufthansa		Full Service
AIRFRANCE		Full Service
BRITISH AIRWAYS		Full Service
DELTA		Full Service
American Airlines		Full Service
RYANAIR		Low-Cost
scoot		Low-Cost
AirAsia		Low-Cost
Jetstar		Low-Cost
jetBlue AIRWAYS		Low-Cost

(3) Direct Partnerships with hotel bed banks/suppliers

Our current partnership with hotel bed banks/suppliers offers significant access to a wide range of hotel inventory, allowing us to offer diverse accommodation options while also attracting a larger customer base and

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increasing booking opportunities. These suppliers to a certain extent also enable us to negotiate competitive rates and secure exclusive deals, ensuring competitive pricing to their customers. This also gives us a competitive edge in the market and enhances customer satisfaction.

(4) Metasearch platforms

Platforms such as Kayak and Skyscanner bring significant advantages by expanding the visibility and reach of our flight and hotel inventory. Metasearch engines attract a large number of travelers searching for the best deals across multiple websites, providing valuable exposure for us that leads to higher brand recognition and customer acquisition. We can also tap into their advanced search and comparison functionalities while travelers can easily compare prices, flight options, and hotel deals from different OTAs on a single platform, providing them with a convenient and efficient booking experience, and therefore showcasing our competitiveness.

(5) Bank and marketing partnerships

Bank and marketing partnerships play a crucial role to offer convenient payment options and secure transactions for our customers. Integrating with bank payment gateways enables seamless and secure online transactions and enhances the overall booking experience. If it involves special promotions and discounts for customers who use specific bank cards, it would also attract more bookings and foster customer loyalty. As we expand the scope with more banks and partners with renowned brands and reach a wider audience, we can tap into their existing customer base and leverage their influence and credibility to promote travel services.

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Marketing and Brand Positioning

The NusaTrip overall marketing strategy focuses on our continued ability to increase the number of airline and hotel bookings flowing through our NusaTrip and VLeisure marketing platforms:

•	driving recurring transactions from retail and corporate customers to generate ever increasing B2C and B2B revenues;
•	increasing downloads from our NusaTrip application on both Apple Store and Google Play. Since our establishment more than a decade ago, our NusaTrip mobile application has been downloaded more than 1 million times;
•	building and increasing the value of our various two brands, NusaTrip and VLeisure, by driving traffic to the NusaTrip.com and VLeisure.com websites through brand, performance and viral marketing, such as word of mouth, peer-to-peer, micro-networking and crowd sourcing. Furthermore, we engage in affiliate performance marketing programs, traditional public relations and communications activities, such as trade show attendance, to strengthen market recognition for our two brands and enable us to be less reliant on performance marketing, which reducing our customer acquisition costs;

•	increasing our brand awareness on social media channels such as Instagram, Facebook, LinkedIn, Twitter and TikTok. We employ Thoughtful Media Group Inc. (TMG), a subsidiary of SOPA, to share promotions and news about NusaTrip. We plan to continue the arrangement with TMG after this offering. As one of the leading advertising platforms in SEA, TMG executes our consumer, product, corporate, and policy communications plan and brand strategy by working with its over 10,000 social media influencers to conduct media and advertising campaigns on our behalf. Our social media marketing increases awareness among potential customers, helping them to understand the benefits of using our technology solutions to book their travel experiences, including flights, hotels, cars, cruises and tours. Below are our widely used social media communication channels;
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•	creating a loyal customer base and capturing lifetime customers through our arrangement with Society Pass and the Society Pass loyalty program, which we plan to continue, as it incentivizes customers through the earning and redeeming of loyalty points as well as promotional offers from our airline and hotel partners. Customers enrolled in the program earn Society Points and may redeem them for discounted tickets and hotel rooms with our travel partners. We believe that our loyal customer base that will not only generate additional revenues but also provide positive word-of-mouth marketing and expand our business further with GDS partners, airlines and hotels;
•	building and maintaining long-term, strategic relationships with our travel partners, in particular, GDS suppliers, flight aggregators, airlines, travel agencies, hotels, property owners, and destination service providers. With NusaTrip, our travel partners are able offload their flight and hotel inventory with a trusted OTA. NusaTrip delivers value to our travel supply partners by increasing their revenues, while simultaneously reducing their overall marketing transaction and customer service costs. Below is a representative sample of our full-service and low-cost regional and international airline partners; and
•	optimizing ongoing traveler acquisition costs. By removing the middle man in the transaction, we offer our customers cost effective travel products and experiences.

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Our reportable segments are as follows:

B2B. Our B2B segment comprises international OTAs, regional travel agents, and corporate businesses. Our strength with multiple global GDS suppliers, flight aggregators, travel agencies, airlines, and hotels, is offering the best possible combination of routes and fares. Our largest revenue stream is from the sale of air tickets and contributes up to 60% of NusaTrip’s net revenues. We possess long standing strategic partnerships with GDS partners and offline travel agents throughout SEA and APAC and have API connections with over 500 airlines together with more than 650,000 hotel properties distributed on our platform either through direct contracting or through hotel suppliers globally to capture the richest content possible catering to the highly demanding business partners.

B2C. Our B2C segment, comprising of NusaTrip website and mobile application, allows our direct clients to compare prices and offers from more than 500 airlines and 650,000 hotels worldwide. In addition, the B2C segment generates advertising revenues primarily from recognized regional and international consumer brands as well as from sending referrals to online travel companies and travel service providers from its hotel metasearch websites. With a stronghold of social media presence on Facebook, Instagram, LinkedIn, Twitter, and TikTok we can direct travelers with travel intent to our direct platform. Our platform enables travelers to experience the simplicity of search and complete a booking with ease as it is customized to the latest machine learning technology on booking conversion.

Hotel Platform. Acquired by NusaTrip in April 2023, VLeisure is the first online wholesale platform for travel products (hotel rooms, airline tickets) in Vietnam and has onboarded more than 80,000 domestic and international

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travel agents. VLeisure possesses a database of more than 650,000 hotels. Through its VLeisure Operation System (VOS), VLeisure provides technology software services for small to medium-sized hotels in SEA regarding hotel reservation management, OTAs distribution channel management, revenue management, e-commerce management, e-voucher management, and data analytics insights. VOS system includes Property Management System (PMS), Channel Management (CM), Points of Sales (POS), Revenue Management System (RMS), and Customer Data Platform (CDP). Along with technology and revenue management, our hotel platform team is responsible for maximizing revenue for small to medium size hotels in a slightly different way. Partnering with hotel owners, we can offer SaaS and/or share revenue models with the same goal — increase occupancy and foster long-term customer loyalty via SOPA Points.

Travel Suppliers and Partners

Travel suppliers, such as GDS service providers, flight aggregators, airlines, hotels, rental car agencies, cruise companies, tour operators, and insurance companies supply NusaTrip with travel content and ancillary products. GDSs provide a centralized, comprehensive repository of travel suppliers’ content, such as the availability and pricing of seats on various airline point-to-point flights. The GDSs act as intermediaries between travel suppliers and travel agencies, allowing agents to reserve and book flights, rooms, or other travel products. Our relationships with GDSs primarily relate to our air business. We use Agoda, Sabre, and Galileo as our GDS segment providers to ensure the widest possible supply of content for our travelers. NusaTrip maintains longstanding relationships with global networks and most low-cost carriers representing over 500 airlines, over 650,000 hotels, car rental companies, and several other travel inventory and ancillary travel product suppliers.

We maintain a distribution network that includes over 90 travel agents, enterprise corporate customers, and partners with direct channels to travelers as of October 31, 2023. While our distribution network is already large, we believe there is substantial room for growth in both the leisure and business travel sectors. We plan to take to continue to grow and strengthen our worldwide travel distribution network.

Meta Searches sites are an area that we are fully embarking on now to direct travel traffic onto our platform and convert them with our competitive fares for flights and the best available rates for hotels. With the knowledge and expertise of meta management, our rates are continuously optimized on different meta platforms to maximize earnings.

Core Technology

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NusaTrip’s IT architecture has been the heart of our business model, which is meticulously built over the past decade with advanced components to facilitate the seamless integration of multiple suppliers, ensuring scalability and effective support for the overall business operations. Notably, the NusaXchange API platform has been tailored to aggregate various suppliers from around the world, enabling rate-filtering functionality across the sources and distribute it throughout the various channels Additionally, the API gateway serves as an on-stop service that can be redistributed to B2B consumers, which enables wider range of market outreach. Our IT group is helmed by our Chief Technology Officer, Howie Ng, who leads the NusaTrip in-house technology team of over 30 software engineers and outsourced consultants.

In line with the business roadmap, the NusaTrip technology team focuses on establishing a solid foundation of infrastructure, architecture, and product management to ensure seamless integration of new business units and uphold the highest standards in the service industry. The first area is to enforce infrastructure and environment standards across all business units to ensure high performance, reliability, availability, and scalability. A second area is to apply architectural and API standards across all suppliers to provide uniform pricing and features scalability, while also allowing efficient and effective distribution to B2B partners from API and web portal, including the display to retail B2C website. All of these will also support the integration with SOPA services and with other business units under NusaTrip including others. A third area is to compile, build, distribute, and optimize, travel products that are competitive and consist of a wide selection of routes, airline, and/or hotel choices from each respective market, which would translate into consistent profitability and business performance toward business stakeholders.

Customer Service

We provide 24-hour-a-day, seven-day-a-week traveler sales and support by our virtual agent platform, telephone and e-mail. For purposes of operational flexibility, we use a combination of outsourced and in-house contact centers. Our contact centers are located in Jakarta, Indonesia. Our systems infrastructure and web and database servers are housed at Amazon Web Services in Indonesia. For some critical systems, we have both production and disaster-recovery facilities. Customers are extremely happy when they receive assistance on a timely basis. The key benefit of providing 24/7 customer service is to fulfill customers’ expectations no matter what time it is. This will also improve sales conversion and increase customer satisfaction. Fostering customer loyalty to our brand is our key objective to repeat business. With 24/7 customer service, we will be able to serve a worldwide customer in different time zones and this is in line with our expansion plans regionally.

Intellectual Property

Our intellectual property is an important component of our business. We rely on a combination of domain names, trademarks, copyrights, know-how, and trade secrets, as well as contractual provisions and restrictions, to protect our intellectual property. These include our proprietary technology solutions, software, customer lists, affiliate network lists, and other innovations. We also own several domain names including “nusatrip.com” and “vleisure.com”. As of December 31, 2023, we have no active patents or patent applications. As of December 31, 2023 we owned 7 registered or pending trademarks in 4 other jurisdictions.

We strive to protect and enhance the proprietary technology and inventions that are commercially important to our business, including seeking, maintaining and defending intellectual property rights in the future. Our policy is to seek to protect our proprietary position through a combination of intellectual property rights, including trademarks, copyrights, trade secret laws and internal procedures. Our commercial success will depend in part on our ability to protect our intellectual property and proprietary technologies.

We rely on trade secrets and confidential information to develop and maintain our competitive advantage. We seek to protect our trade secrets and confidential information through a variety of methods, including confidentiality agreements with employees, third parties, and others who may have access to our proprietary information. We also require key employees to sign invention assignment agreements with respect to inventions arising from their employment, and restrict unauthorized access to our proprietary technology.

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Notwithstanding our efforts to maintain, protect and enforce our intellectual property, there can be no assurance that the measures taken will be effective or that our intellectual property will provide any competitive advantage. Our intellectual property rights may be invalidated, circumvented or challenged. Furthermore, the laws of certain countries do not protect intellectual property and proprietary rights to the same extent as the laws of the United States and, as a result, we may be unable to protect our intellectual property and other proprietary rights in certain jurisdictions.

In addition, while we have confidence in the measures we take to protect and preserve our trade secrets, we cannot guarantee these measures will not be circumvented, or that all applicable parties have executed confidentiality or invention assignment agreements. In addition, such agreements can be breached, and may not have adequate remedies should any such breach occur. Accordingly, our trade secrets may otherwise become known or be independently discovered by competitors. Any of the foregoing could prevent us from competing effectively and could have an adverse effect on our business, operating results, and financial condition.

Competition

The travel industry in SEA and APAC is competitive. Travel suppliers, travel distributors and wholesalers, OTAs, travel agencies and corporate travel service providers all compete for a share of the overall travel market, and we compete for our own share across multiple market segments. In the competitive market of online travel agencies and travel tech, we encounter formidable rivals in the form of travel marketplaces, independent players operating travel platforms and websites, and even airline or hotel themselves. Notable competitors include Traveloka, Tiket, Pegipegi, and Via. However, our business model, which revolves around controlling the supply through the acquisition of strategic suppliers, places greater emphasis on selling an attractive set of prices, with various unique routes. We firmly believe that we achieve effective competitiveness in our core categories by leveraging our source of suppliers, reliable operations, and robust distribution channels.

The landscape for the B2B distribution platform exhibits lower levels of competition. Our primary rivals in the region encompass other B2B platforms vying for the opportunity to distribute airline and hotel prices within our chosen regions. As our business expands and we acquire more travel agencies while securing more airline partnerships, we attain a larger market share and establish better defenses against competing distributors, resellers, and the B2B2C (business-to-business-to-consumer) market. Furthermore, we are confident that the increasing scale of our operations and our dedicated focus on optimizing supply sources and distribution channels enable us to effectively compete for the market share to distribute highly sought-after routes and destinations.

The B2C market, on the other hand, is fiercely competitive. Our competitors range from highly marketable online travel agencies, travel websites players and multinational travel companies, particularly those hailing from Europe or North America, to travel platforms like Traveloka and Tiket that have developed their own B2C platforms in the form of websites and mobile apps and extend their services to other countries in the region. Nonetheless, we firmly believe that we maintain effective competitiveness in our core categories due to our competitive pricing and extensive routes coverage, which sets us apart in the market.

In the future, we may face increased competition through the emergence of new competitors or business models. Some of our competitors may have access to significant greater financial resources, wider name recognition and well-established client bases in their target customer segments, differentiated business models, technology and other capabilities, or a differentiated geographic coverage, which may make it more difficult for NusaTrip to attract new customers.

Our competitive strengths

Through the availability of direct pricing from airlines and hotel suppliers for our platform, NusaTrip has strategic positioning over the supply and the corresponding selling market. This strategic advantage enables our channels to display competitive prices for both B2B and B2C and achieve better positioning in the market.

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Moreover, our B2B web portal enables our reseller to also be more competitive in the retail market, resulting in a wider range of market penetration, sales generation of flights and hotels from each supplier, and contributing positively to the overall improvement in the total sales. We leverage this interconnectedness to pitch for more competitive supply from each supplier as we also help to introduce new airlines or hotels to a market in our favor.

Adopting the latest platform technology, our system can respond to searches on flights and hotels either through our API or B2C sites within 3 seconds. This enables us to give our travelers better end-to-end buying experiences and for our channels, speed is the main factor in competing for a spot to sell. By investing knowledge in meta management, the latest platform technology speed in searches is also the key factor in the ability to direct travelers’ traffic onto our platform for conversion.

Our Growth Strategy

NusaTrip’s growth strategy   focuses on the following key areas:

•	Partner with global travel suppliers and flight aggregators;
•	Acquire travel agencies in SEA and APAC; and
•	Expand B2C and B2B marketing and content.

Partner with and integrate global B2B travel suppliers and flight aggregators

We continue to expand strategic partnerships with B2B travel suppliers and flight aggregators in SEA and APAC with specific emphases in opening markets in the People’s Republic of China (China), Korea, Japan, Australia, the United States, and Europe. Inbound travel into SEA from these areas has soared since the removal of COVID-19 travel restrictions. We continue to believe that partnerships with these B2B flight aggregators will strongly drive customers to our platform and, we believe, eventually revenues going forward. And to facilitate our expansion in the hotel business, we integrate hotel suppliers more commonly referred to as bed banks, onto our marketing platform. Once we successfully integrate this aspect of partnership into our vertical, we proceed to acquire travel agencies that cover such direct partnerships and specialize in different types of hotels, such as budget and luxury properties to cater to a wider range of customers. With the continued shift of traveler patterns globally, self-driving tours have made us partner with multiple global car rental companies to fulfill this growing market segment. The ever-changing demand and need of travelers have made partnerships an important aspect of the business to continue to increase our inventory and choice of hotel and lodging, cruise and tour offerings entrance tickets, trains, buses, and other travel products.

Acquire offline travel agencies in SEA and APAC

As an acquisitions-focused travel company, mergers and acquisitions (M&A) of offline travel agencies play a pivotal role in our growth strategy. We have made accretive and synergistic acquisitions fundamentally improve our acquired businesses. Since NusaTrip itself was acquired by SOPA in August 2022, we have completed acquisitions of VLeisure and VIT, both travel companies in Vietnam.

We focus on the acquisition of IATA-licensed travel agencies throughout SEA and APAC as this will allow NusaTrip to directly gain control over that travel agency’s partnerships with airlines and hotels. This enables NusaTrip to gain the best competitive rates available in that country and in return the ability to distribute to our travelers on the NusaTrip platform. We also intend to brand our NusaTrip and VLeisure businesses in each particular market for better marketing to airlines and hotels as well as our B2C business (e.g., NusaTrip.vn in Vietnam). Ultimately, we aim to integrate more new airlines and hotels into our wider regional distribution channel. Our mission is to become the Premier Travel Hub in Southeast Asia. Although we have no contemplated or pending mergers or acquisitions, we are currently looking to acquire travel agencies operating in PRC, Hong Kong, Philippines, Thailand, Singapore, Malaysia, Korea, Japan, India, and UAE.

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Expand B2C and B2B marketing and content

The volume of website traffic and application downloads drive the number of bookings, which ultimately drives our B2C business. In other words, the higher the flow of B2C traffic, the higher the number of bookings and revenues. As such, acquiring new customers and retaining existing high-value customers play crucial roles in driving B2C revenues. We focus on creating a strong social media brand identity (Instagram, Facebook, LinkedIn, TikTok, Twitter and YouTube). Another evident synergy lies between our B2C distribution and metasearch, particularly regarding the display of prices of flights across various routes. This strategy significantly impacts customer perception of price competitiveness. We promote SEA locations as the destinations of choice for inbound travelers. Finally, NusaTrip attempts to maximize profits by implementing further higher margin, add-on, and ancillary booking features on our platform. For example, our customers may select an ancillary, such as premium seat selection, trip insurance, or fraud protection, when booking a flight, hotel, or other travel products for additional costs.

The drivers for our B2B business are our relationships with GDSs, flight aggregators, corporate clients, banks, payment integrators, travel agencies, airlines, and hotels. To differentiate NusaTrip from our competitors, we continue to expand net categories of content on our platform. For example, our extensive hotel content increased to 650,000 hotels with the acquisition of VLeisure in April 2023. NusaTrip looks to add new categories of travel content, such as mobile telecommunications offerings through our sister company, Gorilla Mobile Pte Ltd, trains, cruises, travel packages, events, and entertainment. Platform technology strength is also our differentiator when comes to going to the Online Travel space. The ability of search speed and accuracy enables us to be on top of the customer buying experiences. Furthermore, we can be on the front page of all flight meta searches or other distribution channels, and that increases our chances of conversion drastically.

Corporate Information

NusaTrip’s principal office in the U.S. is located at 701 S. Carson Street, Suite 200, Carson City, NV 89701.

The Company’s headquarters are located at 28F AIA Central, Jl. Jend. Sudirman No.Kav. 48A, RT.5/RW.4, Karet, Semanggi, Kota Jakarta Selatan, Daerah Khusus Ibukota Jakarta 12930, Indonesia.

The website for our travel tech and online travel agency website platform is www.nusatrip.com.

Our social media profiles are the following:

•	Instagram at https://www.instagram.com/nusatrip/
•	LinkedIn at https://www.linkedin.com/company/nusatrip/
•	Facebook at https://www.facebook.com/nusatrip.travel
•	Twitter at https://twitter.com/nusatrip

The information included on our website and social media sites are not part of this prospectus.

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Corporate Structure

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Properties

Our principal executive offices are located at 28F AIA Central, Jl. Jend. Sudirman No.Kav. 48A, RT.5/RW.4, Karet, Semanggi, Kota Jakarta Selatan, Daerah Khusus Ibukota Jakarta 12930, Indonesia. We currently lease approximately 8,331 square feet of office space at this location. The lease term is 36 months, from November 17, 2022 to November 16, 2025.

The Company’s Singapore office is located at Grace Global Raffles, #14-01, 137 Market Street, Grace Global Raffles, Singapore 048943. We currently lease approximately 2,820 square feet of office space at this location. The lease term is 36 months, from October 15, 2022 to October 14, 2025.

The Company’s Vietnam office is located at 366 Nguyen Trai Street, District 5, Ho Chi Minh City, Vietnam. We currently lease approximately 3,488 square feet of office space at this location. The lease term is 36 months, from February 20, 2022 to February 19, 2025.

We believe that our leased facilities are adequate to meet our needs at this time. We do not currently own any real property.

Employees

We employed approximately 100 people as of March 31 2024, all of whom are full-time employees. None of our employees are represented by a union in collective bargaining with us. We believe that our employee relations are good.

Software and Development

Our ability to compete depends in large part on our continuous commitment to research and development, our ability to rapidly introduce new features and functionality and our ability to improve proven applications for established markets in which we have competitive advantages. We intend to work closely with our customers to continuously enhance the performance, functionality, usability, reliability and flexibility of our applications.

Our software and development team are responsible for the design enhancements, development, testing and certification of the Application. In addition, we may, in the future, utilize third parties for our automated testing, managed upgrades, software development and other technology services.

Seasonality

We have seen seasonality in our revenue and business related to travel patterns. Our revenues are largely reliant on airline and hotel reservations. The first quarter of each calendar year, from January to March, is traditionally the least profitable quarter in terms of revenue generation for OTAs. The second quarter of each calendar year, from April to June, typically experience an increase in travel as compared to the first quarter of the calendar year, as travelers start to spend their budgets. The third quarter of the calendar year, from July to September, typically sees a slight increase in travel revenue. The fourth quarter of the calendar year, from October to December, is generally the most crucial quarter for travel companies. As a result of these travel patterns, we generally expect to receive higher revenues during the fourth quarter.

Data Protection and Privacy

We are subject to various laws and regulations covering the privacy and protection of users’ data. Because we handle, collect, store, receive, transmit, transfer, and otherwise process certain information, which may include personal information, regarding our users and employees in the ordinary course of business, we are subject to federal, state and foreign laws related to the privacy and protection of such data. These laws and regulations, and their application to our business, are increasingly changing and expanding. Compliance with these laws and regulations

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could affect our business, and their potential impact is uncertain. Any actual or perceived failure to comply with these laws and regulations may result in investigations, claims and proceedings, regulatory fines or penalties, damages for breach of contract, or orders that require us to change our business practices, including the way we process data.

We are subject to various laws and regulations covering the privacy and protection of users’ data, such as Indonesian Law No. 27 of 2022 concerning Personal Data Protection, Data Privacy Law in the Philippines and Vietnam’s Decree on Personal Data Protection. These laws are similar in nature and reflect the effort of these governments to take responsibility for providing security and ensuring recognition and respect for the importance of personal data protection. The laws have provisions to ensure that companies with personal data use the data fairly, lawfully and transparently. In some cases, specific consent is required for the use or disclosure of personal data. We are required to have appropriate security measures to secure individuals’ personal data. These laws make us subject to breach notification laws in the jurisdictions in which we operate, and we may be subject to litigation and regulatory enforcement actions as a result of any data breach or other unauthorized access to or acquisition or loss of personal information.

Competition

In the fast-evolving landscape of online travel agencies, there is competition from international competitors to small OTAs. To ensure our success in this highly competitive market, we have recognized the importance of adapting to new social trends and expanding our services beyond just airplane and hotel reservations.

Legal Proceedings

We are currently not involved in any litigation that we believe could have a material adverse effect on our financial condition or results of operations. There is no action, suit, proceeding, inquiry, or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the executive officers of our Company, threatened against or affecting our Company, or our Common Stock, in which we believe an adverse decision could have a material adverse effect on our financial condition or results of operations.

Impact of the COVID-19 Pandemic and other Global Events

The full impact of the COVID-19 pandemic on our business, financial condition and results of operations remains unpredictable due to the evolving nature of the COVID-19 pandemic and the extent of its impact across industries and geographies and numerous other uncertainties. For example, we cannot predict the duration and spread of the outbreak of new variants of the virus, additional actions that may be taken by governmental entities, or the impact the pandemic may have on the ability of us, our customers, our suppliers, our manufacturers, and our other business partners to conduct business. To date, COVID-19 has led to the implementation of various responses, including government-imposed quarantines, business closures, travel restrictions, and other public health safety measures. The extent to which the COVID-19 pandemic impacts our business will depend on future developments, which are highly uncertain and cannot be predicted at this time.

The spread of COVID-19 has caused us to modify our business practices, including employee travel, employee work locations in certain cases, and cancellation of physical participation in certain meetings, events and conferences and further actions may be taken as required or recommended by government authorities or as we determine are in the best interests of our employees, customers, and other business partners. We are monitoring the global outbreak of the pandemic, in SEA, especially Vietnam and are taking steps in an effort to identify and mitigate the adverse impacts on, and risks to, our business posed by its spread and the governmental and community reactions thereto. The Russian-Ukraine war and the supply chain disruption have not affected any specific segment of our business.

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MANAGEMENT

Executive Officers and Directors

The following table sets forth the names, ages, and positions of our executive officers and directors as of the date of this prospectus:

Name	Age	Position
Tjin Patrick Soetanto	52	Chief Executive Officer
Yee Siong Tan	41	Chief Financial Officer
Albert Nicolas	38	Chief Operating Officer
Anson Neo	48	Chief Marketing Officer
Howie Ng Har How	49	Chief Technology Officer
Heather Maynard	38	Director and Chairwoman of the Board and Director
Vincent Puccio	54	Independent Director
Nicole Washko *	51	Independent Director Nominee
Michael Freed *	54	Independent Director Nominee
Richard Hou *	65	Independent Director Nominee

* Each of Nicole Washko, Michael Freed and Richard Hou has accepted our appointment to be our independent director, effective upon the SEC’s declaration of effectiveness of our registration statement on Form S-1, of which this prospectus is a part.

The following is a brief biography of each of our executive officers and directors:

Tjin Patrick Soetanto was appointed as the Company’s Chief Executive Officer in June 2023. As Chief Executive Officer, he manages supply chain, network planning, operations planning, vendor contracts, and process improvement, extensive professional experience in leadership roles. He also coordinates technology, marketing, sales and finance teams to define and implement operations strategy, structure, and processes. Mr.  Soetanto focuses on performance monitoring to ensure consistency with established policies, goals and objectives. He was initially hired by SOPA as the Indonesian General Manager in August 2022   and was promoted to serve as SOPA’s Chief Operating Officer in May 2023. Mr. Soetanto currently devotes 75% of his time to the Company and 25% to SOPA. Mr. Soetanto has more than 20 years of experience in the textile and viscose fibre business connecting all Indonesian spinning mill using South Pacific Viscose (SPV) fibre. Immediately prior to his work at SOPA, Patrick was a director of SPV which is part of Lenzing Group for 7 years and became a commissioner in 2017. He also started a sustainable clothing brand to create awareness of Lenzing’s Tencel and Ecovero brand. Moreover, Patrick set up a new logistics division in 2017 which became a part of Salim group, increasing its valuation in terms of growth and expansion. Previously Patrick was also involved in Carbon Finance and Trading as he helps set up Aretae’s Indonesian subsidiary. Mr. Soetanto has a Bachelor of Arts — BA focused in International Business from Loyola Marymount University.

Yee Siong Tan was appointed as the Company’s Chief Financial Officer in May 2023. Since joining SOPA in November 2021, Mr. Tan engaged in financial operation management, merger & acquisition, financial planning & analysis, audit and regulatory compliance and legal functions for the company. Responsible for all SEC filing matters, Mr. Tan was instrumental in the negotiation and closing of the SOPA (NASDAQ: SOPA) follow on offering in early 2022. Mr. Tan currently devotes 50% of his time to the Company and 50% to SOPA. He possesses more than 15 years of audit, internal control, tax, merger & acquisition and risk mitigation experience. Previously from 2014 to 2021, Mr. Tan was financial controller at ISOTeam Ltd, a construction engineering company and Finance manager at Hoe Leong Corporation Ltd, a shipping and heavy equipment supplier. Mr. Tan obtained a Bachelor of commerce, Tunku Adbul Rahman University in Malaysia and is also a Member of the Institute of Singapore Chartered Accountants as well as the Association of Chartered Certified Accountants in the United Kingdom. Mr. Tan is based in Singapore.

Albert Nicolas holds the position of Chief Operating Officer, based in Jakarta, Indonesia, since July 2023. His career spans over two decades in the travel industry. With over 16 years of experience in conventional travel agencies, Mr. Nicolas ventured into the online travel sphere in 2019 with Nusatrip, initially joining as operations manager and advancing to the position of Chief Operating Officer. Prior to joining Nusatrip, Mr. Nicolas held crucial positions as Branch Manager and Ticket Manager for the Indonesia region at AntaVaya from 2015 to 2019. Mr. Nicolas was a senior business travel consultant at Avia Tour from 2012 to 2015. Mr. Nicolas was a supervisor at AntaVaya between 2004 and 2008, where he honed his expertise in managing corporate clients and FITs (Free Independent Travelers). Mr. Nicolas began his career as a travel consultant at PT Raptim Indonesia in 2003.

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Anson Neo is the Chief Marketing Officer, joining the Company in August 2023. Mr. Neo is a Malaysian-born travel industry expert with past experience in Airlines, GDSs, Global OTAs, and wholesaling for flights and hotels. He has worked in SEA and China over the last 5 years to understand the dynamic of sourcing and distribution in the most competitive market known to the travel industry. He worked at Qiyouji from March 2019 to September 2021 and February to August 2023, Agoda from September 2021 to July 2022, and Trip.com from July 2022 to February 2023. In Mr. Neo’s career, he has brought Galileo Malaysia a growth in market share from 11% to 24% in 3 years. APEC, for 3 years straight from 2008 to 2011. Mr. Neo also has widened the distribution for Expedia B2B Business in SEA and Greater China by more than 25% from 2016 to 2018. Mr. Neo earned a Bachelor’s in Corporate Finance and Investment from Colorado State University.

Howie Ng Har How is the Chief Technology Officer based in Singapore. He joined the Company in September 2022 and is responsible for design and implementation of architecture, including security, database, frontend, backend and middleware, API, microservices, loyalty and payment gateways. In this capacity, he manages the technology team, develop technical aspects of company’s strategy for alignment to the business goals, ensure technological resources satisfy long and short term goals, identify and implement innovative technologies that yield competitive advantage, and makes executive decisions based on the company’s technological requirements. Mr. How currently devotes 50% of his time to the Company and 50% to SOPA. Previously, for two years before joining the Company, he worked at Memberson as a Technical Project Manager on loyalty programs. Immediately prior to his employment at Memberson, he worked at Paradigm Infosys as a Project manager for two years. His prior experience includes projects related to blockchain, mobile apps, decision support systems, B2B marketplaces and ERP implementations. Howie earned a Bachelor of Science in Computer Science from the National University of Singapore. He is also accredited with industry certifications in blockchain and data science.

Heather Maynard  joined the Board of Directors of NusaTrip Incorporated in November 2023 and was appointed as Chairwoman and Director. Ms. Maynard chairs the Executive Committee. Ms. Maynard joined the Board of Directors of Thoughtful Media Group Incorporated (“TMG”) as executive chairwoman in October 2023. TMG is our sister company and is a subsidiary of Society Pass. A social media influencer and collaborating with a number of travel brands since 2015, Ms. Maynard focuses on discovering unique travel destinations throughout the world. Since September 2022, she has served as the CEO of H&D Mediterranean, a real estate investment company in France. She previously served on the University of California, Irvine (UCI) Alumni Association Board of Directors from 2017 to 2021. Ms. Maynard is passionate about and volunteers her time with endeavors related to education, art and sustainability. She advocated for the UCI Institute and Museum of California Art. Prior to that, Ms. Maynard conducted epidemiological research studies for the Los Angeles County Department of Public Health as well as UCLA Center for World Health. She holds a Master of Public Health from Claremont Graduate University’s School of Community and Global Health and earned a Bachelor of Science in Public Health from UCI. Ms. Maynard will spend two business days per week of her time devoted to our business upon the effectiveness of this IPO, in particular, managing our Board of Directors, attending Board of Directors’ and/or operations meetings, setting objectives and goals for the management team, and overseeing the Group's strategic goals. We believe Ms. Maynard is qualified to serve as a member of our Board because of her extensive social media advertising and international investment experience.

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Vincent Puccio serves on the board of directors for NusaTrip Inc since December 2023 and possesses more than 25 years’ experience in sales and retail management. For over 20 years he served as a Sales Manager, Store Manager, and General Manager of Don Vincent Store for Men, a luxury menswear retailer with multiple locations in Southern California that was recognized by Esquire magazine as among the top 100 menswear retailers in the United States. Vincent Puccio consulted with high net-worth businesspeople and celebrities to design business, casual, and formal apparel and to fulfill their fashion needs. Mr. Puccio managed key vendor accounts, sourcing, inventory, customer relations, special events, and marketing strategy. He has also worked at more than 100 retail trade shows. Mr. Puccio joined the Board of Directors of Society Pass Incorporated (“Society Pass”) as an independent director in May 2024. Since 2020 Mr. Puccio has worked with American Income Life as a Supervising Agent and Hiring Manager where he hires prospective agents, manages a sales team, and teaches sales training. Mr. Puccio earned a Bachelor of Arts in English at the University of California, Irvine (UCI) and has also completed a program in Strategic Communications Management at UCI. We believe Mr. Puccio is qualified to serve as a member of our board because of his extensive knowledge of marketing and brand management.

Nicole Washko has been our independent director nominee   since June 2024. Ms. Washko has over 25 years of leadership experience in the APAC region, spanning executive roles in real estate, relocation services, and private international schools. She has excelled in business operations, team leadership, and delivering best-in-class customer service. Nicole has served on the operational boards of CB Richard Ellis and Cartus, and has been actively involved with several non-profit organizations. Originally from Texas, Nicole holds a BA from Oklahoma City University and is currently pursuing a Master's in Education. She is multilingual, with proficiency in Mandarin.

Michael Freed has been our independent director nominee since June 2024. Mr. Freed has over 34 years of entrepreneurial management and branding experience. Mr. Freed joined the Board of Directors of Society Pass as an independent director in May 2024. Mr. Freed previously was the CEO of Bionic Records, a chain of record retail stores in Orange County, California for 20 years (1988-2008). In this capacity, he promoted and marketed music bands such as Sublime, Korn, No Doubt, Offspring, and Avenged Sevenfold to the California mass market. From 1996 to 2016, Mr. Freed created three skateboard brands: Riviera Skateboards, Divine Wheels, and Paris Trucks. He launched two retail locations for these three brands and then branched into production in 2008. From 2008 to 2016, Mr. Freed served on the board of directors for Resource Distribution, a global skateboard master distributor (2008-2016). He specialized in brand/team management, along with research and development for many skateboard products. Since 2016, he has acquired real estate investments in the states of Missouri and California. His experience ranges from property acquisitions, finance, and renovation management.

Richard Hou has been our independent director nominee since June 2024. Mr. Hou Li was qualified as a PRC lawyer in 1984 and was one of the first PRC lawyers who were qualified to practice in PRC-related securities legal area. Mr. Hou once was law consultant of China in McKenna LLP and Minter Ellison LLP in 1992. Then Mr. Hou focuses his practice in PRC-related corporate areas especially in domestic and overseas listing for more than 30 years, including advice to multi-national clients on foreign direct investment, merger & acquisition, reorganization, general corporate matters and acting for Chinese issuers and investment banks on a number of listings on the PRC, Hong Kong, Singapore and Germany Stock Exchange. Mr. Hou obtained Bachelor of Law in East China University of Political Science and Law in 1983 and obtained EMBA in Xiamen University.

Family Relationships

There are no family relationships among our directors or executive officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Director Independence

We intend to list our common stock on the Nasdaq in connection with this offering. Under the rules of Nasdaq, a director will only qualify as an “independent director” if, in the opinion of that company’s Board of Directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3 of the Exchange Act, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit

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committee, the Board of Directors, or any other Board committee, accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or otherwise be an affiliated person of the listed company or any of its subsidiaries.

Our Board of Directors has determined that Nicole Washko, Michael Freed and Richard Hou are each an “independent director” as such term is defined under the applicable rules of Nasdaq.

We have established an Executive Committee, Audit Committee, a Remuneration Committee and a Nominating and Corporate Governance Committee. Our Board of Directors has determined that Vincent Puccio is an “audit committee financial expert,” as defined under the applicable rules of the SEC, and that all members of the Audit Committee are “independent” within the meaning of the applicable Nasdaq rule and the independence standards of Rule 10A-3 of the Exchange Act. Each of the members of the Audit Committee meets the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq.

Board Leadership Structure and Role in Risk Oversight

The Chairwoman of the Board position is held by Ms. Maynard. Periodically, our Board of Directors assesses these roles and the Board of Directors leadership structure to ensure the interests of our Company and our stockholders are best served. Our Board of Directors has determined that its current leadership structure is appropriate. Ms. Maynard, as Chairwoman, has extensive knowledge of all aspects of NusaTrip, our business and risks.

While management is responsible for assessing and managing risks to NusaTrip, our Board of Directors is responsible for overseeing management’s efforts to assess and manage risk. This oversight is conducted primarily by our full Board of Directors, which has responsibility for general oversight of risks, and standing committees of our Board of Directors. Our Board of Directors satisfies this responsibility through full reports by each committee chair regarding the committee’s considerations and actions, as well as through regular reports directly from officers responsible for oversight of particular risks within our Company. Our Board of Directors believes that full and open communication between management and the Board of Directors is essential for effective risk management and oversight.

Committees of the Board of Directors

Our Board of Directors has established an Executive Committee, an Audit Committee, a Remuneration Committee, and a Nominating and Corporate Governance Committee. Our Board of Directors may establish other committees to facilitate the management of our business. The composition and functions of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our Board of Directors. Each of these committees operates under a charter that has been approved by our Board of Directors, which is available on our website.

Executive Committee. Our Executive Committee consists of Ms. Maynard and Mr. Soetanto, with Ms. Maynard serving as the Chair of the Executive Committee.

Audit Committee. Our Audit Committee consists of Vincent Puccio, Michael Freed and Richard Hou, with Vincent Puccio will be serving as the Chair of the Audit Committee. Our Board of Directors has determined that the directors that serve on our Audit Committee are independent within the meaning of the Nasdaq listing rules and Rule 10A-3 under the Exchange Act. In addition, our Board of Directors has determined that Vincent Puccio qualifies as an “audit committee financial expert” within the meaning of SEC regulations and the NYSE American rules.

The Audit Committee oversees and monitors our financial reporting process and internal control system, reviews and evaluates the audit performed by our registered independent public accountants and reports to the Board of Directors any substantive issues found during the audit. The Audit Committee is directly responsible for the appointment, compensation and oversight of the work of our registered independent public accountants. The Audit Committee reviews and approves all transactions with affiliated parties.

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Remuneration Committee. Our Compensation Committee consists of Nicole Washko, Michael Freed and Vincent Puccio, with Michael Freed will be serving as the Chairwoman of the Remuneration Committee. Our Board of Directors has determined that the directors that serve on our Remuneration Committee are independent under the listing standards, are “non-employee directors” as defined in rule 16b-3 promulgated under the Exchange Act and are “outside directors” as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended.

The Remuneration Committee provides advice and makes recommendations to the Board of Directors in the areas of employee salaries, benefit programs and director compensation. The Remuneration Committee also reviews and approves corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other officers and makes recommendations in that regard to the Board of Directors as a whole.

Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee consists of Nicole Washko, Michael Freed and Richard Hou, with Richard Hou will be serving as the Chairwoman of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee nominates individuals to be elected to the Board of Directors by our stockholders. The Nominating and Corporate Governance Committee considers recommendations from stockholders if submitted in a timely manner in accordance with the procedures set forth in our bylaws (the “Bylaws”) and will apply the same criteria to all persons being considered. All members of the Nominating and Corporate Governance Committee are independent directors as defined under the Nasdaq rules.

Board Composition

Our Board currently consists of five members. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal.

We have no formal policy regarding Board diversity. Our priority in selection of Board members is identification of members who will further the interests of our stockholders through his or her established record of professional accomplishment, the ability to contribute positively to the collaborative culture among Board members, knowledge of our business and understanding of the competitive landscape.

Code of Business Conduct and Ethics, Insider Trading Policy and Executive Compensation Recovery Policy

Prior to the effectiveness of the registration statement of which this prospectus is a part, we intend to adopt (i) a code of business conduct and ethics; (ii) Insider Trading Policy that applies to our Directors, officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions; and (iii) Executive Compensation Recovery Policy that applies to our officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions, (collectively the “Policies”). We intend to disclose any amendments to the Policies, and any waivers of the Policies for our Directors, executive officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of Nasdaq.

EXECUTIVE COMPENSATION

Executive and Director Compensation

All decisions regarding compensation for our executive officers and executive compensation programs are reviewed, discussed and approved by the Compensation Committee. Prior to the establishment of the Compensation Committee in December 2021, decisions regarding executive compensation were made by the full Board. All compensation decisions are determined following a detailed review and assessment of the executive’s leadership and operational performance and contributions to our success; any significant changes in role or responsibility; our financial resources, results of operations and financial projections; the nature, scope and level of the executive’s responsibilities; and internal equity of pay relationships.

The Remuneration Committee will determine each element of compensation for our CEO. When making determinations about each element of compensation for our other executive officers, the Remuneration Committee also considers recommendations from our CEO. Additionally, at the Remuneration Committee’s request, our executive officers may assess the design of, and make recommendations related to, our compensation and benefit programs, including recommendations related to the performance measures used in our incentive programs. The Remuneration Committee is under no obligation to implement these recommendations.

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The following table summarizes information concerning the compensation awarded to, earned by and paid to the named executive officers and directors for services rendered to us for the year ended December 31, 2023:

Name	Salary/ Bonus	Equity Awards	All other compensation(1)	Total
Tjin Patrick Soetanto, Chief Executive Officer	$94,000	$86,000	$—	$180,000

Yee Siong Tan, Chief Financial Officer	$119,533	$22,500	$—	$142,033

Albert Nicolas, Chief Operating Officer	$22,533.33	$—	$3,763.34	$26,296.67

Anson Neo, Chief Marketing Officer	$31,500	$—	$13,009.36	$44,509.36

Howie Ng Har How, Chief Technology Officer	$—	$—	$—	$—

Heather Maynard, Chairwoman and Director	$—	$—	$—	$—

(1)	Other compensation comprise of transport allowance.

All the above compensation were borne and paid by related company under Society Pass Incorporated.

As of the fiscal year ended December 31, 2023, we had no plans in place and had never maintained any plans that provided for the payment of retirement benefits or benefits that will be paid primarily following retirement including, but not limited to, tax qualified deferred benefit plans, supplemental executive retirement plans, tax-qualified deferred contribution plans and nonqualified deferred contribution plans.

We recently engaged an outside compensation consultant to provide advice on compensation matters.

Employment Agreements

Under our employment agreement with our Chief Executive Officer, Tjin Patrick Soetanto, to become effective as of the effective date of the registration statement of which this prospectus forms a part, we agreed that, for a three-year term, unless terminated earlier in accordance with its terms, we will pay Mr. Soetanto an annual salary. Additionally, Mr. Soetanto will be entitled to certain annual cash bonus subject to the discretion of the board and/or compensation committee. Mr. Soetanto will be provided with standard executive benefits. The Company will also provide standard indemnification and directors’ and officers’ insurance. The Company may terminate Mr. Soetanto’s employment by giving at least 30 days written notice. All other compensation shall cease as of the date of termination and the Company shall pay all previously earned, accrued and unpaid compensation. Mr. Soetanto is also subject to standard confidentiality and non-competition provisions.

Under our employment agreement with our Chief Financial Officer, Yee Siong Tan, to become effective as of the effective date of the registration statement of which this prospectus forms a part, we agreed that, for a three-year term, unless terminated earlier in accordance with its terms, we will pay Mr. Tan an annual salary. Additionally, Mr. Tan will be entitled to certain annual cash bonus subject to the discretion of the board and/or compensation committee. Mr. Tan will be provided with standard executive benefits. The Company will also provide standard indemnification and directors’ and officers’ insurance. The Company may terminate Mr. Tan’s employment by giving at least 30 days written notice. All other compensation shall cease as of the date of termination and the Company shall pay all previously earned, accrued and unpaid compensation. Mr. Tan is also subject to standard confidentiality and non-competition provisions.

Under our employment agreement with our Chief Operating Officer, Albert Nicolas, to become effective as of the effective date of the registration statement of which this prospectus forms a part, we agreed that, for a three-year term, unless terminated earlier in accordance with its terms, we will pay Mr. Nicolas an annual salary. Additionally, Mr. Nicolas will be entitled to certain annual cash bonus subject to the discretion of the board and/or compensation committee. Mr. Nicolas will be provided with standard executive benefits. The Company will also provide standard indemnification and directors’ and officers’ insurance. The Company may terminate Mr. Nicolas’ employment by giving at least 30 days written notice. All other compensation shall cease as of the date of termination and the Company shall pay all previously earned, accrued and unpaid compensation. Mr. Nicolas is also subject to standard confidentiality and non-competition provisions.

Under our employment agreement with our Chief Marketing Officer, Anson Neo, to become effective as of the effective date of the registration statement of which this prospectus forms a part, we agreed that, for a three-year term, unless terminated earlier in accordance with its terms, we will pay Mr. Neo an annual salary. Additionally, Mr. Neo will be entitled to certain annual cash bonus subject to the discretion of the board and/or compensation committee. Mr. Neo will be provided with standard executive benefits. The Company will also provide standard indemnification and directors’ and officers’ insurance. The Company may terminate Mr. Neo’s employment by giving at least 30 days written notice. All other compensation shall cease as of the date of termination and the Company shall pay all previously earned, accrued and unpaid compensation. Mr. Neo is also subject to standard confidentiality and non-competition provisions.

Under our employment agreement with our Chief Technology Officer, Howie Ng Har How, to become effective as of the effective date of the registration statement of which this prospectus forms a part, we agreed that, for a three-year term, unless terminated earlier in accordance with its terms, we will pay Mr. How an annual salary. Additionally, Mr. How will be entitled to certain annual cash bonus subject to the discretion of the board and/or compensation committee. Mr. How will be provided with standard executive benefits. The Company will also provide standard indemnification and directors’ and officers’ insurance. The Company may terminate Mr. How’s employment by giving at least 30 days written notice. All other compensation shall cease as of the date of termination and the Company shall pay all previously earned, accrued and unpaid compensation. Mr. How is also subject to standard confidentiality and non-competition provisions.,

Outstanding Equity Awards at Fiscal Year-End

As at December 31, 2023, there were no outstanding equity awards.

Securities Authorized for Issuance Under Equity Compensation Plans

Up to 1,200,000 shares of common stock to Company employees, officers, directors, consultants, and advisors are available under the Society Pass Incorporated 2023 Equity Incentive Plan.

Executive Compensation Recovery Policy

Prior to the effectiveness of the registration statement of which this prospectus is a part, we intend to adopt an Executive Compensation Recovery Policy that applies to our officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions. Under the Executive Compensation Recovery Policy, if we are required to prepare an accounting restatement due to material noncompliance with the financial reporting requirements under any United States securities laws, we will be entitled to recover (and will seek to recover), from our executive officers, any excess incentive-based compensation received by our executive officers during the three-year period prior to the date on which we are required to prepare the restatement. This policy applies to both equity-based and cash compensation awards. The “excess compensation” is the difference between the actual amount that was paid and the amount that would have been paid if the financial statements were prepared properly in the first instance. We intend to disclose any amendments to the policy, and any waivers of the policy for our Directors, executive officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of Nasdaq.

PRINCIPAL STOCKHOLDERS

As of the date of this prospectus, there were 14,000,000 shares of Common Stock outstanding.

The following table sets forth, as of the date of this prospectus, ownership of our voting securities that are beneficially owned by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of any class of our voting securities;
•	each of our Named Executive Officers;
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•	each of our directors; and
•	all of our executive officers and directors as a group.

Information relating to beneficial ownership of the voting securities by our principal stockholders and management is based upon each person’s information using “beneficial ownership” concepts under the SEC rules. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security. For purposes of computing the number and percentage of shares beneficially owned by a security holder, any shares which such person has the right to acquire within 60 days of the date of this prospectus, are deemed to be outstanding, but those shares are not deemed to be outstanding for the purpose of computing the percentage ownership of any other security holder.

Under the SEC rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest. Except as noted below, ownership consists of sole ownership, voting and investment rights, and the address for each stockholder listed is 28F AIA Central, Jl. Jend. Sudirman No.Kav. 48A, RT.5/RW.4, Karet, Semanggi, Kota Jakarta Selatan, Daerah Khusus Ibukota Jakarta 12930, Indonesia.

	Common Stock Beneficially Owned Prior to IPO		Common Stock Beneficially Owned After IPO
Name and Address of Beneficial Holder	Number of Shares Owned	Percent of Class	Number of Shares Owned	Percent of Class
5% Stockholders
Society Pass Incorporated	14,000,000	100%	14,000,000	78.8%

Named Executive Officers and Directors
Heather Maynard	–	–	–	–
Tjin Patrick Soetanto	–	–		–
Yee Siong Tan	–	–	–	–
Vincent Puccio	–	–	–	–
Nicole Washko	–	–	–	–
Michael Feed	–	–	–	–
Richard Hou	–	–	–	–
Executive Officers and Directors as a Group	–	–	–	–

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

Related Party Transactions

SEC rules require us to disclose any transaction since the beginning of our last fiscal year and for the two fiscal years preceding our last fiscal year, or any currently proposed transaction, in which we are a participant and in which any related person has or will have a direct or indirect material interest involving the lesser of $120,000 or one percent (1%) of the average of our total assets as of the end of last two completed fiscal years. We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions..

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Advances From/ To Related Parties

As of March 31, 2024, December 31, 2023 and 2022, the amounts due from (to) related parties consisted of the following as of the years indicated:

	As of March 31,	Year ended December 31,
Name of Companies	2024	2023	2022
Amount due from related parties
SoPa Technology Pte Ltd	$14,854	665,575	343
Thoughtful (Thailand) Co Ltd	2,763	1,906	—
Thoughtful Media Group Co Ltd	16,100	163	—
SoPa Technology Co Ltd	—	324	—
Total	$33,717	$667,968	$343

Amount due to related parties
Society Pass Incorporated	$(924,335)	$(927,266)	$(172)
SoPa Technology Pte Ltd	(812,530)	(1,637,147)	(793,500)
Thoughtful Media Group Co Ltd	(34,857)	(88,150)	—
PT Thoughtful Media Indonesia	(239,400)	(260,000)	—
SoPa Technology Co Ltd	(82,555)	(84,092)	—
Le Huynh Ngoc Phan	(6,504)	(6,504)	—
Ngo Thi Cham	(12,300)	(12,300)	—
	$(2,112,481)	$(3,015,459)	$(793,672)

The amounts due from (to) related parties as discussed above are non-trade, unsecured and interest-free and have no fixed terms of repayment. These related parties are controlled by Society Pass Inc.

DESCRIPTION OF CAPITAL STOCK

The following description of our securities is only a summary and is qualified in its entirety by reference to the actual terms and provisions of the capital stock contained in our certificate of incorporation and our bylaws.

General

The Company is authorized to issue two classes of stock. The total number of shares of stock which the Company is authorized to issue is 210,000,000 shares of capital stock, consisting of 200,000,000 shares of Common Stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value per share, of which 75,000 shares are designated.

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Common Stock

The holders of our Common Stock are entitled to the following rights:

Voting Rights. Each share of our Common Stock entitles its holder to one vote per share on all matters to be voted or consented upon by the stockholders. Holders of our Common Stock are not entitled to cumulative voting rights with respect to the election of directors.

Dividend Rights. Subject to limitations under Nevada law and preferences that may apply to any shares of preferred stock that we may decide to issue in the future, holders of our Common Stock are entitled to receive ratably such dividends or other distributions, if any, as may be declared by our Board out of funds legally available therefor.

Liquidation Rights. In the event of the liquidation, dissolution or winding up of our business, the holders of our Common Stock are entitled to share ratably in the assets available for distribution after the payment of all of our debts and other liabilities, subject to the prior rights of the holders of our preferred stock.

Other Matters. The holders of our Common Stock have no subscription, redemption or conversion privileges. Our Common Stock does not entitle its holders to preemptive rights. All of the outstanding shares of our Common Stock are fully paid and non-assessable. The rights, preferences and privileges of the holders of our Common Stock are subject to the rights of the holders of shares of any series of preferred stock which we may issue in the future.

Preferred Stock

On May 22, 2023, we designated 50,000 shares of our preferred stock as Super Voting Preferred Stock. On June 21, 2024,we designated an additional 25,000 shares of our preferred stock as Super Voting Preferred Stock.

On September 3, 2024, we have issued 75,000 shares of the Company’s Super Voting Preferred Stock to Heather Maynard . On October 14, 2024, we have cancelled the Company’s Super Voting Preferred Stock to Heather Maynard and the 75,000 Super Voting Preferred Stocks are held in the treasury.

The following is a summary of the material terms of our Super Voting Preferred Stock.

Voting Rights. Each share of our Super Voting Preferred Stock entitles its holder to 1,000 votes per share and votes with our Common Stock as a single class on all matters to be voted or consented upon by the stockholders.

No Dividend Rights. The holders of our Super Voting Preferred Stock are not entitled to any dividend rights.

No Liquidation Rights. The holders of the Super Voting Preferred Stock are not entitled to any liquidation preference.

No Conversion Rights. The shares of our Super Voting Preferred Stock are not convertible into shares of our Common Stock.

No Redemption Rights. The Super Voting Preferred Stock is not subject to any redemption rights.

Additional Preferred Stock

Our Board has the authority to issue additional preferred stock in one or more classes or series and to fix the designations, powers, preferences, and rights, and the qualifications, limitations or restrictions thereof including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any class or series, without further vote or action by the stockholders.

While we do not currently have any plans for the issuance of any additional preferred stock, the issuance of additional preferred stock could adversely affect the rights of the holders of Common Stock and, therefore, reduce the

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value of the Common Stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of the Common Stock until the Board of Directors determines the specific rights of the holders of the preferred stock; however, these effects may include:

•	Restricting dividends on the Common Stock;
•	Diluting the voting power of the Common Stock;
•	Impairing the liquidation rights of the Common Stock; or
•	Delaying or preventing a change in control of the Company without further action by the stockholders.

Equity Incentive Plan

As at December 31, 2023, there is no equity incentive plan awards to Company employees, officers, directors, consultants, and advisors.

Anti-Takeover Provisions

Acquisitions of Controlling Interest. Nevada Revised Statutes sections 78.378 to 78.3793 provide state regulation over the acquisition of a controlling interest in certain Nevada corporations unless the articles of incorporation or bylaws of the corporation provide that the provisions of these sections do not apply. Our Articles of Incorporation and Bylaws state that these provisions do not apply. The statute creates a number of restrictions on the ability of a person or entity to acquire control of a Nevada company by setting down certain rules of conduct and voting restrictions in any acquisition attempt, among other things. The statute is limited to corporations that are organized in the state of Nevada and that have 200 or more stockholders of record, at least 100 of whom have addresses in the State of Nevada appearing on the stock ledger of the corporation, and does business in the State of Nevada directly or through an affiliated corporation.

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Interested Stockholder Transactions. Nevada Revised Statutes sections 78.411 through 78.444 provide that a Nevada corporation with 200 or more stockholders of record generally may not engage in certain business combinations and transactions with an “interested stockholder” (in general, the beneficial owner of 10% or more of the corporation’s voting power) or the interested stockholder’s affiliates or associates during the two-year period after the stockholder first became an interested stockholder unless the combination meets all of the requirements of the corporation’s articles of incorporation and either:

•	The business combination or transaction by which the person first became an interested stockholder is approved by the board of directors before the stockholder first became an interested stockholder; or
•	During the two-year period, the transaction is approved by the board of directors and by at least 60% of the disinterested stockholders at an annual or special meeting.

After that initial two-year period, corporations subject to these statutes may not engage in specified business combinations and transactions unless the combination meets all of the requirements of the articles of incorporation and either:

•	The business combination or transaction by which the person first became an interested stockholder is approved by the board of directors before the stockholder first became an interested stockholder;
•	The business combination is approved by a majority of the outstanding voting power of the resident domestic corporation not beneficially owned by the interested stockholder or any of the interested stockholder’s affiliates or associates; or
•	The combination meets specified statutory requirements.

A corporation may opt out of these provisions by expressly opting out in its original articles of incorporation or in an amendment of the articles approved by the majority vote of disinterested stockholders. Our Articles of Incorporation specifically opt out of these provisions.

Articles of Incorporation and Bylaws. In addition, some provisions of our Articles of Incorporation and Bylaws may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Cumulative Voting. Our Articles of Incorporation do not permit stockholders the right to cumulative voting in the election of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our Bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice in writing. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the first anniversary of the preceding year’s annual meeting. However, in the event that no annual meeting was held in the previous year or if the date of the annual meeting is advanced by more than twenty-five (25) days prior to or delayed by more than twenty-five (25) days after the one-year anniversary of the date of the previous year’s annual meeting, then, for notice by the stockholder to be timely, it must be so received by the Secretary not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of (A) the ninetieth (90th) day prior to such annual meeting, or (B) the tenth (10th) day following the day on which public announcement of the date of such annual meeting is first made. Our Bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from nominating directors at an annual meeting of stockholders.

Authorized but Unissued Shares. Our authorized but unissued shares of Common Stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of

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corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of Common Stock and preferred stock could render it more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

Amendments to Bylaws. Our Articles of Incorporation provide that the Board of Directors has the exclusive right to amend our Bylaws.

Limitation of Liability and Indemnification

The Nevada Revised Statutes provide that a corporation may indemnify its officers and directors against expenses actually and reasonably incurred in the event an officer or director is made a party or threatened to be made a party to an action (other than an action brought by or in the right of the corporation as discussed below) by reason of his or her official position with the corporation provided the director or officer (1) is not liable for the breach of any fiduciary duties as a director or officer involving intentional misconduct, fraud or a knowing violation of the law or (2) acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal actions, had no reasonable cause to believe his or her conduct was unlawful. A corporation may indemnify its officers and directors against expenses, including amounts paid in settlement, actually and reasonably incurred in the event an officer or director is made a party or threatened to be made a party to an action by or in the right of the corporation by reason of his or her official position with the corporation, provided the director or officer (1) is not liable for the breach of any fiduciary duties as a director or officer involving intentional misconduct, fraud or a knowing violation of the laws or (2) acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation. The Nevada Revised Statutes further provide that a corporation generally may not indemnify an officer or director if it is determined by a court that such officer or director is liable to the corporation or responsible for any amounts paid to the corporation in settlement, unless and only to the extent that court also determines that the officer or director is fairly and reasonably entitled to indemnification in light of all of the relevant facts and circumstances. The Nevada Revised Statutes require a corporation to indemnify an officer or director to the extent he or she is successful on the merits or otherwise successfully defends an action against the officer or director by reason of the fact that the person is or was an officer or director.

Our Articles of Incorporation and Bylaws provide liability of our directors and officers shall be eliminated or limited to the fullest extent not prohibited by Chapter 78 of the Nevada Revised Statutes, and that the Company also may indemnify its employees and agents as permitted by Chapter 78 of the Nevada Revised Statutes. Our Bylaws expressly authorize the Company to enter into individual indemnification agreements with any or all of its directors, officers, employees or agents, and to obtain insurance on behalf of any of the foregoing persons. The Company intends to maintain director and officer liability insurance, if available on reasonable terms. We have not entered into indemnification agreements with our directors, officers, employees or agents.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no trading activity in our Common stock. Future sales of substantial amounts of Common Stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our Common Stock.

All shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act,

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whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

Restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, described below. Restricted securities may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S.

Lock-Up

For further details on the lock-up agreements, see the section entitled “Underwriting — Lock-Up Agreements.”

Rule 144

Some of our stockholders will be forced to hold their shares of our Common Stock for at least a six-month period before they are eligible to sell those shares, and even after that six-month period, sales may not be made under Rule 144 promulgated under the Securities Act unless we and such stockholders are in compliance with other requirements of Rule 144.

In general, Rule 144 provides that (i) any of our non-affiliates that has held restricted Common Stock for at least six months is thereafter entitled to sell its restricted stock freely and without restriction, provided that we remain compliant and current with our SEC reporting obligations, and (ii) any of our affiliates, which includes our directors, executive officers and other person in control of us, that has held restricted Common Stock for at least six months is thereafter entitled to sell its restricted stock subject to the following restrictions: (a) we are compliant and current with our SEC reporting obligations, (b) certain manner of sale provisions are satisfied, (c) a Form 144 is filed with the SEC, and (d) certain volume limitations are satisfied, which limit the sale of shares within any three-month period to a number of shares that does not exceed the greater of 1% of the total number of outstanding shares. A person who has ceased to be an affiliate at least three months immediately preceding the sale and who has owned such shares of Common Stock for at least one year is entitled to sell the shares under Rule 144 without regard to any of the limitations described above.

Rule 701

In general, Securities Act Rule 701 allows a stockholder who purchased shares of capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of ours during the immediately preceding 90 days to sell those shares in reliance upon Securities Act Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares, however, are required to wait until ninety (90) days after the date of this prospectus before selling shares pursuant to Rule 701.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our Common Stock acquired in this offering by a “non-U.S. holder” (as defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the United States Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations

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promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought, and do not intend to seek, any ruling from the Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any state or local or non-U.S. jurisdiction or under U.S. federal gift and estate tax rules, or rising out of other non-income tax rules, except to the limited extent set forth below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, regulated investment companies, real estate investment trusts or other financial institutions;
•	persons subject to the alternative minimum tax or the tax on net investment income;
•	persons subject to special tax accounting rules as a result of any item of gross income with respect to our Common Stock being taken into account in an applicable financial statement;
•	tax-exempt organizations or governmental organizations;
•	pension plans and tax-qualified retirement plans;
•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;
•	partnerships or other entities or arrangements treated as partnership for U.S. federal income tax purposes (and investors therein);
•	brokers or dealers in securities or currencies;
•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;
•	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);
•	certain former citizens or long-term residents of the United States;
•	persons who hold our Common Stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction or integrated investment;
•	persons who hold or receive our Common Stock pursuant to the exercise of any option or otherwise as compensation;
•	persons who do not hold our Common Stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment); and
•	persons deemed to sell our Common Stock under the constructive sale provisions of the Code.

In addition, if a partnership, entity or arrangement classified as a partnership or flow-through entity for U.S. federal income tax purposes holds our Common Stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership or other entity. A partner in a partnership or other such entity that will hold our Common Stock should consult his, her or its own tax advisor regarding the tax consequences of the ownership and disposition of our Common Stock through a partnership or other such entity, as applicable.

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YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our Common Stock that, for U.S. federal income tax purposes, is neither a “U.S. person” nor an entity (or arrangement) treated as a partnership. A “U.S. person” is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;
•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof, or otherwise treated as such for U.S. federal income tax purposes;
•	an estate whose income is subject to U.S. federal income tax regardless of its source; or
•	a trust (x) whose administration is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) that has made a valid election under applicable Treasury Regulations to be treated as a U.S. person.

Distributions

As described in the section titled “Dividend Policy,” we have never declared or paid cash dividends on our Common Stock, and we do not anticipate paying any dividends on our Common Stock following the completion of this offering. However, if we do make distributions of cash or property on our Common Stock to non-U.S. holders, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, the excess will first constitute a return of capital and will reduce each non-U.S. holder’s adjusted tax basis in our Common Stock, but not below zero. Any additional excess will then be treated as capital gain from the sale of stock, as discussed under “Gain on Disposition of Common Stock.”

Subject to the discussions below on effectively connected income, backup withholding and the Foreign Account Tax Compliance Act, or FATCA, any dividend paid to a non-U.S. holder generally will be subject to U.S. federal withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty between the United States and such non-U.S. holder’s country of residence. In order to receive a reduced treaty rate, such non-U.S. holder must provide the applicable withholding agent with an IRS Form W-8BEN or W-8BEN-E or other appropriate version of IRS Form W-8 certifying qualification for the reduced treaty rate. A non-U.S. holder of shares of our Common Stock eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If such non-U.S. holder holds our Common Stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to such agent, which then will be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. Each non-U.S. holder should consult its own tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Dividends received by a non-U.S. holder that are treated as effectively connected with such non-U.S. holder’s conduct of a trade or business within the United States (and, if an applicable income tax treaty so provides, such non-U.S. holder maintains a permanent establishment or fixed base in the United States to which such dividends are attributable) are generally exempt from the 30% U.S. federal withholding tax, subject to the discussion below on

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backup withholding and FATCA withholding. To claim this exemption, a non-U.S. holder must provide the applicable withholding agent with a properly executed IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to U.S. federal withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits, subject to an applicable income tax treaty providing otherwise. In addition, if a non-U.S. holder is a corporation, dividends such non-U.S. holder receives that are effectively connected with its conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty between the United States and such non-U.S. holder’s country of residence. Each non-U.S. holder should consult its own tax advisor regarding the tax consequences of the ownership and disposition of our Common Stock, including any applicable tax treaties that may provide for different rules.

Gain on Disposition of Common Stock

Subject to the discussion below regarding backup withholding and FATCA withholding, a non-U.S. holder generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our Common Stock unless:

•	the gain is effectively connected with such non-U.S. holder’s conduct of a U.S. trade or business (and, if an applicable income tax treaty so provides, such non-U.S. holder maintains a permanent establishment or fixed base in the United States to which such gain is attributable);
•	such non-U.S. holder is an individual who is present in the United States for an aggregate 183 days or more during the taxable year in which the sale or disposition occurs and certain other conditions are met; or
•	our Common Stock constitutes a United States real property interest, or USRPI, by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes.

We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our U.S. and worldwide real property interests plus our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our Common Stock is regularly traded on an established securities market, your Common Stock will be treated as U.S. real property interests only if you actually (directly or indirectly) or constructively hold more than 5% of such regularly traded Common Stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our Common Stock.

A non-U.S. holder described in the first bullet above will be required to pay U.S. federal income tax on the gain derived from the sale (net of certain deductions and credits) under regular graduated U.S. federal income tax rates. In addition, a non-U.S. holder that is a corporation may be subject to the branch profits tax at a 30% rate on a portion of its effectively connected earnings and profits for the taxable year that are attributable to such gain, as adjusted for certain items. A lower rate may be specified by an applicable income tax treaty.

A non-U.S. holder described in the second bullet above will be subject to tax at 30% (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by U.S. source capital losses of such non-U.S. holder for the taxable year, provided such non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

Each non-U.S. holder should consult its own tax advisor regarding any applicable income tax or other treaties that may provide for different rules.

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Information Reporting and Backup Withholding

Generally, we or an applicable withholding agent must report annually to the IRS the amount of dividends paid to a non-U.S. holder, such non-U.S. holder’s name and address, and the amount of tax withheld, if any. A similar report is sent to such non-U.S. holder. Pursuant to any applicable income tax treaty or other agreement, the IRS may make such report available to the tax authority in such non-U.S. holder’s country of residence.

Dividends paid by us (or our paying agent) to a non-U.S. holder may also be subject to backup withholding at a current rate of 24%. Such information reporting and backup withholding requirements may be avoided, however, if such non-U.S. holder establishes an exemption by providing a properly executed, and applicable, IRS Form W-8, or otherwise establishes an exemption. Generally, such information reporting and backup withholding requirements will not apply to a non-U.S. holder where the transaction is effected outside the United States, through a non-U.S. office of a non-U.S. broker. Notwithstanding the foregoing, backup withholding and information reporting may apply, however, if the applicable withholding agent has actual knowledge, or reason to know, that such non-U.S. holder is a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance Act (FATCA)

Sections 1471 through 1474 of the Code and the Treasury regulations and administrative guidance issued thereunder (commonly referred to as FATCA) generally impose a 30% U.S. federal withholding tax on dividends on, and gross proceeds from the sale or other disposition of our Common Stock, if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), if such entity fails to comply with certain disclosure and reporting rules that, in general, require that (i) in the case of a foreign financial institution, the entity identify and provide information in respect of financial accounts with such entity held (directly or indirectly) by United States persons and United States-owned foreign entities, and (ii) in the case of a non-financial foreign entity, the entity identify and provide information in respect of substantial United States owners of such entity. The IRS has issued proposed regulations that, when finalized, will provide for the repeal of the 30% withholding tax that existing regulations released in January 2013 and subsequent guidance by the IRS would have applied to all payments of gross proceeds from the sale, exchange or other disposition of any stock occurring after December 31, 2018. In the preamble to the proposed regulations, the IRS provided that taxpayers may rely upon this repeal until the issuance of final regulations. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States with respect to these rules may be subject to different rules.

If withholding is required under FATCA on a payment related to our Common Stock, investors that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction (provided that such benefit is available). Prospective investors should consult their tax advisors regarding the effect of FATCA in their particular circumstances.

Non-U.S. Holders are encouraged to consult with their tax advisors regarding the possible implications of FATCA on their investment in our Common Stock.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

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UNDERWRITING

In connection with this offering, we will enter into an underwriting agreement with Cathay Securities, Inc., as the Representative (“Cathay” or the “Representative”) of the underwriters named below. Each of the underwriter will purchase a specific number of shares of Common Stock. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specified number of shares of Common Stock, but is not responsible for the commitment of any other underwriter to purchase Common Stock. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of Common Stock set forth opposite its name below:

Underwriter	Number of Shares
Cathay Securities, Inc.
Total	2,700,000

The underwriters have agreed to purchase all of the Shares offered by this prospectus (other than those covered by the over-allotment option described below), if any are purchased.

The Shares are expected to be ready for delivery on or about, 2023 against payment in immediately available funds.

Over-Allotment Option

We have granted the underwriters an option, exercisable for 45 days from the date of the closing of the offering, to purchase up to an additional shares of Common Stock. The purchase price to be paid by the underwriters per additional share of Common Stock will be $[ ], less underwriting discounts and commissions. The underwriters may exercise the option solely to cover over-allotments, if any, made in connection with this offering. If any additional Common Stocks are purchased pursuant to the over-allotment option, the underwriters will offer these Common Stocks on the same terms as those on which the other securities are being offered hereby.

Discount, Commissions and Expenses

The underwriters are offering the Shares subject to various conditions and may reject all or part of any order. The Representative has advised us that the underwriters propose to offer the Shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at a price less a concession not in excess of $[ ] per Share to brokers and dealers. After the Shares are released for sale to the public, the Representative may change the offering price, the concession, and other selling terms at various times.

The following table provides information regarding the amount of the discounts and commissions to be paid to the underwriters by us before expenses. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to additional securities from us:

	Per Share	Total Without Exercise of Over-Allotment Option	Total With Full Exercise of Over-Allotment Option
Public offering price	$	$	$
Underwriting discounts and commissions payable by us(1)	$	$	$
Proceeds to us, before other expenses(2)	$	$	$
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(1) We have agreed to pay the Representative an underwriting discount equal to seven percent (7%) of the gross proceeds of the offering.

(2) We have also agreed to pay the Representative reasonable out-of-pocket expenses including but not limited to, (i) fees of legal counsel reasonably incurred by the underwriters in connection with the offering; (ii) all third party due diligence include the cost of any background checks; (iii) IPREO book-building and prospectus tracking software; (iv) reasonable roadshow expenses and necessary travel expenses; (v) preparation of bound volumes and Lucite cube mementos in such quantities as the underwriters including underwriter’s US and local counsel shall reasonably request, and (vi) background check consultant. [We have paid an advance of US$30,000 to the Representative for its anticipated out-of-pocket expenses; any advance will be returned to us to the extent the Representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).] The total accountable expenses shall not exceed $80,000. We estimate the total expenses payable by us for this offering will be approximately $[ ], which amount excludes underwriting discounts and commissions and the expense reimbursement described above.

Underwriter Warrants

Upon completion of this offering, we have agreed to issue to Cathay or its designees warrants to purchase up to a total of seven percent (7%) of the shares of Common Stock sold by us pursuant to this prospectus (including any shares sold through the exercise of the over-allotment option). The Underwriter Warrants are exercisable at $[ ] per share, which equals to one hundred and twenty-five percent (125%) of the public offering price, commencing on a date which is one hundred and eighty (180) days from the closing of the offering and expiring on a date which is no more than five (5) years from the closing of the offering in compliance with FINRA Rule 5110. The warrants have been deemed compensation by FINRA and are therefore subject to a one hundred and eighty (180) day lock-up pursuant to Rule 5110 of FINRA. The underwriters (or their permitted assignees under the Rule) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will it engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days beginning on the date of commencement of sales of the public equity offering, except as permitted by FINRA Rule 5110(e)(2). The Underwriter Warrants are not redeemable by us. The Underwriter Warrants also provide for unlimited “piggyback” registration rights at our expense with respect to the underlying shares during the five-year period commencing from the effective date of the registration statement related to this offering.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments the underwriters may be required to make in respect thereof.

Lock-up Agreements

Our directors, executive officers, and 5% or more stockholders have agreed not to offer, sell, contract to sell, encumber, grant, lend, or otherwise dispose of any of our common stock or securities convertible into or exchangeable for, or that represent the right to receive, shares of common stock, enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such shares or capital stock whether any such transaction described above is to be settled by delivery of shares or such other securities, in cash or otherwise, for a period of [ ] days following the date of this prospectus. This means that, subject to certain exceptions, for a period of [ ] days following the date of this prospectus, such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of [*]

We have agreed, for a period of [ ] days following the date of the date of this prospectus, that we will not, without the prior written consent of [*], offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company, except for the shares or options issued under the Company’s incentive plan; file or cause to be filed any registration statement with the SEC relating to the offering of any shares of

94

capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of our Company whether any such transaction described above is to be settled by delivery of shares or such other securities, in cash or otherwise. The lock-up is subject to certain exceptions, including (i) the issuance of shares of common stock or options to employees, consultants, officers or directors of our Company pursuant to any stock or option plan duly adopted for such purpose, approved by the Company’s stockholders and issued for bona fide services permissible under Form S-8, (ii) the issuance of the shares of common stock underlying Underwriter’s Warrants, (iii) the issuance of shares of common stock in conversion of existing debt and (iv) securities issued pursuant to certain acquisitions and strategic transactions.

Trading; Nasdaq Listing

We intend to list our Common Stock on Nasdaq under the symbol “NUTR”. There is no assurance that our listing application will be approved by Nasdaq. The approval of our listing on Nasdaq is a condition of closing this offering.

Price Stabilization, Short Positions and Penalty Bids

Rules of the SEC may limit the ability of the underwriters to bid for or purchase shares of common stock before the distribution of the shares of Common Stock is completed. However, the underwriters may engage in the following activities in accordance with the rules:

•	Stabilizing transactions — The representative may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares of common stock, so long as stabilizing bids do not exceed a specified maximum.
•	Over-allotments and syndicate covering transactions — The underwriters may sell more shares of common stock in connection with the offering than the number of shares of common stock that they have committed to purchase. This over-allotment creates a short position for the underwriters. This short sales position may involve either “covered” short sales or “naked” short sales. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase shares of common stock in the offering described above. The underwriters may close out any covered short position either by exercising its over-allotment option or by purchasing shares of common stock in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of the shares of common stock available for purchase in the open market, as compared to the price at which they may purchase shares of common stock through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price of the shares of common stock that could adversely affect investors who purchase shares of common stock in the offering.
95

•	Penalty bids — If the representative purchases shares of common stock in the open market in a stabilizing transaction or syndicate covering transaction, it may reclaim a selling concession from the underwriters and selling group members who sold those shares of common stock as part of the offering.
•	Passive market making — Market makers in the shares of common stock who are underwriters or prospective underwriters may make bids for or purchases of shares of common stock, subject to limitations, until the time, if ever, at which a stabilizing bid is made.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of the shares of common stock may have the effect of raising or maintaining the market price of the shares of common stock or preventing or mitigating a decline in the market price of the shares of common stock. As a result, the price of the shares of common stock may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of the shares of common stock if it discourages resales of the shares of common stock.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares of common stock. These transactions may occur on the Nasdaq Capital Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

Determination of Offering Price

The actual public offering price of the securities we are offering has been negotiated between us and the underwriters based on the trading of our shares of common stock prior to this offering, among other things. Other factors considered in determining the public offering price of the securities we are offering include our history and prospects, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, the general conditions of the securities markets at the time of this offering and such other factors as were deemed relevant.

Electronic Offer, Sale and Distribution of Shares

A prospectus in electronic format may be delivered to potential investors by one or more of the underwriters participating in the offering. The underwriters may agree to allocate a number of shares of securities to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the Representative to underwriters and selling group members that may make internet distributions on the same basis as other allocations. The prospectus in electronic format will be identical to the paper version of such prospectus. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part.

Affiliations

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment

96

management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates may from time to time in the future engage with us and perform services for us or in the ordinary course of their business for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in these securities and instruments.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

LEGAL MATTERS

The validity of the shares of Common Stock being offered by this prospectus will be passed upon for us by Fennemore Craig PC. Legal matters as to [local] law will be passed upon for us by [local counsel]. Loeb & Loeb LLP is acting as U.S. securities counsel for the Company and may rely upon [local counsel] with respect to matters governed by [local] law. VCL Law LLP is acting as U.S. securities counsel for the Underwriter.

EXPERTS

The financial statements of NusaTrip Incorporated as of December 31, 2023 and 2022 have been audited by Onestop Assurance PAC, an independent registered public accounting firm, as stated in their report thereon which report expresses an unqualified opinion and includes an explanatory paragraph relating to going concern uncertainty, and included in this prospectus and registration statement in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of Common Stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to our Company and the Common Stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

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We file annual, quarterly and current reports, information statements and other information with the SEC. The SEC maintains a website that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC. The address of the SEC website is www.sec.gov.

No dealer, salesperson, or other person has been authorized to give any information or to make any representation not contained in this prospectus, and, if given or made, such information and representation should not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the shares offered by this prospectus in any jurisdiction or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in the facts set forth in this prospectus or in our affairs since the date hereof.

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F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of NusaTrip Incorporated

Opinion on the Financial Statements

We have audited the accompanying carve-out combined and consolidated balance sheets of NusaTrip Incorporated and subsidiaries (collectively, the “Company”) as of December 31, 2023 and 2022, the related carve-out combined and consolidated statements of operations and comprehensive income, stockholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company has suffered negative operating cash flow of $919,564, working capital deficit of $5,639,886 and shareholders’ deficit of $5,281,280 as at December 31, 2023 that raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Onestop Assurance PAC

We have served as the Company’s auditor since 2022.
PCAOB ID 6732
Singapore
March 26, 2024

F-2

NUSATRIP INCORPORATED
CARVE-OUT COMBINED AND CONSOLIDATED BALANCE SHEETS

(Currency expressed in United States Dollars (“US$”))

	December 31, 2023	December 31, 2022
ASSETS
Current assets:
Cash and cash equivalents	$575,447	$1,764,527
Restricted cash	95,100	54,200
Accounts receivable	382,757	534,954
Amount due from related parties	667,968	343
Inventories	309,379	825
Deposits, prepayments, and other receivables	1,080,662	1,079,684
Total current assets	3,111,313	3,434,533

Non-current assets:

Plant and equipment, net	207,139	266,295
Intangible assets	65,791	89,808
Right of use assets, net	243,733	302,096
Deferred tax asset	149,858	—
Total non-current assets	666,521	658,199

TOTAL ASSETS	$3,777,834	$4,092,732

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$243,575	$989,313
Accrued liabilities and other payables	4,149,700	5,117,982
Contract liabilities	1,220,549	1,635,749
Amounts due to related parties	3,015,459	793,672
Lease liabilities	121,915	98,943
Total current liabilities	8,751,198	8,635,659
Long-term liabilities:
Lease liabilities	122,156	203,152
Other payables	185,760	232,100
Total non-current liabilities	307,916	435,252

TOTAL LIABILITIES	9,059,114	9,070,911

SHAREHODLERS’ DEFICIT
Preferred stock, par value US$0.0001, 10,000,000 shares authorized, no shares issued and outstanding
Common stock, par value US$0.0001, 200,000,000 shares authorized, 1,000 shares issued and outstanding	—	—
Additional paid-in capital	2,092,469	2,383,603
Accumulated other comprehensive income	2,878	72,344
Accumulated deficit	(5,513,293)	(5,592,406)
Total equity attributable to Nusatrip Incorporated	(3,417,946)	(3,136,459)
Non-controlling interest	(1,863,334)	(1,841,720)
TOTAL DEFICIT	(5,281,280)	(4,978,179)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$3,777,834	$4,092,732

See accompanying notes to carve-out combined and consolidated financial statements.

F-3

NUSATRIP INCORPORATED
CARVE-OUT COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME (LOSS)

(Currency expressed in United States Dollars (“US$”))

	Year Ended December 31, 2023	Year Ended December 31, 2022
Revenues, net	$2,307,661	$1,404,222
Cost of revenue	(42,526)	(1,341)
Gross profit	2,265,135	1,402,881
Operating cost and expenses:
Sales and marketing expenses	(301,597)	(291,892)
General and administrative expenses	(2,028,971)	(3,041,318)
Total operating cost and expenses	(2,330,568)	(3,333,210)

Income (loss) from operations	(65,433)	(1,930,329)

Other income (expense):
Interest income	3,436	2,418
Other income	77,514	20,099
Waiver of loan payable	140,629	1,097,870
Loss on disposal of fixed assets	—	(4,264)
Bad debt written off	(22,527)	(731)
Interest expense	(841)	—
Other expenses	(36,681)	(23,859)
Total other income, net	161,530	1,091,533

Income (loss) before income taxes	96,097	(838,796)

Income tax expense	(16,185)	(179,123)

NET INCOME (LOSS)	$79,912	$(1,017,919)
NET INCOME (LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTEREST	799	(254,480)

NET INCOME (LOSS) ATTRIBUTABLE TO NUSATRIP INCORPORATED	79,113	(763,439)

Other comprehensive income (loss):
Net income (loss)	$79,912	$(1,017,919)
Foreign currency translation adjustment	(101,000)	104,729

COMPREHENSIVE LOSS	$(21,088)	$(913,190)

Net loss attributable to non-controlling interest	799	(254,480)
Foreign currency translation adjustment attributable to non-controlling interest	(22,413)	15,351
Comprehensive loss attributable to Nusatrip Incorporated	$526	$(674,061)

Net income (loss) per share:
– Basic	$79.11	$(763.44)
– Diluted	$79.11	$(763.44)

Weighted average number of common stock outstanding
– Basic	1,000	1,000
– Diluted	1,000	1,000

See accompanying notes to carve-out combined and consolidated financial statements.

F-4

NUSATRIP INCORPORATED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Currency expressed in United States Dollars (“US$”), except for number of shares)

		Year ended December 31, 2023
	Common stock
	Number of shares	Amount	Additional paid-in capital	Accumulated other comprehensive (loss) income	Accumulated deficits	Non- controlling interests	Total equity
Balance as of January 1, 2023	1,000	$—	$2,383,603	$72,344	$(5,592,406)	$(1,841,720)	$(4,978,179)
Group restructuring	—	—	(291,134)	—	—	—	(291,134)
Net income for the year	—	—	—	—	79,113	799	79,912
Foreign currency translation adjustment	—	—	—	(69,466)	—	(22,413)	(91,879)
Balance as of December 31, 2023	1,000	$—	$2,092,469	$2,878	$(5,513,293)	$(1,863,334)	$(5,281,280)

		Year ended December 31, 2022
	Common stock
	Number of shares	Amount	Additional paid-in capital	Accumulated other comprehensive (loss) income	Accumulated deficits	Non- controlling interests	Total equity
Balance as of January 1, 2022	1,000	$—	$2,383,603	$(20,105)	$(4,828,967)	$(1,602,591)	$(4,068,060)
Net loss for the period	—	—	—	—	(763,439)	(254,480)	(1,017,919)
Foreign currency translation adjustment	—	—	—	92,449	—	15,351	107,800
Balance as of December 31, 2022	1,000	$—	$2,383,603	$72,344	$(5,592,406)	$(1,841,720)	$(4,978,179)

See accompanying notes to carve-out combined and consolidated financial statements.

F-5

NUSATRIP INCORPORATED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Currency expressed in United States Dollars (“US$”))

	Year Ended December 31, 2023	Year Ended December 31, 2022
Cash flows from operating activities:
Net income (loss)	$79,912	$(1,017,919)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities
Depreciation	88,706	40,374
Amortization	25,812	43,831
Bad debt written off	22,527	731
Waiver of loan payable	(140,628)	(1,097,870)
Deferred tax assets	(149,858)	170,326

Change in operating assets and liabilities:
Accounts receivable	(537,955)	(444,685)
Inventories	(308,554)	16,239
Deposits, prepayments, and other receivables	(978)	(178,659)
Accounts payable	998,756	1,451,516
Contract liabilities	(152,025)	(239,163)
Right of use assets	105,730	14,278
Accrued liabilities and other payable	(951,009)	2,126,718
Net cash (used in) provided by operating activities	(919,564)	885,717

Cash flows from investing activity:
Purchase of plant and equipment	(29,550)	(226,740)

Net cash used in investing activity	(29,550)	(226,740)

Effect on exchange rate change on cash, cash equivalents	(199,066)	91,562

Net change in cash, cash equivalent	(1,148,180)	750,539

Cash and cash equivalent at beginning of period/year	1,818,727	1,068,188

Cash and cash equivalent at end of period/year	$670,547	$1,818,727

Reconciliation to amounts on balance sheets:
Cash	$575,447	$1,764,527
Restricted cash	95,100	54,200
Total cash and restricted cash	$670,547	$1,818,727

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	$—	$—
Cash paid for interest	$(841)	$—

See accompanying notes to carve-out combined and consolidated financial statements.

F-6

NUSATRIP INCORPORATED
NOTES TO CARVE-OUT COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023 AND 2022
(Currency expressed in United States Dollars (“US$”))

NOTE 1 — BUSINESS OVERVIEW AND BASIS OF PRESENTATION

Nusatrip Incorporated (“NusaTrip”) is incorporated under the laws of Nevada on May 22, 2023, which has no substantive operations other than holding all of the outstanding equity of its operating subsidiaries as described below. Nusatrip and its subsidiaries (collectively referred to as the “Company”) are mainly engaged in the provision of online ticketing and reservation services.

The Company is an Online Travel Agency (“OTA”) in Indonesia and across Indonesia, Singapore, Vietnam, the Philippines and Thailand (“SEA”). As an OTA, the Company, is an intermediary between travelers and various travel service providers such as airlines and hotels. The Company offers a one-stop platform where travelers can search, compare, and book flights, hotels, car rentals, and other travel-related services. The Company earns revenue through commissions, service fees, and advertising partnerships. The Company negotiates agreements with airlines, hotels, and other travel suppliers to access their inventory and offer competitive prices to customers.

The accompanying carve-out combined and consolidated financial statements reflect the activities of the Company and each of the entities, as contemplated after the Reorganization, as described below:

Name	Place and date of incorporation	Principal activities	Particulars of registered/paid up share capital	Effective interest held
PT Tunas Sukses Mandiri (“PTTSM”)	Indonesia February 8, 2010	Online ticketing and reservation	IDR 26,000,000	99%
Nusatrip Malaysia Sdn Bhd (“NMSB”)	Malaysia March 1, 2017	Online ticketing and reservation	MYR 52,000	99%
Nusatrip Singapore Pte Ltd (“NSPL”)	Singapore December 6, 2016	Online ticketing and reservation	SGD 212,206	99%
Nusatrip International Pte Ltd (“NIPL”)	Singapore January 9, 2015	Online ticketing and reservation	SGD 905,006.51	99%
Mekong Leisure Travel Company Limited (“MLTCL”)	Vietnam October 6, 2011	Online ticketing, reservation and system	VND 875,460,000	99%
Vietnam International Travel and Service Joint Stock Company (“VITS”)	Vietnam November 16, 2012	Ticketing	VND 1,900,000,000	99%

Reorganization

The Reorganization transactions are completed as of the date these carve-out combined and consolidated financial statements were available to be issued:

The Company’s ultimate holding company is Society Pass Incorporated (“SOPA”), which is incorporated in State of Nevada on June 22, 2018 and is currently listed on the Nasdaq Exchange under a ticker of SOPA.

On August 15, 2022, SOPA acquired 75% of the outstanding capital stock of Nusatrip International Pte Ltd. (“NIPL”) and also purchased all of the outstanding capital stock of PT Tunas Sukses Mandiri (“PTTSM”), a company existing under the law of the Republic of Indonesia, and both engaged in online ticketing and reservation services.

On February 23, 2023, SOPA acquired additional issued capital in Nusatrip International Pte Ltd of 2,225,735 number of ordinary stock and increased its shareholding from 75% to 99%, and to the subsidiaries within the group. At the same time, Nusatrip International Pte Ltd acquired 99.96% of the issue share capital of PT Tunas Sukses Mandiri from SOPA.

On April 1, 2023, Nusatrip International Pte. Ltd. acquired 100% of the outstanding capital stock of Mekong Leisure Travel Company Limited (changed business nature from Join Stock Company), a Vietnam travel agency.

On May 22, 2023, SOPA incorporated a new subsidiary Nusatrip Inc in Nevada, United States of America and owing 100% of capital stock.

On July 1, 2023, Mekong Leisure Travel Company Limited acquired 100% of the outstanding capital stock of Vietnam International Travel and Service Joint Stock Company, a Vietnam travel agency.

On November 15, 2023, SOPA restructured the group of entities by transferring the Nusatrip International Pte Ltd and its subsidiaries to Nusatrip Inc to form a group for the travel agency business.

F-7

NUSATRIP INCORPORATED
NOTES TO CARVE-OUT COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023 AND 2022
(Currency expressed in United States Dollars (“US$”))

NOTE 1 — BUSINESS OVERVIEW AND BASIS OF PRESENTATION (cont.)

Upon the completion of the Reorganization on May 22, 2023, these entities, through the Company, are under common control by the same beneficiary party, SOPA. Accordingly, the combination has been treated as entities under common control and thus the current capital structure has been retroactively presented in prior periods, from January 1, 2021, as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control.

Immediately before and as contemplated by the Reorganization, the Company is legally formed and ultimately controlled by SOPA. As such, the accompanying carve-out combined and consolidated financial statements include the assets, liabilities, revenue, expenses and cash flows that are directly attributable to the travel agency business before the Reorganization. The carve-out combined and consolidated financial statements are presented as if the Company had been in existence and the Reorganization had been in effect during the years ended December 31, 2021, 2022 and 2023.

The excess or deficit arise from elimination between capital stock of subsidiaries and investment cost of holding companies arise from group restructuring exercise are charged to additional paid in capital and other equity is consolidated in effect during the years ended December 31, 2023 and 2022.

The assets and liabilities have been stated at historical carrying amounts. Only those assets and liabilities that are specifically identifiable to the travel agency business are included in the Company’s combined and consolidated carve-out financial statements.

All revenues, cost of revenues and operating expenses attributable to travel agency business are reflected in accompanying carve-out combined and consolidated financial statements.

Income tax liability is calculated based on a separate return basis as if SOPA had filed separate tax returns before the completion of the Reorganization. Immediately following the Reorganization, the Company began to file separate tax returns and report the income tax based on the actual tax return of each legal entity under its respective tax regime.

The consolidation of Nusatrip Inc and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period, January 1, 2021, presented in the accompanying carve-out combined and consolidated financial statements.

NOTE 2 — GOING CONCERN AND LIQUIDITY

The accompanying carve-out combined and consolidated financial statements have been prepared using the going concern basis of accounting, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As of December 31, 2023, the Company has suffered negative operating cash flow of $919,564, working capital deficit of $5,639,886 and shareholders’ deficit of $5,281,280 as at December 31, 2023. These factors raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the date of issuance of this financial statement, without additional debt or equity financing. The continuation of the Company as a going concern is dependent upon the continued financial support from its holding company. Management believes the Company is currently pursuing growth strategy and additional financing for its operations. However, there is no assurance that the Company will be successful in securing sufficient funds to sustain the operations.

These carve-out combined and consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets and liabilities that may result in the Company not being able to continue as a going concern.

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These accompanying carve-out combined and consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying carve-out combined and consolidated financial statements and notes.

• Basis of Presentation

These accompanying carve-out combined and consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

F-8

NUSATRIP INCORPORATED
NOTES TO CARVE-OUT COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023 AND 2022
(Currency expressed in United States Dollars (“US$”))

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

• Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s consolidated financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

• Use of Estimates and Assumptions

In preparing these carve-out combined and consolidated financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities in the balance sheet and revenues and expenses during the years reported. Actual results may differ from these estimates. If actual results significantly differ from the Company’s estimates, the Company’s financial condition and results of operations could be materially impacted. Significant estimates in the period include the allowance for doubtful accounts on accounts receivable, the incremental borrowing rate used to calculate right of use assets and lease liabilities, useful lives of intangible assets, impairment of long-lived assets, revenue recognition, and deferred tax assets and the related valuation allowance.

• Basis of Consolidation

The carve-out and combined consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

• Noncontrolling Interest

The Company accounts for noncontrolling interests in accordance with ASC Topic 810, which requires the Company to present noncontrolling interests as a separate component of total shareholders’ equity on the consolidated balance sheets and the consolidated net loss attributable to its noncontrolling interest be clearly identified and presented on the face of the consolidated statements of operations and comprehensive loss.

• Segment Reporting

ASC Topic 280, Segment Reporting (“Topic 280”) establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organization structure as well as information about geographical areas, business segments and major customers in consolidated financial statements. The Company currently operates in five reportable operating segments: (i) Ticketing, (ii) Online advertisement, (iii) Hotel reservation, (iv) Hotel technology platform software, and (v) Ancillary. All operating segments are aggregated into single reporting segment in profit or loss and total assets, as reviewed and determined by Chief Operating Decision Maker, or CODM that having similar economic characteristics by quantitative and qualitative aggregation criteria. All the operating segments by products are generated by same operating resources which are not separated in each consolidated company or in group.

• Cash and Cash Equivalent

Cash and cash equivalents are carried at cost and represent cash on hand, demand deposits placed with banks or other financial institutions and all highly liquid investments with an original maturity of three months or less as of the purchase date of such investments.

F-9

NUSATRIP INCORPORATED
NOTES TO CARVE-OUT COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023 AND 2022
(Currency expressed in United States Dollars (“US$”))

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

•  Restricted cash

Restricted cash refers to cash that is held by the Company for specific reasons and is, therefore, not available for immediate ordinary business use. The restricted cash represented fixed deposit maintained in bank accounts that are pledged. As of December 31, 2023 and 2022, the restricted cash amounted to $95,100 and $54,200, respectively.

• Accounts Receivable

Accounts receivables are recorded at the amounts that are invoiced to customers, do not bear interest, and are due within contractual payment terms, generally 30 to 90-days from completion of service or the delivery of a product. Credit is extended based on an evaluation of a customer’s financial condition, the customer’s creditworthiness and their payment history. Accounts receivable outstanding longer than the contractual payment terms are considered past due.

Past due balances over 90 days and over a specified amount are reviewed individually for collectability. Quarterly, the Company specifically evaluates individual customer’s financial condition, credit history, and the current economic conditions to monitor the progress of the collection of accounts receivables. The Company records bad debt expense and records an allowance for doubtful accounts for any estimated losses resulting from the inability of its customers to make required payments. For receivables that are past due or not being paid according to payment terms, appropriate actions are taken to pursue all means of collection, including seeking legal resolution in a court of law. Account balances are charged off against the allowance for doubtful accounts after all means of collection have been exhausted and the potential for recovery is considered remote. Currently, the Company performs ongoing credit evaluation of its customers and generally does not require collateral. The Company makes estimates of expected credit losses for the allowance for doubtful accounts based upon its assessment of various factors, including (i) historical experience, (ii) the age of the accounts receivable balances, (iii) credit quality of its customers, (iv) current economic conditions, (v) reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. Expected credit losses are estimated on a pool basis when similar risk characteristics exist using an age-based reserve model. Receivables that do not share risk characteristics are evaluated on an individual basis. Estimates of expected credit losses on trade receivables are recorded at inception and adjusted over the contractual life.

The Company did not recognize any allowance for doubtful accounts and credit losses at December 31, 2023 and 2022.

• Inventories

Inventories are stated at the lower of cost or net realizable value, cost being determined on a first-in-first-out method. Costs is air ticket which is purchased from the Company’s suppliers as trading goods. The inventories are generally hold for 0 to 180 days. The Company provides inventory allowances based on excess and obsolete inventories determined principally by expiry date. During the year ended December 31, 2023 and 2022, the Company recorded an allowance for obsolete inventories of $0 and $0, respectively. The inventories were amounted to $309,379 and $825 at December 31, 2023 and 2022, respectively.

• Prepaid Expenses

Prepaid expenses represent payments made in advance for products or services to be received in the future and are amortized to expense on a ratable basis over the future period to be benefitted by that expense. Since the Company has prepaid expenses categorized as both current and non-current assets, the benefits associated with the products or services are considered current assets if they are expected to be used during the next twelve months and are considered non-current assets if they are expected to be used over a period greater than one year.

• Plant and Equipment

Plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational:

Expected useful lives
Computer equipment	3 years
Office equipment	5 years
Renovation	5 years

Expenditures for repairs and maintenance are expensed as incurred. When assets have been retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

• Impairment of Long-lived Assets

In accordance with the provisions of ASC Topic 360, “Impairment or Disposal of Long-Lived Assets”, all long-lived assets such as plant and equipment held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. There has been no impairment charge for the year presented.

F-10

NUSATRIP INCORPORATED
NOTES TO CARVE-OUT COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023 AND 2022
(Currency expressed in United States Dollars (“US$”))

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

• Revenue Recognition

1. Identify the contract(s) with a customer;

2. Identify the performance obligations in the contract;

3. Determine the transaction price;

4. Allocate the transaction price to the performance obligations in the contract; and

5. Recognize revenue when (or as) the entity satisfies a performance obligation.

The Company is a leading Jakarta-based Online Travel Agency (“OTA”) in Indonesia and across SEA. The NusaTrip acquisition extended the Company’s business reach into SEA regional travel industry and marked the Company’s first foray into Indonesia. Established in 2013 as the first Indonesian OTA accredited by the International Air Transport Association, NusaTrip pioneered offering a comprehensive range of airlines and hotels to Indonesian corporate and retail customers. With its first mover advantage, NusaTrip has onboarded over 1.2 million registered users, over 500 airlines and over 200,000 hotels around the world as well as connected with over 80 million unique visitors.

The Company’s revenues are substantially reported on a net basis as the travel supplier is primarily responsible for providing the underlying travel services and the Company does not control the service provided by the travel supplier to the traveler. Revenue from air ticketing services, air ticket commission, hotel reservation, train ticket, car rental, ancillary revenue including insurance commissions and refund margin are substantially recognized at a point of time when the performance obligations that are satisfied. These revenues cover B2B and B2C sales channel segments.

The Company has a software subscription revenue generated from hotels in Vietnam, and online advertising revenue, reported on a gross basis, providing a hotel booking management platform for hotel management purposes, and brand advertisement purposes. These revenues are recognized ratably over the time or upon relevant performance obligations being fulfilled.

Ticketing services

The Company receives the spread margin from B2B and B2C customers and commissions from travel suppliers for ticketing reservations through the Company’s transaction and service platform under various services agreements. Spread margin and commissions from ticketing reservations rendered are recognized when tickets are issued as this is when the Company’s performance obligation is satisfied. The Company is not entitled to a spread margin and commission fee for the tickets canceled by the end users. Losses incurred from cancelations are immaterial due to a historical low cancelation rate and minimal administrative costs incurred in processing cancelations. The Company occasionally purchases tickets in advance from travel suppliers to reserve inventory for peak travel periods. These advance-purchased tickets are recorded in inventory until sold. However, the Company does not control these tickets in a manner that would suggest principal status. Instead, the Company acts as an intermediary or agent, facilitating the sale between the travel suppliers and end customers. Revenue from these transactions is presented on a net basis in the income statement, as the Company does not have primary responsibility for fulfilling the ticketing service, does not have discretion in establishing the prices charged to end customers, and does not bear significant inventory risk.

Online advertising services

The Company receives advertising revenues, which principally represent the sale of banners or sponsorship to customers on the website and mobile. These services are provided continuously over a fixed term as per the customer agreements. Revenue from online advertising services is recognized over time, throughout the duration of the agreement. This method of revenue recognition accurately reflects the ongoing provision of services and the continuous benefit received by the customer as the advertisements are displayed over the agreed period.

Hotel reservation services

The Company receives the spread margin from B2B and B2C customers and commissions from travel suppliers for hotel room reservations through the Company’s transaction and service platform. Commissions from hotel reservation services rendered are recognized when the reservation becomes non-cancelable (when the cancelation period provided by the reservation expires) which is the point at which the Company has fulfilled its performance obligation (successfully booking a reservation, which includes certain post-booking services during the cancelation period). Contracts with certain travel suppliers contain incentive commissions typically subject to achieving specific performance targets. The incentive commissions are considered as variable consideration and are estimated and recognized to the extent that the Company is entitled to such incentive commissions. The Company generally receives incentive commissions from monthly arrangements with hotels based on the number of hotel room reservations where end users have completed their stay. The Company presents revenues from such transactions on a net basis in the statements of income and comprehensive income as the Company, generally, does not control the service provided by the travel supplier to the traveler and does not assume inventory risk for canceled hotel reservations.

F-11

NUSATRIP INCORPORATED
NOTES TO CARVE-OUT COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023 AND 2022
(Currency expressed in United States Dollars (“US$”))

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Hotel technology platform software services

The Company receives subscription fee from travel suppliers for hotel room reservation and marketing system through the Company’s reservation and marketing platform.

Subscription fee from hotel technology platform software services rendered are recognized ratably over the fixed term of the agreement as services are provided throughout the contract period, where the performance obligations being fulfilled through the usage of our hotel technology platform software services.

The Company presents revenues from such transactions on a gross basis in the statements of income and comprehensive income as the Company, generally, control the service provided by the travel supplier to the traveler.

Ancillary services

Ancillary revenues comprise primarily of the insurance commission and refund margin.

Insurance commission revenue received from B2B and B2C customers for the sale of travel insurance through the Company’s transaction and service platform. Commission from travel insurance is recognized when the order is confirmed and paid which is the point at which the Company fulfilled its performance obligation. Refund margin revenue received from B2B and B2C customers for the spread arise from reservations cancellation fee between customers and travel suppliers. This is recognized upon the confirmation of refund amount by both customers and travel suppliers which is the point at which the Company fulfilled its performance obligation.

Principal vs Agent Considerations

In accordance with ASC Topic 606, Revenue Recognition: Principal Agent Considerations, the Company evaluates the terms in the agreements with its customers and vendors to determine whether or not the Company acts as the principal or as an agent in the arrangement with each party respectively. The determination of whether to record the revenue on a gross or net basis depends upon whether the Company has control over the goods prior to transferring it. This evaluation determined that the Company is not in control of establishing the transaction price, not managing all aspects of the terms, even though taking the risk of campaign results and default payment. Based on the Company’s evaluation of the control model, it determined that all the Company’s major businesses act as the agent rather than the principal within their revenue arrangements and such revenues are reported on a net basis.

The Company has disaggregated its revenue from contracts with customers, by type of product and service, as follows:

		Years ended
Type of product and service	Timing of revenue recognition	December 31, 2023	December 31, 2022
Ticketing	Point of time	$1,337,808	$1,141,627
Online advertisement	Over the time	639,947	—
Hotel reservation	Point of time	180,220	67,426
Hotel technology platform software	Over the time	10,493	135,699
Ancillary	Point of time	139,921	59,470
		$2,307,661	$1,404,222

• Cost of Revenue

Cost of revenues consists primarily of payroll compensation of platform information technology personnel, platform hosting and platform software payments to suppliers, and related expenses incurred by the Company which are directly attributable to the Company’s hotel technology platform software services. No cost of revenue of online advertising revenue was recorded as online advertisement is shown on our ready/ongoing website and mobile Apps that is not subject to significant direct cost but general IT maintenance cost which record in General and Administrative Expenses.

•  Contract Liabilities

In accordance with ASC Topic 606, a contract liability represents the Company’s obligation to transfer goods or services to a customer when the customer prepays for a good or service or when the customer’s consideration is due for goods and services that the Company will yet provide whichever happens earlier.

Contract liabilities represent amounts collected from, or invoiced to, customers in excess of revenues recognized, primarily from the billing of annual subscription agreements. The value of contract liabilities will increase or decrease based on the timing of invoices and recognition of revenue. The Company’s contract liability balance was $1,220,549 and $1,635,749, as of December 31, 2023 and 2022, respectively.

F-12

NUSATRIP INCORPORATED
NOTES TO CARVE-OUT COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023 AND 2022
(Currency expressed in United States Dollars (“US$”))

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

• Sales and Marketing

Sales and marketing expenses include payroll, employee benefits and other headcount-related expenses associated with sales and marketing personnel, and the costs of advertising, promotions, seminars, and other programs. Advertising costs are expensed as incurred. Advertising expenses were $301,597 and $291,892 for the years ended December 31, 2023 and 2022, respectively.

• Income Tax

The Company adopted the ASC Topic 740 “Income Tax” provisions of paragraph 740-10-25-13, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the unaudited condensed consolidated financial statements. Under paragraph 740-10-25-13, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the unaudited condensed consolidated financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent (50%) likelihood of being realized upon ultimate settlement. Paragraph 740-10-25-13 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. The Company had no material adjustments to its liabilities for unrecognized income tax benefits according to the provisions of paragraph 740-10-25-13.

The estimated future tax effects of temporary differences between the tax basis of assets and liabilities are reported in the accompanying balance sheets, as well as tax credit carry-backs and carry-forwards. The Company periodically reviews the recoverability of deferred tax assets recorded on its balance sheets and provides valuation allowances as management deems necessary.

In addition to U.S. income taxes, the Company and its wholly-owned foreign subsidiaries, is subject to income taxes in the jurisdictions in which it operates. Significant judgment is required in determining the provision for income tax, there may be transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on the Company’s current understanding of the tax law. Where the final tax outcome of these matters is different from the carrying amounts, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

• Foreign Currencies Translation and Transactions

The reporting currency of the Company is the United States Dollar (“US$”) and the accompanying consolidated unaudited condensed financial statements have been expressed in US$. The Company’s subsidiaries operating in Singapore maintain its books and record in US$. In addition, the Company’s subsidiaries are operating in the Republic of Vietnam, Malaysia and Indonesia and maintains its books and record in its local currency, Vietnam Dong (“VND”), Malaysian Ringgit (“MYR”) and Indonesian Rupiah (“IDR”), respectively, which are the functional currencies in which the subsidiary’s operations are conducted. In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not US$ are translated into US$s, in accordance with ASC Topic 830, “Translation of Financial Statement” (“ASC 830”) using the applicable exchange rates on the balance sheet date. Shareholders’ equity is translated using historical rates. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from the translation of financial statements of foreign subsidiaries are recorded as a separate component of accumulated other comprehensive income (loss) within the unaudited condensed statements of changes in shareholder’s equity.

F-13

NUSATRIP INCORPORATED
NOTES TO CARVE-OUT COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023 AND 2022
(Currency expressed in United States Dollars (“US$”))

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Translation of amounts from VND into US$ has been made at the following exchange rates for the year ended December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
Year-end VND:US$ exchange rate	$0.000041	$0.000042
Annual average VND:US$ exchange rate	$0.000042	$0.000043

Translation of amounts from IDR into US$ has been made at the following exchange rates for the years ended December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
Year-end IDR:US$ exchange rate	$0.000065	$0.000064
Annual average IDR:US$ exchange rate	$0.000066	$0.000067

Translation of amounts from MYR into US$ has been made at the following exchange rates for the years ended December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
Year-end MYR:US$ exchange rate	$0.217510	$0.226472
Annual average MYR:US$ exchange rate	$0.219348	$0.227477

Translation gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are translated, as the case may be, at the rate on the date of the transaction and included in the results of operations as incurred.

• Comprehensive Income

ASC Topic 220, “Comprehensive Income”, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated other comprehensive income, as presented in the accompanying consolidated statements of changes in shareholders’ equity, consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

• Earnings Per Share

Basic per share amounts are calculated using the weighted average shares outstanding during the year, excluding unvested restricted stock units. The Company uses the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method, only “in the money” dilutive instruments impact the diluted calculations in computing diluted earnings per share. Diluted calculations reflect the weighted average incremental common shares that would be issued upon exercise of dilutive options assuming the proceeds would be used to repurchase shares at average market prices for the years.

For the year ended December 31, 2022, diluted weighted-average common shares outstanding is equal to basic weighted-average common shares, due to the Company’s net loss position. Hence, no common stock equivalents were included in the computation of diluted net loss per share since such inclusion would have been antidilutive.

F-14

NUSATRIP INCORPORATED
NOTES TO CARVE-OUT COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023 AND 2022
(Currency expressed in United States Dollars (“US$”))

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

• Leases

The Company adopted ASC Topic 842, “Leases” (“ASC 842”) to determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the consolidated balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in the consolidated balance sheets.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the

Company’s leases do not provide an implicit rate, the Company generally use the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

The Company adopted ASC Topic 842, “Leases” (“ASC 842”) to determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the consolidated balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in the consolidated balance sheets.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company generally use the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

In accordance with the guidance in ASC 842, components of a lease should be split into three categories: lease components (e.g. land, building, etc.), non-lease components (e.g. common area maintenance, consumables, etc.), and non-components (e.g. property taxes, insurance, etc.). Subsequently, the fixed and in-substance fixed contract consideration (including any related to non-components) must be allocated based on the respective relative fair values to the lease components and non-lease components.

When a lease is terminated before the expiration of the lease term, irrespective of whether the lease is classified as a finance lease or an operating lease, the lessee would derecognize the ROU asset and corresponding lease liability. Any difference would be recognized as a gain or loss related to the termination of the lease. Similarly, if a lessee is required to make any payments or receives any consideration when terminating the lease, it would include such amounts in the determination of the gain or loss upon termination.

F-15

NUSATRIP INCORPORATED
NOTES TO CARVE-OUT COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023 AND 2022
(Currency expressed in United States Dollars (“US$”))

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

As of December 31, 2023 and 2022, the Company recognized the right of use assets of $243,733 and $302,096, respectively.

• Retirement Plan Costs

Contributions to retirement plans (which are defined contribution plans) are charged to general and administrative expenses in the accompanying consolidated statements of operation as the related employee service is provided.

• Related Parties

The Company follows the ASC Topic 850-10, “Related Party” for the identification of related parties and disclosure of related party transactions.

Pursuant to section 850-10-20 the related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of section 825-10-15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and Income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The carve-out combined and consolidated financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated or combined financial statements is not required in those statements. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amount due from or to related parties as of the date of each unaudited condensed balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

• Commitments And Contingencies

The Company follows the ASC Topic 450-20, Commitments to report accounting for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s unaudited condensed financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and

F-16

NUSATRIP INCORPORATED
NOTES TO CARVE-OUT COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023 AND 2022
(Currency expressed in United States Dollars (“US$”))

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

an estimate of the range of possible losses, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time, that these matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

• Fair Value Measurement

• Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standard Board (“FASB”) or other standard setting bodies and adopted by the Company as of the specified effective date.

In June 2022, the FASB issued Accounting Standards Update No. 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions (“ASU 2022-03). This ASU was issued to resolve differences in practice regarding how to record the issuance of common stock with sale restrictions that pertain to the receiving party. The FASB concluded in ASU 2022-03 that these types of restrictions were not attributes of the stock issued but related to the parties to whom the stock was issued. As a result, the ASU 2022-03 requires companies to record the issuance of this type of restricted stock at its face value (i.e., not discount the stock because the receiving party can’t immediately sell the stock). From time-to-time, the Company may acquire another company in a transaction in which Company restricted stock is issued. The Company has reviewed ASU 2022-03 and does not expect that it will affect the Company.

In November 2023, the FASB issued ASU No 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 expands disclosures about a public entity’s reportable segments and requires more enhanced information about a reportable segment’s expenses, interim segment profit or loss, and how a public entity’s chief operating decision maker uses reported segment profit or loss information in assessing segment performance and allocating resources. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted.

In December 2023, the FASB issued ASU No 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”). ASU 2023-09 expands disclosures in the rate reconciliation and requires disclosure of income taxes paid by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted.

Except as mentioned above, there are no new recently issued accounting standards that will have a material impact on the Company’s carve-out combined and consolidated financial statements. The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s carve-out combined and consolidated financial statements.

F-17

NUSATRIP INCORPORATED
NOTES TO CARVE-OUT COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023 AND 2022
(Currency expressed in United States Dollars (“US$”))

NOTE 4 —  INVENTORIES

	December 31, 2023	December 31, 2022
Trading goods	$309,379	$825
Less:
Reserve for excess and obsolete inventory	—	—
Total Inventories	$309,379	$825

All finished goods inventories were related to air tickets with general holding period of 0 to 180 days. The costs are recognized directly by net off against the Gross Merchandise Value to derive the revenue during the year ended December 31, 2023 and 2022, respectively. The inventories amounted to $309,379 and $825 at December 31, 2023 and 2022, respectively.

NOTE 5 — PLANT AND EQUIPMENT

	December 31, 2023	December 31, 2022
At cost:
Computer	$268,521	$251,605
Office equipment	2,086	2,054
Renovation	220,611	206,225
	491,218	459,884
Less: accumulated depreciation	(284,079)	(193,589)
	207,139	266,295

Depreciation expense was $88,706 and $40,374 and recognized in General and Administrative Expenses for the year ended December 31, 2023 and 2022, respectively.

NOTE 6 — INTANGIBLE ASSETS

As of December 31, 2023 and 2022, intangible assets consisted of the following:

	Useful life	December 31, 2023	December 31, 2022
At cost:
Software	8 years	$589,839	$580,764
Licensing	4 years	6,220	6,124
		596,059	586,888
Less: accumulated depreciation		(530,268)	(497,080)
		$65,791	$89,808

Amortization of intangible assets was $25,812 and $43,831 and recognized in General and Administrative Expenses for the year ended December 31, 2023 and 2022, respectively.

F-18

NUSATRIP INCORPORATED
NOTES TO CARVE-OUT COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023 AND 2022
(Currency expressed in United States Dollars (“US$”))

NOTE 7 — LEASES

The Company has entered into commercial operating leases for office space. Operating leases are included in the right-of-use lease assets, other current liabilities and long-term lease liabilities on the Carve-out Combined Consolidated Balance Sheet. Right-of-use assets and lease liabilities are recognized at each lease’s commencement date based on the present values of its lease payments over its respective lease term. When a borrowing rate is not explicitly available for a lease, the Company’s incremental borrowing rate is used based on information available at the lease’s commencement date to determine the present value of its lease payments. Operating lease payments are recognized on a straight-line basis over the lease term. The Company had no financing leases as of December 31, 2023 and 2022.

Other supplemental information about the Company’s operating lease as of:

	December 31, 2023	December 31, 2022
Weighted average discount rate	6.45%	7.22%
Weighted average remaining lease term (years)	2.33	2.42

The Company excluded short-term leases (those with lease terms of less than one year at inception) from the measurement of lease liabilities or right-of-use assets. The following tables summarize the lease expense, as follows:

	Year ended December, 2023	Year ended December, 2022

Operating lease expense (per ASC 842)	$105,730	$14,278
Short-term lease expense (other than ASC 842)	52,575	54,762
Total lease expense	$158,305	$69,040

Cash paid for the operating leases was approximately $127,329 and $18,279 for the year ended December 31, 2023 and 2022.

As of December 31, 2023 and 2022, right-of-use assets were $243,733 and $302,096, respectively, while lease liabilities were $244,071 and $302,095 for the corresponding periods.

Components of Lease Expense

We recognize lease expense on a straight-line basis over the term of our operating leases, as reported within “general and administrative” expense on the accompanying consolidated statement of operations.

Future Contractual Lease Payments as of December 31, 2023.

F-19

NUSATRIP INCORPORATED
NOTES TO CARVE-OUT COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023 AND 2022
(Currency expressed in United States Dollars (“US$”))

NOTE 7 — LEASES (cont.)

The below table summarizes our (i) minimum lease payments over the next three years, (ii) lease arrangement implied interest, and (iii) present value of future lease payments for the next three years ending December 31:

Years ended December 31, 2023	Operating lease amount
2024	$137,165
2025	115,161
2026	11,866
Total	264,192
Less: interest	(20,121)
Present value of lease liabilities	$244,071
Less: non-current portion	(122,156)
Present value of lease liabilities – current liabilities	$121,915

NOTE 8 — AMOUNTS DUE FROM (TO) RELATED PARTIES

As of December 31, 2023 and 2022, the amounts due from (to) related parties consisted of the following as of the years indicated:

	Year ended December 31,
Name of Companies	2023	2022
Amount due from related parties
SoPa Technology Pte Ltd	665,575	343
Thoughtful (Thailand) Co Ltd	1,906	—
Thoughtful Media Group Co Ltd	163	—
SoPa Technology Co Ltd	324	—

Total	$667,968	$343

Amount due to related parties
Society Pass Incorporated	$(927,266)	$(172)
SoPa Technology Pte Ltd	(1,637,147)	(793,500)
Thoughtful Media Group Co Ltd	(88,150)	—
PT Thoughtful Media Indonesia	(260,000)	—
SoPa Technology Co Ltd	(84,092)	—
Le Huynh Ngoc Phan	(6,504)	—
Ngo Thi Cham	(12,300)	—
	$(3,015,459)	$(793,672)

The amounts due from (to) related parties as discussed above are non-trade, unsecured and interest-free and have no fixed terms of repayment. These related parties are controlled by Society Pass Inc.

NOTE 9 — SHAREHOLDERS’ EQUITY

Authorized stock

The Company is authorized to issue two classes of stock. The total number of shares of stock which the Company is authorized to issue is 210,000,000 shares of capital stock, consisting of 200,000,000 shares of Common Stock, $0.0001 par value per share, of which 1,000 shares are designated and 10,000,000 shares of preferred stock, $0.0001 par value per share, of which 0 shares are designated.

Common stock

Voting Rights: Each share of the Company’s common stock entitles its holder to one vote per share on all matters to be voted or consented upon by the stockholders. Holders of the Company’s common stocks are not entitled to cumulative voting rights with respect to the election of directors.

Dividend Right: Subject to limitations under Nevada law and preferences that may apply to any shares of preferred stock that the Company may decide to issue in the future, holders of the Company’s ordinary share are entitled to receive ratably such dividends or other distributions, if any, as may be declared by the Board of the Company out of funds legally available therefor.

Liquidation Right: In the event of the liquidation, dissolution or winding up of our business, the holders of the Company’s ordinary share are entitled to share ratably in the assets available for distribution after the payment of all of the debts and other liabilities of the Company, subject to the prior rights of the holders of the Company’s preferred stock.

Other Matters: The holders of the Company’s common stock have no subscription, redemption or conversion privileges. The Company’s ordinary share does not entitle its holders to preemptive rights. All of the outstanding shares of the Company’s common stock are fully paid and non-assessable. The rights, preferences and privileges of the holders of the Company’s common stock are subject to the rights of the holders of shares of any series of preferred stock which the Company may issue in the future.

F-20

NUSATRIP INCORPORATED
NOTES TO CARVE-OUT COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023 AND 2022
(Currency expressed in United States Dollars (“US$”))

NOTE 9 — SHAREHOLDERS’ EQUITY (cont.)

As of December 31, 2023 and 2022, the Company had a total of 1,000 shares of its common stock issued and outstanding.

Preferred Stock

On May 22, 2023, we designated 50,000 shares of our preferred stock as Super Voting Preferred Stock.

Voting Rights: Each share of the Company’s preferred stock entitles its holder to 1,000 votes per share and votes with the Company’s Common Stock as a single class on all matters to be voted or consented upon by the stockholders.

Dividend Right: The holders of the Company’s preferred stock are not entitled to any dividend rights.

Liquidation Right: The holders of the Company’s preferred stock are not entitled to any liquidation preference.

Conversion Rights: The shares of the Company preferred stock are not convertible into the Company’s common stock.

Redemption Rights: The Super Voting Preferred Stock is not subject to any redemption rights.

Other Matters: The holders of the Company’s preferred stock have no subscription or redemption privileges and are not subject to redemption. The Company’s Series Preferred Stock does not entitle its holders to preemptive rights. All of the outstanding shares of the Company’s preferred stock are fully paid and non-assessable.

NOTE 10 — INCOME TAXES

The provision for income taxes consisted of the following:

	Year ended December 31, 2023	Year ended December, 2022
Current tax	$16,185	$179,123
Deferred tax	—	—
Income tax expense	$16,185	$179,123

The effective tax rate in the periods/year presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rate. The Company’s subsidiaries mainly operate in Nevada, Indonesia, Singapore, Malaysia and Vietnam that are subject to taxes in the jurisdictions in which they operate, as follows:

United States

The Company is registered in the Nevada and is subject to the tax laws of United States. As of December 31, 2023 and 2022, no operating losses which can be carried forward to offset future taxable income.

Vietnam

MLTCL and VITS operating in Vietnam is subject to the Vietnam Income Tax at a standard income tax rate of 20% during its tax year.

As of December 31, 2023, MLTCL incurred $587,100 of cumulative net operating losses which can be carried forward to offset future taxable income. The net operating loss generated in a tax year can be carried forward for five (5) years. The net operating losses starts to expire in 2021 until 2026. The Company has provided for a full valuation allowance against the deferred tax assets of $117,420 on the expected future tax benefits from the net operating loss carryforwards as the management believes it is more likely than not that these assets will not be realized in the future.

F-21

NUSATRIP INCORPORATED
NOTES TO CARVE-OUT COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023 AND 2022
(Currency expressed in United States Dollars (“US$”))

NOTE 10 — INCOME TAXES (cont.)

Singapore

Nusatrip International and Nusatrip Singapore operating in Singapore are subject to the Singapore Income Tax at a standard income tax rate of 17% during its tax year.

As of December 31, 2023, the operation in the Singapore incurred $42,544 of cumulative net operating losses which can be carried forward to offset future taxable income. The net operating loss carryforwards have no expiration. The Company has provided for a full valuation allowance against the deferred tax assets of $7,232 on the expected future tax benefits from the net operating loss carryforwards as the management believes it is more likely than not that these assets will not be realized in the future.

Malaysia

Nusatrip Malaysia operating in Malaysia is subject to the Vietnam Income Tax at a standard income tax rate of 24% during its tax year.

As of December 31, 2023, the operation in the Malaysia incurred $26,569 of cumulative net operating losses which can be carried forward to offset future taxable income. The net operating loss carryforwards have no expiration. The Company has provided for a full valuation allowance against the deferred tax assets of $6,377 on the expected future tax benefits from the net operating loss carryforwards as the management believes it is more likely than not that these assets will not be realized in the future.

Indonesia

PTTSM is registered in Indonesia and is subject to the tax laws of Indonesia at a standard income tax rate of 22% during its tax year.

As of December 31, 2023, PTTSM incurred $7,217,490 of cumulative net operating losses which can be carried forward to offset future taxable income. The net operating loss carryforwards have no expiration. The Company has provided for a partial valuation allowance against the deferred tax assets of $1,587,848 on the expected future tax benefits from the net operating loss carryforwards as the management believes it is more likely than not that these assets will be partially realized in the future.

Uncertain tax position

The Company is subject to taxation in the U.S. and various foreign jurisdictions. U.S. federal income tax returns for 2018 and after remaining open to examination. We and our subsidiaries are also subject to income tax in multiple foreign jurisdictions. Generally, foreign income tax returns after 2017 remain open to examination. No income tax returns are currently under examination. As of December 31, 2023 and 2022, the Company have unrecognized tax benefits as disclosed in different jurisdiction above, and continues to monitor its current and prior tax positions for any changes. The Company recognizes penalties and interest related to unrecognized tax benefits as income tax expense. For the years ended December 31, 2023 and 2022, there were no penalties or interest recorded in income tax expense.

Income tax liability is calculated based on a separate return basis as if SOPA had filed separate tax returns before the completion of the Reorganization. Immediately following the Reorganization, the Company began to file separate tax returns and report the income tax based on the actual tax return of each legal entity under its respective tax regime.

NOTE 11 — PENSION COSTS

The Company’s subsidiaries are required to make contributions to their employees under a government-mandated defined contribution pension scheme for its eligible full-times employees locally employed. The Company is required to contribute a specified percentage of the participants’ relevant income based on their ages and wages level. During the years ended December 31, 2023 and 2022, $114,880 and $39,094 contributions were made, accordingly.

F-22

NUSATRIP INCORPORATED
NOTES TO CARVE-OUT COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023 AND 2022
(Currency expressed in United States Dollars (“US$”))

NOTE 12 — RELATED PARTY TRANSACTIONS

From time to time, shareholder of the Company advanced funds to the Company for working capital purposes. Those advances are unsecured, non-interest bearing and due on demand.

The Company has no other significant or material related party transactions during the years presented except for the audit fee borne by Society Pass Inc amounted to $125,000 for the year ended December 31, 2023 and there was no audit fee being allocated for the year ended December 31, 2022.

NOTE 13 — CONCENTRATIONS OF RISK

The Company is exposed to the following concentrations of risk:

(a) Major customers

For the years ended December 31, 2023 and 2022, the Company had a single customer that constituted 16.40% and 30.30% of its revenues, with accounts receivable of $0 and $0 at the year-end.

(b) Major vendors

For the years ended December 31, 2023 and 2022, none of the vendor accounted for 10% or more of the Company’s cost of revenue.

(c) Credit risk

Financial instruments that are potentially subject to credit risk consist principally of accounts receivable. The Company believes the concentration of credit risk in its trade receivables is substantially mitigated by its ongoing credit evaluation process and relatively short collection terms. The Company does not generally require collateral from customers. The Company evaluates the need for an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

(d) Exchange rate risk

The reporting currency of the Company is US$, to date the majority of the revenues and costs are denominated in VND, MYR and IDR and a significant portion of the assets and liabilities are denominated in VND, MYR and IDR. As a result, the Company is exposed to foreign exchange risk as its revenues and results of operations may be affected by fluctuations in the exchange rate between US$ and VND, MYR and IDR. If VND, MYR and IDR depreciate against US$, the value of VND, MYR and IDR revenues and assets as expressed in US$ financial statements will decline. The Company does not hold any derivative or other financial instruments that expose us to substantial market risk.

(e) Economic and political risks

The Company’s operations are conducted in Indonesia, Singapore, Malaysia, Vietnam and United States. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in the Indonesia, Singapore, Malaysia, Vietnam and United States , and by the general state of Indonesia, Singapore, Malaysia, Vietnam and United States economy.

The Company’s operations in Indonesia, Singapore, Malaysia, Vietnam and United States are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in Indonesia, Singapore and Vietnam, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation.

F-23

NUSATRIP INCORPORATED
NOTES TO CARVE-OUT COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023 AND 2022
(Currency expressed in United States Dollars (“US$”))

NOTE 14 — COMMITMENTS AND CONTINGENCIES

There is not any obligation or liability including contingent obligation or liability, to the extent that it is not fully reflected in the financial statements.

NOTE 15 — SUBSEQUENT EVENTS

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued, the Company has evaluated all events or transactions that occurred after December 31, 2023, up through March 26, 2024, the Company issued the carve-out combined and consolidated financial statements.

F-24

NUSATRIP INCORPORATED

COMMON STOCK

___________________________

PROSPECTUS

___________________________

[*]

 , 2024

No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with this Offering other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.

Until and including [*] (twenty-five (25) days after the date of this prospectus), all dealers that buy, sell or trade our Common Stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION
PRELIMINARY PROSPECTUS DATED OCTOBER 24, 2024

NUSATRIP INCORPORATED

1,066,668 Shares of Common Stock

This prospectus relates to the resale of up to 1,066,668 shares of common stock, $0.0001 par value per share (the “Common Stock”), of NusaTrip Incorporated that may be sold from time to time by the Selling Stockholders named in this prospectus, which includes:

•	1,066,668 shares of Common Stock held by the Selling Stockholders; and

We will not receive any proceeds from the sales of Common Stock by the Selling Stockholders.

No sales of the common stock covered by this prospectus shall occur until after the closing of our initial public offering. Prior to this offering, there has been no public market for our shares. We intend to list our shares of Common Stock on the Nasdaq Capital Market under the symbol “NUTR”. Nasdaq might not approve such application, and if our application is not approved, the Company’s initial public offering cannot be completed and this resale offering will not proceed.

We are an “emerging growth company”, as defined in the Jumpstart Our Business Startups Act of 2012, under applicable U.S. federal securities laws, and are eligible for reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company” for more information.

On October 18, 2024, we entered into a securities purchase agreement with the Selling Stockholders. Pursuant to securities purchase agreement, on October 18, 2024, we issued convertible notes (the “Convertible Notes”) to the Selling Stockholders with an aggregate principal amount of $1,600,002 (the “Convertible Notes Offering”). We are obligated to pay interest to the Selling Stockholders on the outstanding principal amount at the rate of 6.0% per annum. The Convertible Notes will automatically convert into shares of our common stock upon the effectiveness of the registration statement, at a conversion price of $1.50 per share. The Selling Stockholders may offer and sell the Common Stock being offered by this prospectus from time to time in public or private transactions, or both. Thereafter, these sales will occur at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. The Selling Stockholders may sell shares to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders, the purchasers of the shares, or both. Any participating broker-dealers and any Selling Stockholders who are affiliates of broker-dealers may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), and any commissions or discounts given to any such broker-dealer or affiliates of a broker-dealer may be regarded as underwriting commissions or discounts under the Securities Act. The Selling Stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute their Common Stock. See “Plan of Distribution” for a more complete description of the ways in which the shares may be sold

Investing in our securities is highly speculative and involves a high degree of risk. See “Risk Factors” beginning on page 14 for a discussion of information that should be considered in connection with an investment in our securities.

Neither the U.S. Securities and Exchange Commission nor any state or provincial securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is [*], 2024.

[Alternate Page for Resale Prospectus]

THE OFFERING

Common Stock offered by the Selling Stockholders:

This prospectus relates to 1,066,668 shares of Common Stock that may be sold from time to time by the Selling Stockholders named in this prospectus, which includes:

1,066,668 shares of Common Stock issuable upon the conversion of the Convertible Notes.

Shares outstanding at commencement of the offering(1):	14,000,000 shares of Common Stock.

Shares outstanding after the resale offering(1):	15,066,668 shares of Common Stock (or 2,700,000 shares if the underwriters in the Company's initial public offering exercise the over-allotment option in full).

Use of proceeds:	We will not receive any proceeds from the sales of outstanding Common Stock by the Selling Stockholders.

Risk factors:	Investing in our Common Stock involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 14 before deciding to invest in our Common Stock.

Trading market and symbol:	We intend to list our Common Stock on the Nasdaq “NUTR” Market under the symbol “NUTR”. We believe that upon the completion of the Company’s initial public offering, we will meet the standards for listing on Nasdaq. The closing of the initial public offering is contingent upon the successful listing of our Common Stock on Nasdaq.

(1) The number of shares of our Common Stock outstanding prior to this offering, as set forth in the table above, is based on the shares outstanding as of the date of this prospectus.

Alt-1

[Alternate Page for Resale Prospectus]

USE OF PROCEEDS

We will not receive any proceeds from the sale of Common Stock by the Selling Stockholders. In addition, the underwriters will not receive any compensation from the sale of the Common Stock by the Selling Stockholders. The Selling Stockholders will receive all of the net proceeds from the sales of Common Stock offered by it under this prospectus.

The Selling Stockholders will pay any underwriting discounts and commissions and expenses incurred by them for brokerage, accounting, tax or legal services or any other expenses incurred by them in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees and fees and expenses of our counsel and our accountants.

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[Alternate Page for Resale Prospectus]

SELLING STOCKHOLDERS

The shares of Common Stock being offered by the Selling Stockholders are those held by the Selling Stockholders or issuable to the Selling Stockholders upon the exercise of certain convertible notes, that are convertible into shares of Common Stock, held by the Selling Stockholders or automatic conversion of certain convertible notes into shares of Common Stock held by the Selling Stockholders.  On October 18, 2024, we entered into a securities purchase agreement with the Selling Stockholders. Pursuant to securities purchase agreement, on October 18, 2024, we issued convertible notes (the “Convertible Notes”) to the Selling Stockholders with an aggregate principal amount of $1,600,002 (the “Convertible Notes Offering”). We are obligated to pay interest to the Selling Stockholders on the outstanding principal amount at the rate of 6.0% per annum. The Convertible Notes and the interests shall be converted into shares of common stock of the Company at a conversion price of $1.5 per share by the six months anniversary of the issuance date or the consummation of our IPO, whichever earlier.

We are registering the shares of Common Stock in order to permit the Selling Stockholders to offer the shares for resale from time to time. Except for the ownership of these securities or as otherwise disclosed below, the Selling Stockholders have not had any position, office, or other material relationship with us or any of our predecessors or affiliates within the past three years, and based on the information provided to us by the Selling Stockholders, no Selling Stockholder is a broker-dealer or an affiliate of a broker-dealer.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. For purposes of the table below, a person or group of persons is deemed to have “beneficial ownership” of any shares of Common Stock that such person or any member of such group has the right to acquire within 60 days of the date of this prospectus. For purposes of computing the percentage of outstanding shares of our Common Stock held by each person or group of persons named below, any shares that such person or persons has the right to acquire within 60 days of the date of this prospectus are deemed to be outstanding for such person, but not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The inclusion herein of any shares listed as beneficially owned does not constitute an admission of beneficial ownership by any person.

The table below lists the Selling Stockholders and other information regarding the beneficial ownership of the shares of Common Stock by each of the Selling Stockholders. The second column lists the number of shares of Common Stock beneficially owned by each Selling Stockholder, based on its ownership of shares of Common Stock, and shares of Common Stock issuable upon the automatic conversion of the Convertible Notes upon the consummation of the Company’s initial public offering. The third column lists the shares of Common Stock being offered by this prospectus by the Selling Stockholders.

In accordance with the terms of the registration provisions of subscription agreements entered into with the initial holders of the Convertible Notes, this prospectus generally covers the resale of the sum of the maximum number of shares of Common Stock issuable upon the exercise of such Convertible Notes, without regard to any limitations on the exercise of these securities. The other shares of Common Stock that are included below were included based on discussions with the underwriter of the Company’s initial public offering, which is being conducted simultaneously with this resale offering. The fourth column of the table below assumes the sale of all of the shares offered by the Selling Stockholders pursuant to this prospectus. The fifth column is based on the assumptions described in the first footnote to the table.

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[Alternate Page for Resale Prospectus]

Except as otherwise indicated in the table below, the Selling Stockholders may sell all, some or none of the shares of Common Stock being offered. See “Plan of Distribution.” We therefore have no way of determining the number of shares of Common Stock each Selling Stockholder will hold after this offering. Therefore, the fourth and fifth columns assume that each Selling Stockholder will sell all shares of Common Stock covered by this prospectus.

			Amount of Shares of Common Stock Beneficially Owned After this Offering
Name of Selling Stockholder(1)	Amount of Shares of Common Stock Beneficially Owned Prior to this Offering	Amount of Shares of Common Stock Being Offered	Shares	Percent(1)
Creative Vision Digital Limited(2)	355,556	533,334	0	0%
GRIT Multi-Strategies Investment Company Limited(3)	355,556	533,334	0	0%
G Bridge Global Investment Limited (4)	355,556	533,334	0	0%
Totals:	1,066,668	1,600,002	0	0%

* Less than 1%.

(1)	Each of the Selling Stockholders will own the number of shares of Common Stock after its name upon the conversion of Convertible Notes owned by it upon the effectiveness of the registration statement of which this prospectus is a part. Share information as of after this Offering assumes all Common Stock listed in this table will be sold. The selling stockholder and/or individuals in control of the selling stockholders, do not hold any positions within the group of companies, nor do they have any significant affiliations within the past three years. Before our initial public offering, the Company is wholly owned by Society Pass. Each selling stockholder is not granted any voting or dividend rights in connection with the Convertible Notes.
(2)	The address of Creative Vision Digital Limited is Unit 407, 4/F., 131-132 Connaught Road West, Hong Kong. Yusi Zheng, director of Creative Vision Digital Limited, has control over the selling stockholder and is deemed as the contorling person of Creative Vision Digital Limited.
(3)	The address of GRIT Multi-Strategies Investment Company Limited is Unit No. 2002, Building 33, Yajule Fuchun Shanju, Huangpu District, Guangzhou City, Guangdong Province, China. Jue Wang has control over the selling stockholder and is deemed as the controlling person of GRIT Multi-Strategies Investment Company Limited.
(4)	The address of G Bridge Global Investment Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. Yuzhang Zhou has control over the selling stockholder and is deemed as the controlling person of G Bridge Global Investment Limited.

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[Alternate Page for Resale Prospectus]

PLAN OF DISTRIBUTION

Each Selling Stockholder and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on any stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales will occur at a fixed price of $[•] per share until our Common Stock is listed on Nasdaq. Thereafter, these sales will occur at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. A Selling Stockholder may use any one or more of the following methods when selling securities:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	settlement of short sales;
•	in transactions through broker-dealers that agree with the Selling Stockholders to sell a specified number of such securities at a stipulated price per security;
•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
•	a combination of any such methods of sale; or
•	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with Rule 2121 of the Financial Industry Regulatory Authority, Inc. (“FINRA”); and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

In connection with the sale of the securities or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The Selling Stockholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

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[Alternate Page for Resale Prospectus]

We are required to pay certain fees and expenses incurred by us incident to the registration of the securities. We have agreed to indemnify the Selling Stockholders of shares issued upon conversion of the unsecured promissory notes  against certain losses, claims, damages and liabilities relating to the registration of their shares, including liabilities under the Securities Act.

We agreed to keep the registration statement of which this prospectus forms a part effective for a period as shall be required to permit the investors to complete the offer and sale of their shares, unless the shares may be resold pursuant to Rule 144 promulgated under the Securities Act. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the Common Stock for the applicable restricted period, as defined in Regulation M promulgated under the Exchange Act, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the Common Stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

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[Alternate Page for Resale Prospectus]

LEGAL MATTERS

The validity of the shares of Common Stock covered by this prospectus will be passed upon by Loeb and Loeb LLP. Legal matters as to Nevada law will be passed upon for us by Fennemore Craig, P.C. Loeb & Loeb LLP is acting as U.S. securities counsel for the Company and may rely upon Loeb and Loeb LLP with respect to matters governed by Nevada law.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, to be paid by the Registrant in connection with the issuance and distribution of the Common Stock being registered. All amounts other than the SEC registration fee, the FINRA filing fee, and the Nasdaq listing fee are estimates.

Expense	Amount Paid or to be Paid
SEC Registration Fee	$
Financial Industry Regulatory Authority, Inc. Filing Fee	$
Nasdaq Listing Fee	$
Printing Fees and Expenses	$
Legal Fees and Expenses	$
Transfer Agent and Registrar Fees	$
Accounting Fees and Expenses	$
Miscellaneous Fees and Expenses	$
Total	$

Item 14. Indemnification of Directors and Officers

Our Articles of Incorporation provides that our officers and directors shall be entitled to be indemnified by us to the fullest extent permitted by the Nevada Revised Statutes.

Section 78.7502(1) of the NRS provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (except an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if such person: (i) is not liable pursuant to NRS Section 78.138 (including for a breach of fiduciary duties that involved intentional misconduct, fraud or a knowing violation of law); or (ii) acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

NRS Section 78.7502(2) further provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred in connection with the defense or settlement of the action or suit if such person: (i) is not liable pursuant to NRS Section 78.138 (including for a breach of fiduciary duties that involved intentional misconduct, fraud or a knowing violation of law); or (ii) acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (1) and (2) of NRS Section 78.7502, as described above, or in defense of any claim, issue or matter therein, the corporation shall indemnify him or her against expenses (including, without limitation, attorneys’ fees) actually and reasonably incurred by such person in connection with the defense.

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Our Articles of Incorporation and Bylaws provide that the Company shall, to the fullest extent permitted by the NRS, as now or hereafter in effect, indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the Company, by reason of the fact that he or she is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding if he or she: (i) is not liable pursuant to NRS Section 78.138 (including for a breach of fiduciary duties that involved intentional misconduct, fraud or a knowing violation of law); or (ii) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Item 15. Recent Sales of Unregistered Securities.

On May 22, 2023, the Company issued 1,000 shares of Common Stock to Society Pass at a price of $0.0001 per share.

On May 22, 2023, the Company designated 50,000 shares of our preferred stock as Super Voting Preferred Stock.

On June 03, 2024, the Company issued an additional 7,999,000 shares of Common Stock to Society Pass at a price of $0.0001 per share.

On June 21, 2024, the Company designated an additional 25,000 shares of our preferred stock as Super Voting Preferred Stock.

On September 2, 2024, the Company issued an additional 6,000,000 shares of Common Stock to Society Pass at a price of $0.0001 per share.

On September 3, 2024, the Company issued 75,000 shares of the Company’s Super Voting Preferred Stock to Heather Maynard. On October 14, 2024, the Company cancelled the Company’s Super Voting Preferred Stock to Heather Maynard and the 75,000 Super Voting Preferred Stocks are held in the treasury.

On October 18, 2024, the Company entered into securities purchase agreements (the "October SPAs") with three investors for a private placement of Convertible Notes with a principal amount of $1,600,002. The Convertible Notes offering was completed on October 18, 2024. The Convertible Notes mature six months after issuance, at which point the full principal amount and accrued interest will be due and payable. The Convertible Notes will automatically convert into shares of our common stock upon the effectiveness of the registration statement, at a conversion price of $1.50 per share.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

The following exhibits are filed as part of this registration statement:

Exhibit No.	Exhibit Description
1.1**	Form of Underwriting Agreement
3.1*	Articles of Incorporation of the Company
3.2***	Bylaws of The Company
3.3***	Certificate of Designation for Super Voting Preferred Stock.
4.1**	[Form of Underwriter Warrant].
5.1**	Opinion of Fennemore Craig PC regarding the validity of the Shares being registered
10.1**	Executive Officer Employment Agreement, by and between the Registrant and Tjin Patrick Soetanto.
10.2**	Executive Officer Employment Agreement, by and between the Registrant and Yee Siong Tan
10.3***	Form of Independent Director Agreement by and between the Registrant and its Independent Director.
10.4***	Form of Indemnification Agreement between the Registrant and its directors and executive officers.
10.5*	Securities Purchase Agreement dated October 18, 2024, entered by and between NusaTrip Incorporated and Creative Vision Digital Limited
10.6*	Securities Purchase Agreement dated October 18, 2024, entered by and between NusaTrip Incorporated and G Bridge Global Investment Limited
10.7*	Securities Purchase Agreement dated October 18, 2024, entered by and between NusaTrip Incorporated and Grit Multi-Strategies Investment Company Ltd
14.1***	Code of Business Conduct and Ethics
21.1***	List of subsidiaries of the Company
23.1**	Consent of Onestop Assurance PAC
23.2**	Consent of Fennemore Craig PC (included in Exhibit 5.1)
23.3**	Consent of [Indonesia counsel] (included in Exhibit 99.1)
99.1**	Opinion of [Indonesia counsel], as to certain Indonesia Legal Matters
99.2***	Audit Committee Charter
99.3***	Compensation Committee Charter
99.4***	Nominating and Corporate Governance Committee Charter
99.5***	Executive Compensation Recovery Policy
99.6***	Insider Trading Policy
107**	Filing Fee Table

* Filed herewith.

** To be filed by amendment

*** Previously filed.

† Denotes management compensation plan or contract.

(b) Financial Statement Schedules

See index to financial statements on page F-1. All schedules have been omitted because they are not required or are not applicable.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities

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and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Indonesia, on [ ], 2024.

NUSATRIP INCORPORATED
By:
	Name:	Tjin Patrick Soetanto
	Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer	[ ], 2024
Name: Tjin Patrick Soetanto

	Chief Financial Officer (Chief Accounting Officer)	[ ], 2024
Name: Yee Siong Tan

	Executive Chairwoman and Director	[ ], 2024
Name: Heather Maynard

	Director	[ ], 2024
Name: Vincent Puccio

	Director	[ ], 2024
Name: Nicole Washko

	Director	[ ], 2024
Name: Michael Feed

	Director	[ ], 2024
Name: Richard Hou

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